As confidentially submitted to the Securities and Exchange Commission on March 5, 2021

This Amendment No. 1 to the draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Rain Therapeutics Inc.

(Exact name of registrant as specified in its charter)

Delaware	2834	82-1130967
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

8000 Jarvis Avenue, Suite 204

Newark, CA 94560

(510) 953-5559

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Avanish Vellanki

Chief Executive Officer

Rain Therapeutics Inc.

8000 Jarvis Avenue, Suite 204

Newark, CA 94560

(510) 953-5559

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Ryan A. Murr Branden C. Berns Gibson, Dunn & Crutcher LLP 555 Mission Street San Francisco, CA 94105-0921 (415) 393-8373	Brian J. Cuneo Chris G. Geissinger Latham & Watkins LLP 140 Scott Drive Menlo Park, CA 94025 (650) 328-4600

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, par value $0.001 per share	$	$

(1)	Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes the aggregate offering price of additional shares that the underwriters have the option to purchase from the registrant. See the section titled “Underwriting.”

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is declared effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated                      , 2021

                Shares

Common Stock

This is the initial public offering of shares of common stock of Rain Therapeutics Inc. We are offering                  shares of our common stock.

Prior to this offering, there has been no public market for our common stock. We currently expect the initial public offering price will be between $             and $             per share of our common stock.

We intend to apply to list our common stock on the Nasdaq Global Market under the symbol “RAIN.”

We are an “emerging growth company” as defined under the federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements in future reports after the closing of this offering. See the section titled “Business—Implications of Being an Emerging Growth Company.”

Investing in our common stock involves risks. See the section titled “Risk Factors” beginning on page 10 of this prospectus.

Neither the Securities and Exchange Commission nor any other regulatory body have approved or disapproved these securities, or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to Rain Therapeutics Inc.	$	$

(1)	See the section titled “Underwriting” beginning on page 143 for additional information regarding underwriting compensation.

We have granted the underwriters an option for a period of 30 days to purchase up to an additional                 shares of our common stock at the initial public offering price, less the underwriting discounts and commissions.

The underwriters expect to deliver the shares of common stock to purchasers on our about                      , 2021 through the book entry facilities of The Depository Trust Company.

Goldman Sachs & Co. LLC	Citigroup	Piper Sandler	Guggenheim Securities

                    , 2021

We have not, and the underwriters have not, authorized anyone to provide you with information other than in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. We take no responsibility for and cannot provide any assurance as to the reliability of any other information others may give you. We are not, and the underwriters are not, making an offer to sell shares of our common stock in any jurisdiction where the offer or sale is not permitted. The information in this prospectus or any free writing prospectus is accurate only as of its date, regardless of its time of delivery or of any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside the United States: We have not, and the underwriters have not, done anything that would permit this offering, or possession or distribution of this prospectus, in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our common stock and the distribution of this prospectus outside of the United States.

This prospectus includes our trademarks, including the Rain Therapeutics logo and RAIN®, which are our property and are protected under applicable intellectual property laws. This prospectus also includes trademarks and trade names that are the property of other organizations. Solely for convenience, trademarks and trade names referred to in this prospectus appear without the ® and ™ symbols, but those references are not intended to indicate that we will not assert, to the fullest extent under applicable law, our rights, or that the applicable owner will not assert its rights, to these trademarks and trade names. We do not intend our use or display of other companies’ trade names or trademarks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

i

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before deciding to invest in our common stock. You should read the entire prospectus carefully, including “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our financial statements and notes to those financial statements, before making an investment decision. Some of the statements in this summary constitute forward-looking statements, see the section titled “Special Note Regarding Forward-Looking Statements.” In this prospectus, unless the context requires otherwise, references to “we,” “us,” “our,” “Rain Therapeutics,” “Rain” or the “company” refer to Rain Therapeutics Inc. Additionally, references to our “Board” refer to the board of directors of Rain Therapeutics Inc.

Overview

We are a clinical-stage precision oncology company developing therapies that target oncogenic drivers for which we are able to genetically select patients we believe will most likely benefit. This approach includes using a tumor-agnostic strategy to select patients based on their tumors’ underlying genetics rather than histology. We have in-licensed product candidates, each with a differentiated profile relative to available therapies, and we intend to continue strengthening our pipeline through focused business development and internal research efforts. Our lead product candidate, RAIN-32 (milademetan, formerly known as DS-3032), is a small molecule, oral inhibitor of mouse double minute 2 (MDM2), which is oncogenic in numerous cancers. We in-licensed RAIN-32 in September 2020 based on the results of a Phase 1 clinical trial, which demonstrated meaningful antitumor activity in an MDM2-amplified subtype of liposarcoma (LPS) and other solid tumors. This trial also validated a rationally-designed dosing schedule that has been shown to mitigate safety concerns and widen the therapeutic window of MDM2 inhibition, unlocking the potential for RAIN-32 in a broad range of MDM2-dependent cancers. Based on these data, we anticipate commencing a pivotal Phase 3 trial in LPS in the second half of 2021, a Phase 2 tumor-agnostic basket trial in certain solid tumors in the second half of 2021 and a Phase 2 trial in intimal sarcoma by early 2022. In addition to RAIN-32, we are also developing a preclinical program that is focused on inducing synthetic lethality in cancer cells by inhibiting RAD52.

The recent advancements in cancer research have enabled the development of precision oncology therapeutics, which allow for an unprecedented degree of insight into the critical drivers of cancer growth and its associated signaling networks. The current era simultaneously leverages widely available, comprehensive companion diagnostics and biomarkers to identify relevant patients most likely to benefit. We are led by founders and a management team with significant experience in applying these insights to precision oncology therapeutic development, including Robert Doebele, M.D., Ph.D., who led research efforts at the University of Colorado. Dr. Doebele’s lab launched the tropomyosin receptor kinase (TRK) field by demonstrating that neurotrophic tyrosine receptor kinase (NTRK) 1/2/3 gene fusions represent a novel tumor-agnostic target in cancer, a discovery that ultimately led to the approval of larotrectinib, developed by Loxo Oncology, Inc., and entrectinib, developed by Ignyta, Inc. We are applying our proven in-licensing strategy and leading development capabilities to patients with genetically-defined tumor types. This approach seeks to generate rapid turnaround of clinical data and provide potential expedited paths to registration.

Our lead product candidate, RAIN-32, reactivates p53, known as the “guardian of the genome,” by inhibiting MDM2. p53 is present in every cell and acts as a key regulator of a variety of cellular processes including the cell cycle, DNA repair and apoptosis, or cell death. RAIN-32, a potent oral inhibitor of MDM2, is being developed in patients with MDM2-dependent cancers with wild type (WT) p53. We believe that RAIN-32’s ability to inhibit MDM2 may enable it to have an effect in a broad range of MDM2-dependent tumors.

Our Development Pipeline

Our development pipeline is summarized below and is unified by a strategy to target oncogenic drivers through differentiated therapies for which we are able to genetically select the patients we believe will be most likely to benefit from treatment. We currently retain global development and commercialization rights to all of our product candidates.

[1]	Timelines illustrative and not indicative of exact timing.
[2]

Also known as DS-3032, and is in ongoing investigator-sponsored trials (ISTs) for intimal sarcoma at the National Cancer Center (Tokyo, Japan) and for relapsed/refractory acute myeloid leukemia at MD Anderson Cancer Center (Houston, TX).

RAIN-32 (milademetan)

Our lead product candidate, RAIN-32, is a small molecule, oral inhibitor of MDM2 and is being developed in cancer patients with MDM2 dependence. Historically, MDM2 inhibition has been a challenging treatment approach due to dose-limiting, on-target hematologic toxicities. Data from well-differentiated/de-differentiated (WD/DD) LPS patients in the Phase 1 clinical trial demonstrated median progression-free survival approximately three to four times greater than trabectedin or eribulin, the current standards of care (SOC). RAIN-32’s differentiated profile, as a potent MDM2 inhibitor with rapid plasma clearance and lack of drug accumulation in tissues, has enabled a rationally-designed dosing schedule that we believe has the potential to reduce toxicities while preserving activity. We anticipate that this dosing schedule may also be applicable to other MDM2-dependent cancer populations across solid and hematologic tumor types.

The initial development opportunity for RAIN-32 will be in patients with MDM2-amplified tumors, beginning with WD/DD LPS patients. We plan to commence a pivotal Phase 3 trial for RAIN-32 in WD/DD LPS patients in the second half of 2021. Our commencement of a Phase 3 trial following the Phase 1 trial referenced above is based on the data observed in the Phase 1 trial and FDA feedback with respect to our development plan. We anticipate reporting final data from the trial in 2023.

We also plan to commence two additional Phase 2 trials for RAIN-32. The first Phase 2 trial is an open-label MDM2-amplified tumor-agnostic basket trial expected to commence in the second half of

2021. We plan to enroll solid tumor patients with pre-specified MDM2 amplification levels and WT p53 in this trial. Our basket trial is supported by data from the Phase 1 clinical trial demonstrating tumor volume reductions in patients with MDM2-amplified tumors in non-LPS cancers. We anticipate reporting interim data from the basket trial in the second half of 2022. The second Phase 2 trial is an open-label trial in patients with intimal sarcoma, a rare sarcoma also exhibiting MDM2-amplification, expected to commence by early 2022, and for which we anticipate reporting interim data in the second half of 2022.

RAD52

We are developing a preclinical program that is focused on inducing synthetic lethality in cancer cells by inhibiting RAD52. RAD52 plays a central role in DNA repair in pathways alternative to those where BRCA1/2 or PARP play a role. RAD52 inhibition may enable a novel strategy for patients with homologous recombination deficiencies (HRD+) tumors including breast, ovarian, prostate and other cancers. These HRD+ patients may include patients with mutations in BRCA1/2, including patients resistant to PARP inhibition. There are no clinical programs in development targeting RAD52. We anticipate selecting a lead clinical candidate for RAD52 in 2022.

Our Strategy

Our vision is to be a leading precision oncology company that develops and commercializes small molecule therapeutics through leveraging both an acquisition-based business model and internal research efforts. Our strategy to achieve this vision is as follows:

•	Rapidly advance our lead product candidate, RAIN-32, through clinical development toward approval in LPS and subsequently expand across a multitude of MDM2-dependent tumors.

•	Increase probability of a clinically meaningful benefit for patients for our pipeline programs by utilizing biomarker-driven patient selection.

•	Maximize opportunity of commercial success for our pipeline programs by focusing on tumor-agnostic clinical trials.

•

Leverage our business development expertise to expand our pipeline of precision oncology candidates by identifying genetically or biologically defined subsets across solid tumors and hematologic malignancies in patients with limited treatment options.

•	Pursue global clinical and regulatory strategies enabling us to commercialize pipeline programs worldwide.

•	Pursue collaborations with leading academic clinical investigators to evaluate new therapeutic indications and combinations of pipeline programs.

Our Team and Investors

Our company was founded in 2017 by Avanish Vellanki, our Chairman and Chief Executive Officer, and Dr. Robert Doebele, our Executive Vice President and Chief Scientific Officer, to target genetically-defined cancers in patients with unmet medical needs. Our co-founders represent a synergistic partnership of a Wall Street investment banker with a proven history of equity capital financings and oncology drug acquisitions and a pioneering drug development professional with experience leading the industry’s development efforts in precision oncology. Our team also includes additional seasoned industry executives from AstraZeneca PLC, Baxter International Inc., Loxo Oncology, Inc., Novartis International AG, Principia Biopharma Inc. and others.

Since our inception in 2017, we have raised over $90 million in capital from leading investors including Boxer Capital LLC, BVF Partners L.P., Cormorant Asset Management LLC, Janus Henderson Investors, Logos Capital LLC, Perceptive Advisors LLC and Samsara BioCapital, LLC.

Risks Associated with Our Business

Investing in our common stock involves significant risks. You should carefully consider the risks described in the section titled “Risk Factors” and elsewhere in this prospectus before making a decision to invest in our common stock. If we are unable to successfully address these risks and challenges, our business, financial condition, results of operations or prospects could be materially and adversely affected. In such case, the trading price of our common stock would likely decline, and you may lose all or part of your investment. Below is a summary of some of the risks we face.

•

We have a limited operating history, have not initiated, conducted or completed any clinical trials, and have no products approved for commercial sale, which may make it difficult for you to evaluate our current business and likelihood of success and viability.

•

We have incurred significant losses since inception, and we expect to incur significant losses for the foreseeable future and may not be able to achieve or sustain profitability in the future. We have not generated any revenue from our product candidates and may never generate revenue or become profitable.

•

Even if this offering is successful, we will require substantial additional capital to finance our operations in the future. If we are unable to raise such capital when needed, or on acceptable terms, we may be forced to delay, reduce and/or eliminate one or more of development programs or future commercialization efforts.

•	Our future growth depends on our ability to identify and acquire or in-license products.

•	We are substantially dependent on the success of our lead product candidate, RAIN-32, and our anticipated clinical trials of RAIN-32 may not be successful.

•	We may find it difficult to enroll patients in our clinical trials given the relatively small patient populations with the indications for which our product candidates are being developed.

•

The results of our preclinical testing and early clinical trials may not be predictive of the success of our later clinical trials, and the results of our clinical trials may not satisfy the requirements of the FDA or other comparable foreign regulatory authorities.

•	We face substantial competition, which may result in others discovering, developing, licensing or commercializing products before or more successfully than we do.

•	The regulatory approval processes of the FDA and other comparable foreign regulatory authorities are lengthy, time-consuming and inherently unpredictable.

•	We currently rely, and plan to rely in the future, on third parties to conduct and support our preclinical studies and clinical trials.

•

We currently rely and expect to rely in the future on the use of manufacturing suites in third-party facilities or on third parties to manufacture our product candidates, and we may rely on third parties to produce and process our products, if approved.

•

We may, in the future, form or seek collaborations or strategic alliances or enter into licensing arrangements, and we may not realize the benefits of such collaborations, alliances or licensing arrangements.

•	Our ability to protect our patents and other proprietary rights is uncertain, exposing us to the possible loss of competitive advantage.

•

We may be subject to patent infringement claims or may need to file claims to protect our intellectual property, which could result in substantial costs and liability and prevent us from commercializing our potential products.

•	We license patent rights from third-party owners and we rely on such owners to obtain, maintain and enforce the patents underlying such licenses.

Implications of Being an Emerging Growth Company

We are an emerging growth company, as defined in Section 2(a) of the Securities Act of 1933, as amended (the Securities Act), as modified by the Jumpstart Our Business Startups Act of 2012 (the JOBS Act), and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including relief from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, less extensive disclosure obligations regarding executive compensation in our registration statements, periodic reports and proxy statements, exemptions from the requirements to hold a non-binding advisory vote on executive compensation and exemptions from stockholder approval of any golden parachute payments not previously approved. In particular, in this prospectus, we have provided only two years of audited financial statements and have not included all of the executive compensation-related information that would be required if we were not an emerging growth company. As a result, our stockholders may not have access to certain information that they may deem important. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if our total annual gross revenues exceed $1.07 billion, if we issue more than $1.0 billion in non-convertible debt during any three-year period or if the market value of our common stock held by non-affiliates exceeds $700 million as of June 30 of any year.

In addition, the JOBS Act also provides that an emerging growth company may take advantage of the extended transition period provided in the Securities Act for complying with new or revised accounting standards. An emerging growth company may therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this exemption and, as a result, will not be subject to the same implementation timing for new or revised accounting standards as are required of other public companies that are not emerging growth companies, which may make comparison of our financial information to those of other public companies more difficult.

Corporate Information

We were incorporated in the State of Delaware on April 6, 2017. Our corporate offices are located at 8000 Jarvis Avenue, Suite 204, Newark, California 94560 and our telephone number is (510) 953-5559. Our website is www.rainthera.com. The information on, or that can be accessed through, our website is not part of this prospectus and is not incorporated by reference herein.

THE OFFERING

Common stock offered by us	shares.

Option to purchase additional shares of common stock	The underwriters have a 30-day option to purchase up to additional shares of our common stock.

Common stock to be outstanding immediately after this offering	shares (or shares if the underwriters exercise in full their option to purchase additional shares of our common stock).

Use of proceeds	We expect that our net proceeds from this offering will be approximately $ million (or approximately $ million if the underwriters exercise in full their option to purchase additional shares of our common stock), based on an assumed public offering price of $ per share, which is the midpoint of the price range set forth on the cover of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds of this offering, together with our existing cash and cash equivalents, to fund a pivotal Phase 3 trial in LPS, a Phase 2 tumor-agnostic basket trial in certain solid tumors and a Phase 2 trial in intimal sarcoma for our lead product candidate, RAIN-32, fund the purchase of raw materials and drug substance and drug product manufacturing for our RAIN-32 program and fund various clinical pharmacology, biomarker and translational studies for our RAIN-32 program. See the section titled “Use of Proceeds” for additional information.

Risk factors	You should carefully read and consider the information set forth in the section titled “Risk Factors” beginning on page 10, together with all of the other information set forth in this prospectus, before deciding whether to invest in our common stock.

Proposed Nasdaq Global Market trading symbol	“RAIN.”

The number of shares of our common stock to be outstanding after this offering (i) is based on                  shares of our common stock (including                 shares of our convertible preferred stock outstanding on an as-converted basis) outstanding as of December 31, 2020 and (ii) excludes the following:

•

953,500 shares of our common stock issuable upon the exercise of stock options outstanding as of December 31, 2020 under our Amended and Restated 2018 Stock Option/Stock Issuance Plan (2018 Plan), at a weighted-average exercise price of $3.44 per share;

•	shares of our common stock issuable upon the exercise of stock options granted subsequent to December 31, 2020 under the 2018 Plan, at a weighted-average exercise price of $ per share;

•

                shares of our common stock to be reserved for future issuance pursuant to future awards under our 2021 Equity Incentive Plan (2021 Plan), which will become effective upon consummation of this offering and replace the 2018 Plan, as well as any automatic increase in the number of shares of common stock reserved for future issuance under the 2021 Plan; and

•	shares of our common stock to be reserved for future issuance under our 2021 Employee Stock Purchase Plan (ESPP), which will become effective upon consummation of this offering.

Except as otherwise noted, we have presented the information in this prospectus based on the following assumptions:

•

the conversion, in accordance with our existing amended and restated certificate of incorporation, of all shares of our convertible preferred stock outstanding as of the date hereof into 16,273,406 shares of our common stock;

•	a one-for- stock split of our common stock and a proportional adjustment to the conversion ratio of our convertible preferred stock to be effected prior to the closing of this offering;

•	no exercise by the underwriters of their option to purchase additional shares of our common stock in this offering;

•	no exercise of outstanding stock options after ; and

•	the filing and effectiveness of our newly amended and restated certificate of incorporation with the Secretary of State of the State of Delaware, which will occur upon closing of this offering.

SUMMARY FINANCIAL DATA

The following tables set forth our selected historical financial data as of and for the periods ended on the dates indicated. The selected statements of operations data for the years ended December 31, 2019 and 2020 and the selected balance sheet data as of December 31, 2019 and 2020 are derived from our audited financial statements and accompanying notes included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future.

You should read the following selected historical financial data together with our audited financial statements and accompanying notes included elsewhere in this prospectus and the information under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The selected historical financial data included in this section are not intended to replace the audited financial statements and the accompanying notes and are qualified in their entirety by our audited financial statements and the accompanying notes included elsewhere in this prospectus.

	Year ended December 31,
	2019	2020
	(in thousands, except share and per share amounts)
Statements of Operations Data:
Operating expenses:
Research and development	$7,290		$15,367
General and administrative	3,538		3,591

Total operating expenses	10,828		18,958

Loss from operations	(10,828)		(18,958)
Other income (expense)
Interest income	209		32
Interest expense, related party	(32)		(135)
Change in fair value of convertible promissory notes, related party	(251)		(2,024)
Other income	—		2

Total other expense	(74)		(2,125)

Net loss and comprehensive loss	$(10,902)		$(21,083)

Net loss per share attributable to common stockholders, basic and diluted(1)	$(4.17)		$(5.82)

Weighted average shares of common stock outstanding, basic and diluted(1)	2,612,253		3,619,723

Pro forma net loss per share attributable to common stockholders, basic and diluted(1)		$

Pro forma weighted average shares of common stock outstanding, basic and diluted(1)

(1)

See Note 12 to our audited financial statements included elsewhere in this prospectus for an explanation of the method used to calculate basic and diluted net loss per share and weighted average shares of common stock outstanding and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Unaudited Pro Forma Information” for an explanation of the calculations of our pro forma net loss per share, basic and diluted and the number of shares used in the computation of the per share amounts.

	As of December 31, 2020
(in thousands)	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)(3)
	(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$58,863	$
Working capital(4)	56,106
Total assets	61,080
Total liabilities	3,800
Convertible preferred stock	94,697
Total stockholders’ deficit	(37,417)

(1)

The pro forma balance sheet data gives effect to (i) the conversion of all outstanding shares of our convertible preferred stock into an aggregate of 16,273,406 shares of our common stock upon the closing of this offering and (ii) the filing and effectiveness of our amended and restated certificate of incorporation upon the closing of this offering.

(2)

Reflects the pro forma adjustments described in footnote (1) and the sale by us of shares of common stock in this offering at the assumed public offering price of per share, which is the midpoint of the price range set forth on the cover of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(3)

Pro forma as adjusted information is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase (decrease) in the assumed public offering price of $                 per share, which is the midpoint of the price range set forth on the cover of this prospectus, would increase (decrease) the pro forma as adjusted cash and cash equivalents, working capital, total assets and total stockholders’ equity by approximately $                million, assuming that the number of shares of common stock offered by us, as set forth on the cover of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares of common stock offered by us, as set forth on the cover of this prospectus, would increase (decrease) the pro forma as adjusted cash and cash equivalents, working capital, total assets and total stockholders’ equity by approximately $                million, assuming that the assumed public offering price remains the same, and after deducting estimated underwriting discounts and commissions payable by us and estimated offering expenses payable by us.

(4)

We define working capital as current assets less current liabilities. See our audited financial statements and accompanying notes included elsewhere in this prospectus for further details regarding our current assets and our current liabilities.

RISK FACTORS

Investing in our common stock involves a high degree of risk. Before you decide to invest in our common stock, you should consider carefully the risks described below, together with the other information contained in this prospectus, including our financial statements and the related notes appearing at the end of this prospectus. We believe the risks described below are the risks that are material to us as of the date of this prospectus. If any of the following risks actually occur, our business, financial condition, results of operations and future growth prospects could be materially and adversely affected. In these circumstances, the market price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Limited Operating History, Business, Financial Condition, Results of Operations and Need for Additional Capital

We have a limited operating history, have not initiated, conducted or completed any clinical trials, and have no products approved for commercial sale, which may make it difficult for you to evaluate our current business and likelihood of success and viability.

We are a clinical-stage company with limited operating history. Since our inception in 2017, we have incurred significant operating losses and have utilized substantially all of our resources to date in-licensing and developing our product candidates, organizing and staffing our company and providing other general and administrative support for our operations. We have no significant experience as a company in initiating, conducting or completing clinical trials, including global late-stage clinical trials. In particular, Daiichi Sankyo conducted the Phase 1 trial for our lead product candidate, RAIN-32, prior to our in-license of RAIN-32 in September 2020. In part because of this lack of experience, we cannot be certain that our planned clinical trials will begin or be completed on time, if at all. In addition, we have not yet demonstrated an ability to obtain marketing approvals, manufacture a commercial-scale product or arrange for a third party to do so on our behalf, or conduct sales, marketing and distribution activities necessary for successful product commercialization. Consequently, any predictions you make about our future success or viability may not be as accurate as they could be if we had a longer operating history. Further, we may encounter unexpected expenses, challenges and complications from known and unknown factors such as the COVID-19 pandemic.

We have incurred significant losses since inception, and we expect to incur significant losses for the foreseeable future and may not be able to achieve or sustain profitability in the future. We have not generated any revenue from our product candidates and may never generate revenue or become profitable.

Investment in biopharmaceutical product development is a highly speculative undertaking and entails substantial upfront capital expenditures and significant risks that any product candidate will fail to demonstrate adequate efficacy or an acceptable safety profile, gain regulatory approval and become commercially viable. We have no products approved for commercial sale, we have not generated any revenue from product sales to date, and we continue to incur significant research and development and other expenses related to our ongoing operations. We do not expect to generate product revenue unless or until we successfully complete preclinical and clinical development and obtain regulatory approval of, and then successfully commercialize, at least one product candidate. We may never succeed in these activities and, even if we do, may never generate revenues that are significant or large enough to achieve profitability. If we are unable to generate sufficient revenue through the sale of our product candidates or any future product candidates, we may be unable to continue operations without additional funding.

We have incurred significant net losses in each period since we commenced operations in April 2017. Our net losses were $10.9 million and $21.1 million for the years ended December 31, 2019 and 2020, respectively. We expect to continue to incur significant losses for the foreseeable future. Our failure to become profitable would decrease the value of our company and could impair our ability to raise capital, maintain our research and development efforts, expand our business and/or continue our operations. A decline in the value of our company could also cause you to lose all or part of your investment.

Even if this offering is successful, we will require substantial additional capital to finance our operations in the future. If we are unable to raise such capital when needed, or on acceptable terms, we may be forced to delay, reduce and/or eliminate one or more of development programs or future commercialization efforts.

Developing biopharmaceutical products is a very long, time-consuming, expensive and uncertain process that takes years to complete. We expect our expenses to increase in connection with our ongoing activities, particularly as we conduct clinical trials of, and seek marketing approval for, RAIN-32, and advance our other product candidates and future product candidates. Even if one or more of the product candidates that we develop is approved for commercial sale, we anticipate incurring significant costs associated with sales, marketing, manufacturing and distribution activities to launch any such product. Our expenses could increase beyond expectations if we are required by the FDA or other regulatory agencies to perform preclinical studies or clinical trials in addition to those that we currently anticipate. Because the design and outcome of our planned and anticipated clinical trials are highly uncertain, we cannot reasonably estimate the actual amount of funding that will be necessary to successfully complete the development and commercialization of any product candidate we develop. Our future capital requirements depend on many factors, including factors that are not within our control. Following this offering, we will also incur additional costs associated with operating as a public company. Accordingly, we will require substantial additional funding to continue our operations. Based on our current operating plan, we believe that the net proceeds from this offering, together with our existing cash, cash equivalents and short-term marketable securities, will be sufficient to fund our operations at least through                . This estimate is based on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect.

We do not have any committed external sources of funds and adequate additional financing may not be available to us on acceptable terms, or at all. We may be required to seek additional funds sooner than planned through public or private equity offerings, debt financings, collaborations and licensing arrangements or other sources. Such financing may dilute our stockholders or the failure to obtain such financing may restrict our operating activities. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences and anti-dilution protections that adversely affect your rights as a stockholder. Debt financing may result in imposition of debt covenants, increased fixed payment obligations or other restrictions that may affect our business. If we raise additional funds through upfront payments or milestone payments pursuant to future collaborations with third parties, we may have to relinquish valuable rights to our product candidates, or grant licenses on terms that are not favorable to us. Our ability to raise additional capital may be adversely impacted by potential worsening global economic conditions and the recent disruptions to and volatility in the credit and financial markets in the United States and worldwide resulting from the ongoing COVID-19 pandemic. Our failure to raise capital as and when needed or on acceptable terms would have a negative impact on our financial condition and our ability to pursue our business strategy, and we may have to delay, reduce the scope of, suspend or eliminate one or more of our research-stage programs, clinical trials or future commercialization efforts.

Our future growth depends on our ability to identify and acquire or in-license products.

We have in-licensed the rights to all of our current product candidates from third parties who conducted the initial development of each product candidate. An important part of our business strategy is to continue to develop a pipeline of product candidates by acquiring or in-licensing products, businesses or technologies. Future in-licenses or acquisitions, however, may entail numerous operational and financial risks. In addition, we may compete with competitors in pursuing these in-licensing opportunities and such competitors have access to greater financial resources than us and may have greater experience in identifying and evaluating new opportunities.

If we breach any of the agreements under which we license rights to our product candidates from others, we could lose the ability to develop and commercialize our product candidates.

In September 2020, we entered into a worldwide, exclusive license agreement with Daiichi Sankyo relating to RAIN-32 for all human prophylactic or therapeutic uses and in July 2020 we entered into a license agreement with Drexel University relating to our RAD52 research program. Because we have in-licensed the rights to all of our product candidates from third parties, if there is any dispute between us and our licensors regarding our rights under these license agreements, our ability to develop and commercialize these product candidates may be adversely affected. Any uncured, material breach under these license agreements could result in our loss of exclusive rights to the related product candidate and may lead to a complete termination of our product development efforts for such product candidate.

Due to the significant resources required for the development of our product candidates, we must prioritize development of certain product candidates and/or the pursuit of treatments for certain indications. We may expend our limited resources to pursue a particular product candidate or indication and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success.

We are developing therapies for patients with genetically-defined cancers with unmet needs. We apply a tumor-agnostic development approach to the essential biological pathways and molecular machinery of cancer. Our lead product candidate, RAIN-32 (milademetan), is a small molecule, oral inhibitor of mouse double minute 2 (MDM2), which is oncogenic in numerous cancers. Our decisions concerning the allocation of research, development, collaboration, management and financial resources toward particular product candidates or indications may not lead to the development of any viable commercial product and may divert resources away from better opportunities with other product candidates or for other indications that later prove to have greater commercial potential or a greater likelihood of success. For example, even if RAIN-32 receives marketing approval, it may not achieve commercial success, including as a result of the gravity of the patients’ illnesses in our target market. The primary endpoint for the pivotal Phase 3 trial for RAIN-32 that we plan to commence in WD/DD LPS is progression-free survival (PFS) evaluated by Response Evaluation Criteria in Solid Tumors. Even if the primary endpoint of such trial is met and RAIN-32 demonstrates meaningful increases in PFS, there is no guarantee that such increases in PFS will lead to the market acceptance or commercial success of RAIN-32, if approved. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through future collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights. We may make incorrect determinations regarding the viability or market potential of any of our programs or product candidates or misread trends in our industry.

Risks Related to Product Development

We are substantially dependent on the success of our lead product candidate, RAIN-32, and our anticipated clinical trials of RAIN-32 may not be successful.

Our future success is substantially dependent on our ability to timely obtain marketing approval for, and then successfully commercialize, RAIN-32, our lead product candidate. We are investing a majority of our efforts and financial resources into the research and development of RAIN-32. Our other product candidates are in earlier stages of development. We plan to commence a pivotal Phase 3 trial for RAIN-32 in WD/DD LPS in the second half of 2021, with interim data expected in the second half of 2022. We also plan to commence an open-label Phase 2 MDM2-amplified tumor-agnostic basket trial for RAIN-32 across solid tumors in patients with pre-specified MDM2 amplification levels and WT p53 in the second half of 2021 and anticipate preliminary data in the second half of 2022. We also intend to commence a Phase 2 trial in patients with intimal sarcoma by early 2022, with interim data expected in the second half of 2022.

RAIN-32 will require additional clinical development, evaluation of clinical, preclinical and manufacturing activities, marketing approval in multiple jurisdictions, substantial investment and significant marketing efforts before we generate any revenues from product sales. We are not permitted to market or promote RAIN-32, or any other product candidates, before we receive marketing approval from the FDA and comparable foreign regulatory authorities, and we may never receive such marketing approvals.

The success of RAIN-32 will depend on a variety of factors. We do not have complete control over many of these factors, including certain aspects of clinical development and the regulatory submission process, potential threats to our intellectual property rights and the manufacturing, marketing, distribution and sales efforts of any future collaborator. Accordingly, we cannot assure you that we will ever be able to generate revenue through the sale of RAIN-32, even if approved. If we are not successful in commercializing RAIN-32, or are significantly delayed in doing so, our business will be materially harmed.

We may find it difficult to enroll patients in our clinical trials given the relatively small patient populations with the indications for which our product candidates are being developed. If we experience delays or difficulties in the enrollment of patients in clinical trials, including failure to develop or use existing companion diagnostic tests, our successful completion of clinical trials or receipt of marketing approvals could be delayed or prevented.

We may not be able to initiate or continue clinical trials for our product candidates if we are unable to locate and enroll a sufficient number of eligible patients to participate in these trials. Because our product candidates are focused on indications with relatively small patient populations, our ability to enroll eligible patients in our clinical trials may be limited or may result in slower enrollment than we anticipate. Moreover, because specific genetic mutations will be used to identify the appropriate patients for our programs and our current or future product candidates, successful enrollment of eligible patients to these trials may depend, in part, on our ability to use existing companion diagnostic tests and genetic sequencing, or to develop novel companion diagnostics in collaboration with partners. Patient enrollment may be affected by various factors, including if our competitors have ongoing clinical trials for product candidates that are under development for the same indications as our product candidates, and patients instead enroll in such clinical trials. Our inability to enroll a sufficient number of patients would result in significant delays in completing clinical trials or receipt of marketing approvals and increased development costs or may require us to abandon one or more clinical trials altogether.

The results of our preclinical testing and early clinical trials may not be predictive of the success of our later clinical trials, and the results of our clinical trials may not satisfy the requirements of the FDA or other comparable foreign regulatory authorities.

We will be required to demonstrate with substantial evidence through well-controlled clinical trials that our product candidates are safe and effective before we can seek marketing approvals for their commercial sale. Demonstrations of efficacy or an acceptable safety profile in our prior preclinical studies does not mean that future clinical trials will yield the same results. For instance, we do not know whether RAIN-32 will perform in future clinical trials as RAIN-32 has performed in preclinical studies and early clinical trials conducted by Daiichi Sankyo, and, despite decades of research on p53 as a target for precision medicines, prior product development efforts have been unsuccessful. Product candidates, including RAIN-32, may fail to demonstrate in later-stage clinical trials sufficient safety and efficacy to the satisfaction of the FDA and other comparable foreign regulatory authorities despite having progressed through preclinical studies and earlier stage clinical trials. Regulatory authorities may also limit the scope of later-stage trials until we have demonstrated satisfactory safety or efficacy results in preclinical studies or earlier-stage trials, which could prevent us from conducting the clinical trials we currently anticipate. For example, we plan to commence an open-label Phase 2 basket trial evaluating RAIN-32 across solid tumors in patients with pre-specified MDM2 amplification levels and WT p53 based on the efficacy results observed from ten non-LPS patients who enrolled in Daiichi Sankyo’s Phase 1 trial of RAIN-32, one of which died four months into therapy due to the emergence of a pulmonary embolism. There is no guarantee that the FDA will consider the data we have obtained in non-LPS patients sufficient to allow us to initiate the planned Phase 2 basket trial within the timelines we anticipate, or at all. Even if we are able to initiate our planned clinical trials on schedule, there is no guarantee that we will be able to complete such trials on the timelines we anticipate or that such trials will produce positive results. Any limitation on our ability to conduct clinical trials could delay or prevent regulatory approval or limit the size of the patient population to which we may market our product candidates, if approved.

Preclinical and clinical development involves a lengthy and expensive process with uncertain outcomes, and results of earlier studies and trials may not be predictive of future clinical trial results. If our preclinical studies and clinical trials are not sufficient to support regulatory approval of any of our product candidates, we may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development of such product candidates.

Before obtaining marketing approval from regulatory authorities for the sale of any product candidate, we must complete preclinical studies and then conduct extensive clinical trials to demonstrate the safety and efficacy of our product candidates in humans. Our clinical trials may not be conducted as planned or completed on schedule, if at all, and a failure of one or more clinical trials can occur at any stage of testing. The outcome of preclinical studies and early-stage clinical trials may not be predictive of the success of later clinical trials. In particular, we plan to initiate a pivotal Phase 3 trial for RAIN-32 in WD/DD LPS patients in the second half of 2021. We anticipate that this trial will compare RAIN-32 to trabectedin, an SOC therapeutic. Although data from WD/DD LPS patients in our Phase 1 clinical trial demonstrated median PFS approximately three to four times greater than the current SOC, the efficacy of the SOC in prior preclinical studies does not mean that future clinical trials will yield the same results. Unexpectedly favorable results of the SOC in our Phase 3 trial could lead to unfavorable comparisons to RAIN-32. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval of their product candidates.

We cannot guarantee that any clinical trials will be initiated or conducted as planned or completed on schedule, if at all. We also cannot be sure that submission of an investigational new drug application (IND) or similar application will result in the FDA or other regulatory authority, as applicable, allowing clinical trials to begin in a timely manner, if at all. Moreover, even if these trials begin, issues may arise that could cause regulatory authorities to suspend or terminate such clinical trials. Events that may prevent successful or timely initiation or completion of clinical trials include: inability to generate sufficient preclinical, toxicology or other in vivo or in vitro data to support the initiation or continuation of clinical trials; delays in reaching a consensus with regulatory authorities on study design or implementation of the clinical trials; delays or failure in obtaining regulatory authorization to commence a trial; delays in reaching agreement on acceptable terms with prospective contract research organizations (CROs) and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and clinical trial sites; delays in identifying, recruiting and training suitable clinical investigators; delays in obtaining required institutional review board (IRB) approval at each clinical trial site; delays in manufacturing, testing, releasing, validating or importing/exporting sufficient stable quantities of our product candidates for use in clinical trials or the inability to do any of the foregoing; failure by our CROs, other third parties or us to adhere to clinical trial protocols; failure to perform in accordance with the FDA’s or any other regulatory authority’s good clinical practice requirements (GCPs) or applicable regulatory guidelines in other countries; changes to the clinical trial protocols; clinical sites deviating from trial protocol or dropping out of a trial; changes in regulatory requirements and guidance that require amending or submitting new clinical protocols; selection of clinical endpoints that require prolonged periods of observation or analyses of resulting data; transfer of manufacturing processes to larger-scale facilities operated by a contract manufacturing organization (CMO) and delays or failure by our CMOs or us to make any necessary changes to such manufacturing process; and third parties being unwilling or unable to satisfy their contractual obligations to us. In addition, disruptions caused by the COVID-19 pandemic may increase the likelihood that we encounter such difficulties or delays in initiating, enrolling, conducting or completing our planned and ongoing clinical trials.

We could also encounter delays if a clinical trial is suspended or terminated by us, by the IRBs of the institutions in which such clinical trials are being conducted, by the Data Safety Monitoring Board, if any, for such clinical trial or by the FDA or other regulatory authorities. Such authorities may suspend or terminate a clinical trial due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical trial protocols, inspection of the clinical trial operations or trial site by the FDA or other regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from the product candidates, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. If we are required to conduct additional clinical trials or other testing of our product candidates beyond those that we currently contemplate, if we are unable to successfully complete clinical trials of our product candidates, if the results of these trials are not positive or are only moderately positive or if there are safety concerns, our business and results of operations may be adversely affected and we may incur significant additional costs.

Preliminary, “top-line” or interim data from our clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures.

From time to time, we may publicly disclose preliminary or top-line data from our preclinical studies and clinical trials, which are based on a preliminary analysis of then-available data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data. We also make assumptions, estimations, calculations and conclusions as part of our analyses of these data without the opportunity to fully and carefully evaluate complete data. As a result, the preliminary or top-line results that we report may differ from future results of the same studies, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated or subsequently made subject to audit and verification procedures.

Any preliminary or top-line data should be viewed with caution until the final data are available. From time to time, we may also disclose interim data from our preclinical studies and clinical trials. Interim data are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available or as patients from our clinical trials continue other treatments. Further, others, including regulatory agencies, may not accept or agree with our assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program, the approvability or commercialization of the particular product candidate and our company in general. In addition, the information we choose to publicly disclose regarding a particular preclinical study or clinical trial is based on what is typically extensive information, and you or others may not agree with what we determine is material or otherwise appropriate information to include in our disclosure. If the preliminary, top-line or interim data that we report differ from actual results, or if others, including regulatory authorities, disagree with the conclusions reached, our ability to obtain approval for, and commercialize, our product candidates may be harmed, which could harm our business, operating results, prospects or financial condition.

Public health crises such as pandemics or similar outbreaks have affected and could continue to seriously and adversely affect our preclinical studies and anticipated clinical trials, business, financial condition and results of operations.

In March 2020, the World Health Organization declared COVID-19 a global pandemic, and the United States declared a national emergency with respect to COVID-19. In response to the COVID-19 pandemic, “shelter in place” orders and other public health guidance measures have been implemented across much of the United States and Europe, including in the locations of our offices, clinical trial sites, key vendors and partners. Due to “shelter in place” orders and other public health guidance measures, we have implemented a work-from-home policy for all staff members excluding those necessary to maintain minimum basic operations. Our increased reliance on personnel working from home may negatively impact productivity, or disrupt, delay or otherwise seriously harm our business.

As a result of the COVID-19 pandemic, or similar pandemics, and related “shelter in place” orders and other public health guidance measures, we have, and may in the future, experience disruptions that could seriously harm our business. Potential disruptions include but are not limited to: delays or difficulties in enrolling patients in, initiating or expanding our clinical trials, including delays or difficulties with clinical site initiation and recruiting clinical site investigators and clinical site staff; increased rates of patients withdrawing from our clinical trials following enrollment as a result of contracting COVID-19 or other health conditions or being forced to quarantine; interruption of key clinical trial activities, such as clinical trial site data monitoring and efficacy, safety and translational data collection, processing and analyses, due to limitations on travel imposed; recommendations by federal, state or local governments, employers and others or interruptions of clinical trial subject visits, which may impact the collection and integrity of subject data and clinical trial endpoints; diversion of healthcare resources away from the conduct of clinical trials, including the diversion of hospitals serving as our clinical trial sites and hospital staff supporting the conduct of our clinical trials; delays or disruptions in preclinical experiments and IND-enabling studies due to restrictions of on-site staff and unforeseen circumstances at CROs and vendors; interruption or delays in the operations of the FDA and comparable foreign regulatory authorities including delays in receiving approval from local regulatory authorities to initiate our planned clinical trials; interruption of, or delays in receiving, supplies of our product candidates from our CMOs due to staffing shortages, raw materials shortages, production slowdowns or stoppages and disruptions in delivery systems; and limitations on employee or other resources that would otherwise be focused on the conduct of our clinical trials and preclinical work, including because of sickness of employees or their families, the desire of employees to avoid travel or contact with large groups of people, an increased reliance on working from home, school closures or mass transit disruptions.

The COVID-19 pandemic may also affect the ability of the FDA and other regulatory authorities to perform routine functions. If global health concerns prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews or other regulatory activities, it could significantly impact the ability of the FDA or other regulatory authorities to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

The COVID-19 pandemic continues to rapidly evolve. The extent to which the COVID-19 pandemic may affect our clinical trials, business, financial condition and results of operations will depend on future developments, which are highly uncertain and cannot be predicted at this time, such as the ultimate geographic spread of the disease, the duration of the pandemic, travel restrictions and actions to contain the outbreak or treat its impact, such as social distancing and quarantines or lock-downs in the United States and other countries, business closures or business disruptions and the effectiveness of actions taken in the United States and other countries to contain and treat the disease. Future developments in these and other areas present material uncertainty and risk with respect to our clinical trials, business, financial condition and results of operations.

A variety of risks associated with marketing our product candidates internationally may materially adversely affect our business.

We plan to eventually seek regulatory approval of our product candidates outside of the United States and, accordingly, we expect that we will be subject to additional risks related to operating in foreign countries if we obtain the necessary approvals, including differing regulatory requirements in foreign countries. Risks associated with international operations may materially adversely affect our business, financial condition and results of operations.

We face substantial competition, which may result in others discovering, developing, licensing or commercializing products before or more successfully than we do.

We face substantial competition from major pharmaceutical companies and biotechnology companies worldwide. Many of our competitors have significantly greater financial, technical and human resources. Smaller and early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. As a result, our competitors may discover, develop, license or commercialize products before or more successfully than we do.

In particular, we are aware of molecules that also are being explored for p53 upregulation and activation in various stages of clinical development by Actavalon, Aprea Therapeutics, CDG Therapeutics, Cotinga Pharmaceuticals, Innovation Pharmaceuticals and Senhwa Biosciences, among others. We are also aware of selective small molecule inhibitors that are designed to target WT p53 containing tumors through the p53-MDM2 interaction, which are in various stages of clinical development by Aileron Therapeutics, Ascentage Pharma, Boehringer Ingelheim, Kartos Therapeutics, Novartis, PMV Pharmaceuticals and Roche, including testing MDM2 inhibitors in combination with a variety of other anti-cancer agents.

We face competition with respect to our current product candidates and will face competition with respect to any future product candidates from segments of the pharmaceutical, biotechnology and other related industries that pursue targeted therapies for patients with genetically-defined cancers. If RAIN-32 or our future product candidates do not offer sustainable advantages over competing products, we may otherwise not be able to successfully compete against current and future competitors.

Our competitors may obtain regulatory approval of their products more rapidly than we may or may obtain patent protection or other intellectual property rights that limit our ability to develop or commercialize our product candidates. Our competitors may also develop drugs that are more effective, more convenient, more widely used and less costly or have a better safety profile than our products and these competitors may also be more successful than us in manufacturing and marketing their products. In addition, we will likely need to develop our product candidates in collaboration with companion diagnostic companies, and we will face competition from other companies in establishing these future collaborations.

Furthermore, we also face competition more broadly across the market for existing cost-effective and reimbursable cancer treatments. Our product candidates, if any are approved, may compete with these existing drug and other therapies but may not be competitive with them in price. We expect that if our product candidates are approved, they will be priced at a significant premium over competitive generic, including branded generic, products. As a result, obtaining market acceptance of, and gaining significant share of the market for, any of our product candidates that we successfully introduce to the market will pose challenges.

Our product candidates may cause significant adverse events, toxicities or other undesirable side effects that may result in a safety profile that could prevent regulatory approval, marketing approval or market acceptance, or limit their commercial potential.

If our product candidates are associated with undesirable side effects or have unexpected characteristics in preclinical studies or clinical trials when used alone or in combination with other approved products or INDs, we may need to interrupt, delay or abandon their development or limit development to more narrow uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective. Treatment-related side effects could also affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. Any of these occurrences may prevent us from achieving or maintaining market acceptance of the affected product candidate and may adversely affect our business, financial condition and prospects significantly.

In general, the anticipated clinical trials of RAIN-32 will include cancer patients who are very sick and whose health is deteriorating, and we expect that additional clinical trials of RAIN-32 and our other product candidates will include similar patients with deteriorating health. A number of patients in RAIN-32 trials have experienced adverse events, including blood and lymphatic disorders and gastrointestinal disorders. See the section titled “Business—Our Lead Product Candidate, RAIN-32—Phase 1 Clinical Data—Phase 1 Study in Solid Tumors or Lymphomas (U101).”

The inclusion of critically ill patients in our clinical trials may result in deaths or other adverse medical events due to other therapies or medications that such patients may be using or due to the gravity of such patients’ illnesses. For example, it is expected that many of the patients enrolled in our RAIN-32 clinical trials will die or experience major clinical events either during the course of our clinical trials or after participating in such trials. Such outcomes may make it more difficult for us to identify a clinical benefit in our targeted patient populations, and could ultimately prevent us from obtaining regulatory approval for RAIN-32 in such critically ill populations, including WD/DD LPS. Additionally, such adverse events or deaths in clinical trials involving our product candidates, even if not ultimately attributable to our product or product candidates, could result in increased government regulation, unfavorable public perception and publicity, potential regulatory delays in the testing or licensing of our product candidates, stricter labeling requirements for those product candidates that are licensed and a decrease in demand for any such product candidates.

Additionally, if one or more of our product candidates receives marketing approval and we or others later identify undesirable side effects or adverse events caused by such products, a number of potentially significant negative consequences could result. For example, regulatory authorities may suspend, limit or withdraw approvals of such product or seek an injunction against its manufacture or distribution, require additional warnings on the label, including “boxed” warnings, or issue safety alerts, require press releases or other communications containing warnings or other safety information about the product, require us to change the way the product is administered or conduct additional clinical trials or post-approval studies, require us to create a risk evaluation and mitigation strategy (REMS) which could include a medication guide outlining the risks of such side effects for distribution to patients, impose fines, injunctions or criminal penalties. We could also be sued and held liable for harm caused to patients, and our reputation may suffer. Any of these events could prevent us from achieving or maintaining market acceptance of the particular product candidate, if approved, and could seriously harm our business.

Risks Related to Regulatory Process and Other Legal Compliance Matters

The regulatory approval processes of the FDA and other comparable foreign regulatory authorities are lengthy, time-consuming and inherently unpredictable. If we are not able to obtain, or if there are delays in obtaining, required regulatory approvals for our product candidates, we will not be able to commercialize, or will be delayed in commercializing, our product candidates, and our ability to generate revenue will be materially impaired.

The process of obtaining regulatory approvals, both in the United States and abroad, is unpredictable, expensive and typically takes many years following commencement of clinical trials, if approval is obtained at all, and can vary substantially based upon a variety of factors, including the type, complexity and novelty of the product candidates involved. We cannot commercialize product candidates in the United States without first obtaining regulatory approval from the FDA. Similarly, we cannot commercialize product candidates outside of the United States without obtaining regulatory approval from comparable foreign regulatory authorities. Before obtaining regulatory approvals for the commercial sale of our product candidates, including our lead product candidate RAIN-32, we must demonstrate through lengthy, complex and expensive preclinical studies and clinical trials that our product candidates are both safe and effective for each targeted indication. Securing regulatory approval also requires the submission of information about the drug manufacturing process to, and inspection of manufacturing facilities by, the relevant regulatory authority. Further, our product candidates may not be effective, may be only moderately effective or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude our obtaining marketing approval. The FDA and comparable foreign regulatory authorities have substantial discretion in the approval process and may refuse to accept any application or may decide that our data are insufficient for approval and require additional preclinical, clinical or other data. Our product candidates could be delayed in receiving, or fail to receive, regulatory approval for many reasons, including: the FDA or comparable foreign regulatory authorities may disagree with the design or implementation of our clinical trials; we may be unable to demonstrate to the satisfaction of the FDA or comparable foreign regulatory authorities that a product candidate is safe and effective for its proposed indication; the results of clinical trials may not meet the level of statistical significance required by the FDA or comparable foreign regulatory authorities for approval; serious and unexpected drug-related side effects may be experienced by participants in our clinical trials or by individuals using drugs similar to our product candidates; we may be unable to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks; the FDA or comparable foreign regulatory authorities may disagree with our interpretation of data from preclinical studies or clinical trials; the data collected from clinical trials of our product candidates may not be acceptable or sufficient to support the submission of an NDA or other submission or to obtain regulatory approval in the United States or elsewhere, and we may be required to conduct additional clinical trials; the FDA or the applicable foreign regulatory authority may disagree regarding the formulation, labeling and/or the specifications of our product candidates; the FDA or comparable foreign regulatory authorities may fail to approve the manufacturing processes or facilities of third-party manufacturers with which we contract for clinical and commercial supplies; and the approval policies or regulations of the FDA or comparable foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval.

Of the large number of drugs in development, only a small percentage successfully complete the FDA or foreign regulatory approval processes and are commercialized. The lengthy approval process as well as the unpredictability of future clinical trial results may result in our failing to obtain regulatory approval to market our product candidates, which would significantly harm our business, results of operations and prospects.

If we were to obtain approval, regulatory authorities may approve any of our product candidates for fewer or more limited indications than we request, including failing to approve the most commercially promising indications, may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. If we are not able to obtain, or if there are delays in obtaining, required regulatory approvals for our product candidates, we will not be able to commercialize, or will be delayed in commercializing, our product candidates and our ability to generate revenue will be materially impaired.

If we are required by the FDA to obtain approval of a companion diagnostic test in connection with approval of any of our product candidates and we fail to obtain or face delays in obtaining FDA approval of a diagnostic device, we will not be able to commercialize such product candidate and our ability to generate revenue will be materially impaired.

If safe and effective use of any of our product candidates depends on an in vitro diagnostic that is not otherwise commercially available, then the FDA generally will require approval or clearance of that diagnostic, known as a companion diagnostic, at the same time that the FDA approves our product candidates, if at all. Companion diagnostics are developed in conjunction with clinical programs for the associated product and are subject to regulation as medical devices by the FDA and comparable regulatory authorities, and, to date, the FDA has required premarket approval of all companion diagnostics for cancer therapies, such as those we are developing. The approval of a companion diagnostic as part of the therapeutic product’s labeling limits the use of the therapeutic product to only those patients who express the specific genetic alteration that the companion diagnostic was developed to detect.

According to FDA guidance, if the FDA determines that a companion diagnostic device is essential to the safe and effective use of a novel therapeutic product or indication, the FDA generally will not approve the therapeutic product or new therapeutic product indication if the companion diagnostic is not also approved or cleared for that indication. If a satisfactory companion diagnostic is not commercially available, we may be required to develop or obtain one that would be subject to regulatory approval requirements. The process of obtaining or creating such diagnostics is time-consuming and costly. If the FDA or a comparable foreign regulatory authority requires approval of a companion diagnostic for any of our product candidates, whether before or after it obtains marketing approval, we, and/or future collaborators, may encounter difficulties in developing and obtaining approval for such product candidate. Any delay or failure by us or third-party collaborators to develop or obtain regulatory approval of a companion diagnostic could delay or prevent approval or continued marketing of such product candidate. We may also experience delays in developing a sustainable, reproducible and scalable manufacturing process for the companion diagnostic or in transferring that process to commercial partners or negotiating insurance reimbursement plans, all of which may prevent us from completing our clinical trials or commercializing our product candidates, if approved, on a timely or profitable basis, if at all.

We may seek orphan drug designation for our product candidates, but we may be unable to obtain such designation or to obtain or maintain the benefits associated with orphan drug designation, including market exclusivity, which may cause our product revenue, if any, to be reduced.

We have obtained orphan drug designation in the United States for RAIN-32 for the treatment of LPS and we may seek additional orphan drug designations for RAIN-32 or our other product candidates; however, we may never receive such designations. See the section titled “Business—Government Regulation—Review and Approval of Drugs in the United States—Orphan Drug Designation.”

Exclusive marketing rights in the United States may be unavailable if we or our collaborators seek approval for an indication broader than the orphan designated indication and may be lost if the FDA later determines that the request for designation was materially defective. Even if we obtain orphan drug designation, we may not be the first to obtain marketing approval for any particular orphan indication due to the uncertainties associated with developing pharmaceutical products. Further, even if we obtain orphan drug exclusivity for a product candidate, that exclusivity may not effectively protect the product from competition because different drugs can be approved for the same condition. Even after an orphan drug is approved, the FDA can subsequently approve the same drug for the same condition if the FDA concludes that the later drug is clinically superior in that it is safer, is more effective, or makes a major contribution to patient care. Orphan drug designation neither shortens the development time or regulatory review time of a drug nor gives the drug any advantage in the regulatory review or approval process.

Even if we receive regulatory approval of our product candidates, we will be subject to extensive ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our product candidates.

Any regulatory approvals that we may receive for our product candidates will require the submission of reports to regulatory authorities and surveillance to monitor the safety and efficacy of the product candidate, may contain significant limitations related to use restrictions for specified age groups, warnings, precautions or contraindications, and may include burdensome post-approval study or risk management requirements. For example, the FDA may require a REMS in order to approve our product candidates, which could entail requirements for a medication guide, physician training and communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. In addition, if the FDA or comparable foreign regulatory authorities approve our product candidates, our product candidates and the activities associated with their development and commercialization, including their design, testing, manufacture, safety, efficacy, recordkeeping, labeling, storage, approval, advertising, promotion, sale, distribution, import and export will be subject to comprehensive regulation by the FDA and other regulatory agencies in the United States and by comparable foreign regulatory authorities. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as on-going compliance with current good manufacturing practices (cGMPs) and GCPs for any clinical trials that we conduct following approval. In addition, manufacturers of drug products and their facilities are subject to continual review and periodic, unannounced inspections by the FDA and other regulatory authorities for compliance with cGMPs.

If we or a regulatory authority discover previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facilities where the product is manufactured, a regulatory authority may impose restrictions on that product, the manufacturing facility or us, including requiring recall or withdrawal of the product from the market or suspension of manufacturing. restrictions on our ability to conduct clinical trials, including full or partial clinical holds on ongoing or planned trials, restrictions on the manufacturing process, warning or untitled letters, civil and criminal penalties, injunctions, product seizures, detentions or import bans, voluntary or mandatory publicity requirements and imposition of restrictions on operations, including costly new manufacturing requirements. The occurrence of any event or penalty described above may inhibit our ability to commercialize our product candidates and generate revenue and could require us to expend significant time and resources in response and could generate negative publicity.

Even if we are able to commercialize any product candidates, due to unfavorable pricing regulations and/or third-party coverage and reimbursement policies, we may not be able to offer such products at competitive prices which would seriously harm our business.

Our ability to successfully commercialize any products that we may develop also will depend in part on the extent to which reimbursement for these products and related treatments will be available from government health administration authorities, private health insurers and other organizations. Government authorities and other third-party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels. Government authorities and other third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. See the sections titled “Business—Government Regulation—Review and Approval of Drug Products in the European Union,” “Business—Government Regulation—Review and Approval of Drug Products in the United States—New Legislation and Regulations,” “Business—Government Regulation—U.S. Pharmaceutical Coverage, Pricing and Reimbursement” and “Business—Government Regulation—U.S. Healthcare Reform.”

The FDA and other regulatory agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses.

If any of our product candidates are approved and we are found to have improperly promoted off-label uses of those products, we may become subject to significant liability. See the section titled “Business—Government Regulation—Review and Approval of Drugs in the United States—Post-approval Requirements.” If we cannot successfully manage the promotion of our product candidates, if approved, we could become subject to significant liability, which would materially adversely affect our business and financial condition.

Our employees, independent contractors, consultants, commercial collaborators, principal investigators, CROs, suppliers and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

We are exposed to the risk that our employees, independent contractors, consultants, commercial collaborators, principal investigators, CROs, suppliers and vendors acting for or on our behalf may engage in misconduct or other improper activities. We have adopted a code of conduct, which will become effective as of the date of the effectiveness of the registration statement of which this prospectus forms a part, but it is not always possible to identify and deter misconduct by these parties and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations.

Our business operations and current and future arrangements with investigators, healthcare professionals, consultants, third-party payors, patient organizations and customers will be subject to applicable healthcare regulatory laws, which could expose us to penalties.

Our business operations and current and future arrangements with investigators, healthcare professionals, consultants, third-party payors, patient organizations and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations. These laws may constrain the business or financial arrangements and relationships through which we conduct our operations, including how we research, market, sell and distribute our product candidates, if approved. See the section titled “Business—Government Regulation—Healthcare Laws and Regulations.” for a more detailed description of the laws that may affect our ability to operate.

Ensuring that our internal operations and future business arrangements with third parties comply with applicable healthcare laws and regulations will involve substantial costs. If our operations, including certain arrangements we have with physicians who are compensated in the form of stock or stock options for services provided to us, are found to be in violation of any of these laws or any other governmental laws and regulations that may apply to us, we may be subject to significant penalties, including civil, criminal and administrative penalties, damages, fines, exclusion from government-funded healthcare programs, integrity oversight and reporting obligations to resolve allegations of non-compliance, disgorgement, individual imprisonment, contractual damages, reputational harm, diminished profits and the curtailment or restructuring of our operations. Further, defending against any such actions can be costly and time-consuming and may require significant personnel resources. Therefore, even if we are successful in defending against any such actions that may be brought against us, our business may be impaired.

If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of our business.

We are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Our operations may involve the use of hazardous and flammable materials, including chemicals and biological and radioactive materials. In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair our research, development or commercialization efforts. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

Risks Related to Employee Matters, Managing Our Growth and Other Risks Related to Our Business

We are highly dependent on our key personnel and anticipate hiring new key personnel. If we are not successful in attracting and retaining highly qualified personnel, we may not be able to successfully implement our business strategy.

Our ability to compete in the highly competitive biotechnology and pharmaceutical industries depends upon our ability to attract and retain highly qualified managerial, scientific and medical personnel. We are highly dependent on our managerial, scientific and medical personnel, including our Chief Executive Officer and our Chief Scientific Officer. If we do not succeed in attracting and retaining qualified personnel, it could materially adversely affect our business, financial condition and results of operations. We could in the future have difficulty attracting and retaining experienced personnel and may be required to expend significant financial resources in our employee recruitment and retention efforts.

In order to successfully implement our plans and strategies, we will need to grow the size of our organization and we may experience difficulties in managing this growth.

We expect to experience significant growth in the number of our employees and the scope of our operations, particularly in the areas of drug development, clinical operations, regulatory affairs and, potentially, sales and marketing. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Due to our limited financial resources and the limited experience of our management team in managing a company with such anticipated growth, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel.

Our internal computer systems, or those of any of our CROs, manufacturers, other contractors or consultants or potential future collaborators, may fail or suffer security or data privacy breaches or other unauthorized or improper access to, use of, or destruction of our proprietary or confidential data, employee data or personal data, which could result in additional costs, loss of revenue, significant liabilities, harm to our brand and material disruption of our operations.

Despite the implementation of security measures in an effort to protect systems that store our information, given their size and complexity and the increasing amounts of information maintained on our internal information technology systems and those of our third-party CROs, other contractors (including sites performing our clinical trials) and consultants, these systems are potentially vulnerable to breakdown or other damage or interruption from service interruptions, system malfunction, natural disasters, terrorism, war and telecommunication and electrical failures, as well as security breaches from inadvertent or intentional actions by our employees, contractors, consultants, business partners and/or other third parties, or from cyber-attacks by malicious third parties, which may compromise our system infrastructure or lead to the loss, destruction, alteration or dissemination of, or damage to, our data. To the extent that any disruption or security breach were to result in a loss, destruction, unavailability, alteration or dissemination of, or damage to, our data or applications, or for it to be believed or reported that any of these occurred, we could incur liability and reputational damage and the development and commercialization of our product candidates could be delayed. Further, our insurance policies may not be adequate to compensate us for the potential losses arising from any such disruption in, or failure or security breach of, our systems or third-party systems where information important to our business operations or commercial development is stored.

Risks Related to Reliance on Third Parties

We currently rely, and plan to rely in the future, on third parties to conduct and support our preclinical studies and clinical trials. If these third parties do not properly and successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval of or commercialize our product candidates.

We have utilized and plan to continue to utilize and depend upon independent investigators and collaborators, such as medical institutions, CROs, CMOs and strategic partners, to conduct and support our preclinical studies and clinical trials under agreements with us. We will rely heavily on these third parties over the course of our preclinical studies and clinical trials, and we control only certain aspects of their activities. As a result, we will have less direct control over the conduct, timing and completion of these preclinical studies and clinical trials and the management of data developed through preclinical studies and clinical trials than would be the case if we were relying entirely upon our own staff. Nevertheless, we are responsible for ensuring that each of our studies and trials is conducted in accordance with the applicable protocol, legal, regulatory and scientific standards, and our reliance on these third parties does not relieve us of our regulatory responsibilities. We and our third-party contractors and CROs are required to comply with GCP regulations, which are regulations and guidelines enforced by the FDA and comparable foreign regulatory authorities for all of our products candidates in clinical development. If we or any of these third parties fail to comply with applicable GCP regulations, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical trials comply with GCP regulations. In addition, our clinical trials must be conducted with product produced under cGMP regulations. Our failure to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process. Moreover, our business may be implicated if any of these third parties violates federal or state fraud and abuse or false claims laws and regulations or healthcare privacy and security laws.

Any third parties conducting our clinical trials will not be our employees and, except for remedies available to us under our agreements with such third parties, we cannot control whether they devote sufficient time and resources to our product candidates. These third parties may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical trials or other product development activities, which could affect their performance on our behalf. If these third parties do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols or regulatory requirements or for other reasons, our clinical trials may be extended, delayed or terminated and we may not be able to complete development of, obtain regulatory approval of or successfully commercialize our product candidates.

We currently rely and expect to rely in the future on the use of manufacturing suites in third-party facilities or on third parties to manufacture our product candidates, and we may rely on third parties to produce and process our products, if approved. Our business could be adversely affected if we are unable to use third-party manufacturing suites or if the third-party manufacturers fail to provide us with sufficient quantities of our product candidates or fail to do so at acceptable quality levels or prices.

We do not currently own any facility that may be used as our clinical-scale manufacturing and processing facility and must currently rely on CMOs to manufacture our product candidates. We have not yet caused our product candidates to be manufactured on a commercial scale and may not be able to do so for any of our product candidates, if approved. We received a batch of our product candidate that we believe is representative of our anticipated early commercial batch requirements. However, as a clinical-stage company with no prior history of product sales or commercialization of products, representative batches of our product candidate received to date may not represent what will be required to meet our future commercial requirements or be manufactured at scale. We may not control the manufacturing process of, and may be completely dependent on, our contract manufacturing partners for compliance with cGMP requirements and any other regulatory requirements of the FDA or other regulatory authorities for the manufacture of our product candidates. Beyond periodic audits, we have no control over the ability of our CMOs to maintain adequate quality control, quality assurance and qualified personnel. If the FDA or a comparable foreign regulatory authority does not approve these facilities for the manufacture of our product candidates or if it withdraws any approval in the future, we may need to find alternative manufacturing facilities, which would require the incurrence of significant additional costs and materially adversely affect our ability to develop, obtain regulatory approval for or market our product candidates, if approved. Similarly, our failure, or the failure of our CMOs, to comply with applicable regulations could result in sanctions being imposed on us, including fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of product candidates or drugs, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of our product candidates or drugs and harm our business and results of operations.

Moreover, if any CMOs on which we will rely fail to manufacture quantities of our product candidates at quality levels necessary to meet regulatory requirements and at a scale sufficient to meet anticipated demand at a cost that allows us to achieve profitability, our business, financial condition and prospects could be materially and adversely affected. Our business could be materially adversely affected by business disruptions to our third-party providers that could materially adversely affect our potential future revenue and financial condition and increase our costs and expenses. Each of these risks could delay or prevent the completion of our clinical trials or the approval of any of our product candidates by the FDA, result in higher costs or adversely impact commercialization of our product candidates.

We may, in the future, form or seek collaborations or strategic alliances or enter into licensing arrangements, and we may not realize the benefits of such collaborations, alliances or licensing arrangements.

We may, in the future, form or seek strategic alliances, create joint ventures or collaborations, or enter into licensing arrangements with third parties that we believe will complement or augment our development and commercialization efforts with respect to our product candidates and any future product candidates that we may develop. Any of these relationships may require us to increase our near and long-term expenditures, issue securities that dilute our existing stockholders or disrupt our management and business.

Risks Related to Our Intellectual Property

Our ability to protect our patents and other proprietary rights is uncertain, exposing us to the possible loss of competitive advantage.

We rely upon a combination of patents, trademarks, trade secret protection and confidentiality agreements to protect the intellectual property related to our products and technologies and to prevent third parties from copying and surpassing our achievements, thus eroding our competitive position in our market. Our success depends in large part on our ability to obtain and maintain patent protection for our platform technologies, product candidates and their uses, as well as our ability to operate without infringing on or violating the proprietary rights of others. We own and have licensed rights to pending patent applications and expect to continue to file patent applications in the United States and abroad related to our novel discoveries and technologies that are important to our business. However, we may not be able to protect our intellectual property rights throughout the world and the legal systems in certain countries may not favor enforcement or protection of patents, trade secrets and other intellectual property. Filing, prosecuting and defending patents on product candidates worldwide would be prohibitively expensive and our intellectual property rights in some foreign jurisdictions can be less extensive than those in the United States. As such, we do not have patents in all countries or all major markets and may not be able to obtain patents in all jurisdictions even if we apply for them. Our competitors may operate in countries where we do not have patent protection and can freely use our technologies and discoveries in such countries to the extent such technologies and discoveries are publicly known or disclosed in countries where we do have patent protection or pending patent applications. Our pending and future patent applications may not result in patents being issued. Any issued patents may not afford sufficient protection of our product candidates or their intended uses against competitors, nor can there be any assurance that the patents issued will not be infringed, designed around, invalidated by third parties, or effectively prevent others from commercializing competitive technologies, products or product candidates. Further, even if these patents are granted, they may be difficult to enforce. Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated if we fail to comply with these requirements. Further, any issued patents that we may license or own covering our product candidates could be narrowed or found invalid or unenforceable if challenged in court or before administrative bodies in the United States or abroad, including the United States Patent and Trademark Office (USPTO). Also, patent terms, including any extensions or adjustments that may or may not be available to us, may be inadequate to protect our competitive position on our product candidates for an adequate amount of time, and we may be subject to claims challenging the inventorship, validity, enforceability of our patents and/or other intellectual property. Finally, changes in U.S. patent law, or laws in other countries, could diminish the value of patents in general, thereby impairing our ability to protect our product candidates. Further, if we encounter delays in our clinical trials or delays in obtaining regulatory approval, the period of time during which we could market our product candidates under patent protection would be reduced. Thus, the patents that we own and license may not afford us any meaningful competitive advantage.

Moreover, we or our licensors may be subject to a third-party preissuance submission of prior art to the USPTO or become involved in opposition, derivation, revocation, reexamination, inter partes review, post-grant review or interference proceedings challenging our patent rights or the patent rights of others. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, our patent rights, allow third parties to commercialize our technology or product candidates and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize drugs without infringing third-party patent rights. If the breadth or strength of protection provided by our patents and patent applications is threatened, regardless of the outcome, it could dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates. In addition to seeking patents for some of our technology and product candidates, we may also rely on trade secrets, including unpatented know-how, technology and other proprietary information, to maintain our competitive position. Any disclosure, either intentional or unintentional, by our employees, the employees of third parties with whom we share our facilities or third-party consultants and vendors that we engage to perform research, clinical trials or manufacturing activities, or misappropriation by third parties (such as through a cybersecurity breach) of our trade secrets or proprietary information could enable competitors to duplicate or surpass our technological achievements, thus eroding our competitive position in our market. In order to protect our proprietary technology and processes, we rely in part on confidentiality agreements with our collaborators, employees, consultants, outside scientific collaborators and sponsored researchers and other advisors. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. We may need to share our proprietary information, including trade secrets, with future business partners, collaborators, contractors and others located in countries at heightened risk of theft of trade secrets, including through direct intrusion by private parties or foreign actors and those affiliated with or controlled by state actors. In addition, while the company undertakes efforts to protect its trade secrets and other confidential information from disclosure, others may independently discover trade secrets and proprietary information, and in such cases, we may not be able to assert any trade secret rights against such party. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

As is common in the biotechnology and pharmaceutical industries, we employ individuals and engage the services of consultants who previously worked for other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although no claims against us are currently pending, we may be subject to claims that these employees or we have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers, or that our consultants have used or disclosed trade secrets or other proprietary information of their former or current clients. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses, and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and, if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. This type of litigation or proceeding could substantially increase our operating losses and reduce our resources available for development activities. We may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other intellectual property related proceedings could adversely affect our ability to compete in the marketplace.

Lastly, if our trademarks and trade names are not registered or adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

Patent terms may be inadequate to protect our competitive position on our product candidates for an adequate amount of time.

Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering our product candidates are obtained, once the patent life has expired, we may be open to competition from competitive products, including generics or biosimilars. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

If we do not obtain patent term extension in the United States under the Hatch-Waxman Act and in foreign countries under similar legislation, thereby potentially extending the term of our marketing exclusivity for any product candidates we may develop, our business may be materially harmed.

In the United States, the patent term of a patent that covers an FDA-approved drug may be eligible for limited patent term extension, which permits patent term restoration as compensation for the patent term lost during the FDA regulatory review process. The Drug Price Competition and Patent Term Restoration Act of 1984, also known as the Hatch-Waxman Act, permits a patent term extension of up to five years beyond the expiration of the patent. The length of the patent term extension is related to the length of time the drug is under regulatory review. Patent extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, and only one patent applicable to an approved drug may be extended and only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended. Similar provisions are available in Europe and certain other non-United States jurisdictions to extend the term of a patent that covers an approved drug. While, in the future, if and when our product candidates receive FDA approval, we expect to apply for patent term extensions on patents covering those product candidates, there is no guarantee that the applicable authorities will agree with our assessment of whether such extensions should be granted, and even if granted, the length of such extensions. We may not be granted patent term extension either in the United States or in any foreign country because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents or otherwise failing to satisfy applicable requirements. Moreover, the term of extension, as well as the scope of patent protection during any such extension, afforded by the governmental authority could be less than we request. If we are unable to obtain any patent term extension or the term of any such extension is less than we request, our competitors may obtain approval of competing products following the expiration of our patent rights, and our business, financial condition, results of operations and prospects could be materially harmed.

It is possible that we will not obtain patent term extension under the Hatch-Waxman Act for a U.S. patent covering any of our product candidates that we may identify even where that patent is eligible for patent term extension, or if we obtain such an extension, it may be for a shorter period than we had sought. Further, for our licensed patents, we may not have the right to control prosecution, including filing with the USPTO, a petition for patent term extension under the Hatch-Waxman Act. Thus, if one of our licensed patents is eligible for patent term extension under the Hatch-Waxman Act, we may not be able to control whether a petition to obtain a patent term extension is filed, or obtained, from the USPTO.

Also, there are detailed rules and requirements regarding the patents that may be submitted to the FDA for listing in the Approved Drug Products with Therapeutic Equivalence Evaluations (the Orange Book). We may be unable to obtain patents covering our product candidates that contain one or more claims that satisfy the requirements for listing in the Orange Book. Even if we submit a patent for listing in the Orange Book, the FDA may decline to list the patent, or a manufacturer of generic drugs may challenge the listing. If one of our product candidates is approved and a patent covering that product candidate is not listed in the Orange Book, a manufacturer of generic drugs would not have to provide advance notice to us of any abbreviated new drug application filed with the FDA to obtain permission to sell a generic version of such product candidate.

Changes to patent laws in the United States and other jurisdictions could diminish the value of patents in general, thereby impairing our ability to protect our products.

Changes in either the patent laws or interpretation of patent laws in the United States, including patent reform legislation such as the Leahy-Smith America Invents Act (the Leahy-Smith Act) could increase the uncertainties and costs surrounding the prosecution of our owned and in-licensed patent applications and the maintenance, enforcement or defense of our owned and in-licensed issued patents. The Leahy-Smith Act includes a number of significant changes to United States patent law. These changes include provisions that affect the way patent applications are prosecuted, redefine prior art, provide more efficient and cost-effective avenues for competitors to challenge the validity of patents, and enable third-party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent at USPTO-administered post-grant proceedings, including post-grant review, inter partes review, and derivation proceedings. Assuming that other requirements for patentability are met, prior to March 2013, in the United States, the first to invent the claimed invention was entitled to the patent, while outside the United States, the first to file a patent application was entitled to the patent. After March 2013, under the Leahy-Smith Act, the United States transitioned to a first-to-file system in which, assuming that the other statutory requirements for patentability are met, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention. As such, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, the patent positions of companies in the development and commercialization of biologics and pharmaceuticals are particularly uncertain. Recent U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. This combination of events has created uncertainty with respect to the validity and enforceability of patents once obtained. Depending on future actions by the U.S.

Congress, the federal courts and the USPTO, the laws and regulations governing patents could change in unpredictable ways that could have a material adverse effect on our patent rights and our ability to protect, defend and enforce our patent rights in the future.

We may not identify relevant third-party patents or may incorrectly interpret the relevance, scope or expiration of a third-party patent, which might adversely affect our ability to develop and market our products.

We cannot guarantee that any of our patent searches or analyses, including the identification of relevant patents, the scope of patent claims or the expiration of relevant patents, are complete or thorough, nor can we be certain that we have identified each and every third-party patent and pending application in the United States and abroad that is relevant to or necessary for the commercialization of our product candidates in any jurisdiction. The scope of a patent claim is determined by an interpretation of the law, the written disclosure in a patent and the patent’s prosecution history. Our interpretation of the relevance or the scope of a patent or a pending application may be incorrect. For example, we may incorrectly determine that our products are not covered by a third-party patent or may incorrectly predict whether a third-party’s pending application will issue with claims of relevant scope. Our determination of the expiration date of any patent in the United States or abroad that we consider relevant may be incorrect. Our failure to identify and correctly interpret relevant patents may negatively impact our ability to develop and market our products.

In addition, because some patent applications in the United States may be maintained in secrecy until the patents are issued, patent applications in the United States and many foreign jurisdictions are typically not published until 18 months after filing, and publications in the scientific literature often lag behind actual discoveries, we cannot be certain that others have not filed patent applications for technology covered by our issued patents or our pending applications, or that we were the first to invent the technology. Our competitors may have filed, and may in the future file, patent applications covering our products or technology similar to ours. Any such patent application may have priority over our patent applications or patents, which could require us to obtain rights to issued patents covering such technologies.

We may be subject to claims challenging the inventorship of our patents and other intellectual property.

We may be subject to claims that former employees, collaborators or other third parties have an interest in our patents or other intellectual property as an inventor or co-inventor. The failure to name the proper inventors on a patent application can result in the patents issuing thereon being unenforceable. Inventorship disputes may arise from conflicting views regarding the contributions of different individuals named as inventors, the effects of foreign laws where foreign nationals are involved in the development of the subject matter of the patent, conflicting obligations of third parties involved in developing our product candidates or as a result of questions regarding co-ownership of potential joint inventions. Litigation may be necessary to resolve these and other claims challenging inventorship and/or ownership. Alternatively, or additionally, we may enter into agreements to clarify the scope of our rights in such intellectual property. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

We may be subject to patent infringement claims or may need to file claims to protect our intellectual property, which could result in substantial costs and liability and prevent us from commercializing our potential products.

Because the intellectual property landscape in the biotechnology industry is rapidly evolving and interdisciplinary, it is difficult to conclusively assess our freedom to operate without infringing on or violating third party rights. However, if certain of our product candidates are ultimately granted regulatory approval, we are currently aware of certain patent rights held by third parties that, if found to be valid and enforceable, could be alleged to render one or more of our product candidates infringing. If a third party successfully brings a claim against us, we may be required to pay substantial damages, be forced to abandon any affected product and/or seek a license from the patent holder. In addition, any intellectual property claims (e.g. patent infringement or trade secret theft) brought against us, whether or not successful, may cause us to incur significant legal expenses and divert the attention of our management and key personnel from other business concerns. We cannot be certain that patents owned or licensed by us will not be challenged by others in the course of litigation. Some of our competitors may be able to sustain the costs of complex intellectual property litigation more effectively than we can because they have substantially greater resources. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise funds and on the market price of our common stock.

Competitors may infringe or otherwise violate our patents, trademarks, copyrights or other intellectual property. To counter infringement or other violations, we may be required to file claims, which can be expensive and time-consuming. Any such claims could provoke these parties to assert counterclaims against us, including claims alleging that we infringe their patents or other intellectual property rights. In addition, in a patent infringement proceeding, a court or administrative body may decide that one or more of the patents we assert is invalid or unenforceable, in whole or in part, construe the patent’s claims narrowly or refuse to prevent the other party from using the technology at issue on the grounds that our patents do not cover the technology. Similarly, if we assert trademark infringement claims, a court or administrative body may determine that the marks we have asserted are invalid or unenforceable or that the party against whom we have asserted trademark infringement has superior rights to the marks in question. In such a case, we could ultimately be forced to cease use of such marks. In any intellectual property litigation, even if we are successful, any award of monetary damages or other remedy we receive may not be commercially valuable.

Further, we may be required to protect our patents through procedures created to attack the validity of a patent at the USPTO. An adverse determination in any such submission or proceeding could reduce the scope or enforceability of, or invalidate, our patent rights, which could adversely affect our competitive position. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in United States federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action.

In addition, if our product candidates are found to infringe the intellectual property rights of third parties, these third parties may assert infringement claims against our future licensees and other parties with whom we have business relationships and we may be required to indemnify those parties for any damages they suffer as a result of these claims, which may require us to initiate or defend protracted and costly litigation on behalf of licensees and other parties regardless of the merits of such claims. If any of these claims succeed, we may be forced to pay damages on behalf of those parties or may be required to obtain licenses for the products they use.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation or other legal proceedings relating to our intellectual property rights, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation or other proceedings.

We license patent rights from third-party owners and we rely on such owners to obtain, maintain and enforce the patents underlying such licenses.

We are a party to certain licenses, including with our licensors Daiichi Sankyo and Drexel University, that provide us rights to intellectual property that are necessary or useful for our product candidates, RAIN-32 and RAD52, and their respective components, formulations, methods of manufacturing and methods of treatment. These license agreements require us to satisfy certain obligations and, if these agreements are terminated (e.g., as a result of our failure to satisfy such obligations), our technology and our business could be adversely affected. We also expect to enter into additional licenses to third-party intellectual property in the future; however, we may not be able to obtain such licenses on economically feasible terms or other reasonable terms and conditions, or at all.

Our licensors may not successfully prosecute the patent applications that we are licensed. Even if patents are issued in respect of these patent applications, our licensors may fail to maintain these patents, may determine not to pursue litigation against other companies that are infringing these patents, or may pursue such litigation less aggressively than we would. Without protection for the intellectual property we license, other companies might be able to offer substantially identical products for sale, which could adversely affect our competitive business position and harm our business prospects.

Additionally, we may sometimes collaborate with academic institutions to accelerate our preclinical research or development under written agreements with these institutions. These institutions may provide us with an option to negotiate a license to any of the institution’s rights in technology resulting from the collaboration. Regardless of such option, we may be unable to negotiate a license within the specified timeframe or under terms that are acceptable to us. If we are unable to do so, the institution may offer the intellectual property rights to others, potentially blocking our ability to pursue our program.

We have limited, if any, control over the amount or timing of resources that our licensors devote on our behalf or the priority they place on maintaining these patent rights and prosecuting these patent applications to our advantage. For example, should Daiichi Sankyo decide it no longer wants to maintain any of the patents licensed to us, Daiichi Sankyo is required to afford us the opportunity to do so at our expense. However, we cannot be sure that Daiichi Sankyo will perform as required. If Daiichi Sankyo does not perform, and if we do not assume the maintenance of the licensed patents in sufficient time to make required payments or filings with the appropriate governmental agencies, we risk losing the benefit of all or some of those patent rights. In the event our licensors fail to adequately pursue and maintain patent protection for patents and applications they control, and to timely cede control of such prosecution to us, our competitors might be able to enter the market, which would have a material adverse effect on our business.

Our technology licensed from various third parties may be subject to retained rights.

Our licensors often retain certain rights under their agreements with us, including the right to use the underlying technology for noncommercial academic and research use, to publish general scientific findings from research related to the technology, and to make customary scientific and scholarly disclosures of information relating to the technology. It is difficult to monitor whether our licensors limit their use of the technology to these uses, and we could incur substantial expenses to enforce our rights to our licensed technology in the event of misuse. Further, the U.S. government may retain certain rights under the Bayh-Dole Act for research funded by the Federal Government.

We may not be able to effectively secure first-tier technologies when competing against other companies or investors.

Our future success may require that we acquire patent rights and know-how to new or complimentary technologies. However, we compete with a substantial number of other companies that may also compete for technologies we desire. In addition, many venture capital firms and other institutional investors, as well as other biotechnology companies, invest in companies seeking to commercialize various types of emerging technologies. Many of these companies have greater financial, scientific and commercial resources than us. Therefore, we may not be able to secure the technologies we desire. Furthermore, should any commercial undertaking by us prove to be successful, there can be no assurance competitors with greater financial resources will not offer competitive products and/or technologies.

Risks Related to Our Common Stock and This Offering

The price of our stock may be volatile, and you could lose all or part of your investment.

The trading price of our common stock following this offering is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control, including the factors discussed in this “Risk Factors” section and elsewhere in this prospectus. The realization of any of these factors could have a dramatic and adverse impact on the market price of our common stock.

In addition, the stock market in general, and the market for biotechnology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. In particular, the trading prices for biotechnology companies have been highly volatile as a result of the COVID-19 pandemic. In addition, broad market and industry factors may negatively affect the market price of our common stock, regardless of our actual operating performance. If the market price of our common stock after this offering does not exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment. In the past, securities class action litigation has often been instituted against companies following periods of volatility in the market price of a company’s securities. This type of litigation, if instituted, could result in substantial costs and a diversion of management’s attention and resources, which would materially adversely affect our business, financial condition and results of operation.

We do not know whether an active, liquid and orderly trading market will develop for our common stock or what the market price of our common stock will be and, as a result, it may be difficult for you to sell your shares of our common stock.

Prior to this offering, no public market for shares of our common stock existed and an active trading market for our common stock may never develop or be sustained following this offering. As a result of a variety of factors, you may be unable to resell your shares of our common stock at or above the initial public offering price. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your shares. Furthermore, an inactive market may also impair our ability to raise capital by selling shares of our common stock or our ability to enter into strategic collaborations or acquire companies or assets by using our common stock as consideration.

If securities or industry analysts do not publish research or reports, or if they publish adverse or misleading research or reports, regarding us or our business, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities or industry analysts. If no or few securities or industry analysts commence coverage of us or if one or more of these analysts cease coverage of us or fail to publish reports on us regularly, our stock price could be negatively impacted. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us issue adverse or misleading research or reports regarding us, our business model, our intellectual property, our stock performance or our market, or if our operating results fail to meet the expectations of analysts, our stock price would likely decline.

Our principal stockholders and management own a significant percentage of our stock and will be able to exert significant influence over matters subject to stockholder approval.

Prior to this offering, our executive officers, directors, holders of 5% or more of our capital stock and their respective affiliates beneficially owned approximately         % of our voting stock and, upon the closing of this offering, that same group will beneficially own approximately         % of our outstanding voting stock (based on the number of shares of common stock outstanding as of                assuming no exercise of the underwriters’ option to purchase additional shares, no exercise of outstanding options or the warrant and no purchases of shares in this offering by any of this group), in each case assuming the conversion of all outstanding shares of our convertible preferred stock into shares of our common stock upon the closing of this offering. Certain of our directors are affiliated with the holders of 5% or more of our capital stock. In particular, Aaron Davis is an affiliate of Boxer Capital, LLC and Gorjan Hrustanovic is an affiliate of Biotechnology Value Fund II, L.P., Biotechnology Value Fund, L.P. and Biotechnology Value Trading Fund OS, L.P., as indicated in the section titled “Principal Stockholders.” These stockholders, acting together, may be able to impact matters requiring stockholder approval. For example, they may be able to impact elections of directors, amendments of our organizational documents or approval of any merger, sale of assets or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our common stock that you may feel are in your best interest as one of our stockholders. The interests of this group of stockholders may not always coincide with your interests or the interests of other stockholders and they may act in a manner that advances their best interests and not necessarily those of other stockholders, including seeking a premium value for their common stock, and might affect the prevailing market price for our common stock.

General Risk Factors

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering, including for the purposes described in the section titled “Use of Proceeds,” and you will be relying on the judgment of our management regarding the application of these proceeds. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. Our management might not apply the proceeds in ways that ultimately increase or maintain the value of your investment. If we do not invest or apply the proceeds from this offering in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause our stock price to decline.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws and Delaware law might discourage, delay or prevent a change in control of our company or changes in our management and, therefore, depress the market price of our common stock.

Our amended and restated certificate of incorporation and amended and restated bylaws, as they will be in effect upon the closing of this offering, will contain provisions that could delay or prevent a change of control of our company or changes in our board of directors that our stockholders might consider favorable. In addition, Section 203 of the General Corporation Law of the State of Delaware (DGCL) prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. Any provision of our amended and restated certificate of incorporation, amended and restated bylaws or Delaware law that has the effect of delaying or preventing a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our capital stock and could also affect the price that some investors are willing to pay for our common stock. See the section titled “Description of Capital Stock—Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation, Amended and Restated Bylaws and Delaware Law.” for a more detailed description of these provisions.

Our amended and restated certificate of incorporation provide that the Court of Chancery of the State of Delaware and the federal district courts of the United States will be the exclusive forums for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes.

Our amended and restated certificate of incorporation that will become effective upon closing of this offering provide that the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another State court in Delaware or the federal district court for the District of Delaware) is the exclusive forum for certain actions, in all cases subject to the court’s having jurisdiction over indispensable parties named as defendants. In addition, our amended and restated certificate of incorporation will provide that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act but that the forum selection provision will not apply to claims brought to enforce a duty or liability created by the Exchange Act. These exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes, which may discourage lawsuits. There is uncertainty as to whether a court would enforce such provisions. If a court were to find these types of provisions to be inapplicable or unenforceable, and if a court were to find the exclusive forum provision in our amended and restated bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could materially adversely affect our business. See the section titled “Description of Capital Stock—Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation, Amended and Restated Bylaws and Delaware Law—Exclusive Forum Selection Clause.” for a more detailed description of these choice of forums provisions.

If you purchase shares of our common stock in this offering, you will incur immediate and substantial dilution in the book value of your shares.

The initial public offering price is substantially higher than the net tangible book value per share of our common stock. Investors purchasing shares of common stock in this offering will pay a price per share that substantially exceeds the book value of our tangible assets less our liabilities. See the section titled “Dilution” for a more detailed description of the dilution to new investors in this offering.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” within the meaning of the federal securities laws, which statements are subject to substantial risks and uncertainties and are based on estimates and assumptions. All statements, other than statements of historical facts included in this prospectus, including statements concerning our plans, objectives, goals, strategies, future events, future revenues or performance, financing needs, plans or intentions relating to product candidates and markets and business trends and other information referred to under the sections titled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” are forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “might,” “will,” “objective,” “intend,” “should,” “could,” “can,” “would,” “expect,” “believe,” “design,” “estimate,” “predict,” “potential,” “plan” or the negative of these terms and similar expressions intended to identify forward-looking statements. Forward-looking statements are not historical facts and reflect our current views with respect to future events. Given the significant uncertainties, you should not place undue reliance on these forward-looking statements.

There are a number of risks, uncertainties and other factors that could cause our actual results to differ materially from the forward-looking statements expressed or implied in this prospectus. Such risks, uncertainties and other factors include, among others, the following risks, uncertainties and factors:

•	the ability of our clinical trials to demonstrate safety and efficacy of our product candidates and other positive results;

•	the timing and focus of our ongoing and future preclinical studies and clinical trials and the reporting of data from those studies and trials;

•	our plans relating to commercializing our product candidates, if approved, including the geographic areas of focus and sales strategy;

•	the size of the market opportunity for our product candidates, including our estimates of the number of patients who suffer from the diseases we are targeting;

•	our expectations regarding the approval and use of our product candidates as first, second or subsequent lines of therapy or in combination with other drugs;

•	the success of competing therapies that are or may become available;

•	our estimates of the number of patients that we will enroll in our clinical trials;

•	the beneficial characteristics, safety, efficacy and therapeutic effects of our product candidates;

•

the timing or likelihood of regulatory filings and approvals, including our expectation to seek an accelerated approval pathway and special designations, such as orphan drug designation, for our product candidates for various diseases;

•	our ability to obtain and maintain regulatory approval of our product candidates;

•	our plans relating to the further development of our product candidates, including additional indications we may pursue;

•	existing regulations and regulatory developments in the United States, Europe and other jurisdictions;

•	risks associated with the COVID-19 pandemic, which may adversely impact our business, preclinical studies and clinical trials;

•	our plans and ability to obtain or protect intellectual property rights, including extensions of existing patent terms where available;

•	our continued reliance on third parties to conduct additional clinical trials of our product candidates and for the manufacture of our product candidates for preclinical studies and clinical trials;

•

our plans regarding, and our ability to obtain, and negotiate favorable terms of, any collaboration, licensing or other arrangements that may be necessary or desirable to develop, manufacture or commercialize our product candidates;

•	our plans to develop our product candidates in combination with other therapies;

•	the need to hire additional personnel and our ability to attract and retain such personnel;

•	our estimates regarding expenses, future revenue, capital requirements and needs for additional financing;

•	our financial performance;

•	the period over which we estimate our existing cash and cash equivalents will be sufficient to fund our future operating expenses and capital expenditure requirements;

•	our expectations regarding the period during which we will qualify as an emerging growth company under the JOBS Act; and

•	our anticipated use of our existing resources and the proceeds from this offering.

There may be other factors that may cause our actual results to differ materially from the forward-looking statements expressed or implied in this prospectus, including factors disclosed in the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” You should evaluate all forward-looking statements made in this prospectus in the context of these risks and uncertainties.

We caution you that the risks, uncertainties and other factors referred to above and elsewhere in this prospectus may not contain all of the risks, uncertainties and other factors that may affect our future results and operations. Moreover, new risks will emerge from time to time. It is not possible for us to predict all risks. In addition, we cannot assure you that we will realize the results, benefits or developments that we expect or anticipate or, even if substantially realized, that they will result in the consequences or affect us or our business in the way expected.

All forward-looking statements in this prospectus apply only as of the date made and are expressly qualified in their entirety by the cautionary statements included in this prospectus. Except as required by law, we disclaim any intent to publicly update or revise any forward-looking statements to reflect subsequent events or circumstances.

INDUSTRY AND MARKET DATA

This prospectus contains estimates, projections and other information concerning our industry, our business and the potential markets for our product candidates, including data regarding the estimated size of such markets and the incidence of certain medical conditions. We obtained the industry, market and competitive position data set forth in this prospectus from our own internal estimates and research, as well as from academic and industry publications, research, surveys and studies conducted by third parties. Internal estimates are derived from publicly available information released by industry analysts and third-party sources, our internal research and our industry experience, and are based on assumptions made by us based on such data and our knowledge of the industry and market, which we believe to be reasonable.

We believe that the third-party data set forth in this prospectus is reliable and based on reasonable assumptions. This information, to the extent it contains estimates or projections involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates or projections. The industry in which we operate is subject to risks and uncertainties and are subject to change based on various factors, including those set forth under the section titled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $             million (or approximately $             million if the underwriters’ option to purchase additional shares is exercised in full) from the sale of the shares of common stock offered by us in this offering, based on an assumed public offering price of $             per share, which is the midpoint of the price range set forth on the cover of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase (decrease) in the assumed public offering price of $             per share, which is the midpoint of the price range set forth on the cover of this prospectus, would increase (decrease) the net proceeds to us from this offering by $             million, assuming the number of shares of common stock offered by us, as set forth on the cover of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares of common stock offered by us, as set forth on the cover of this prospectus, would increase (decrease) our net proceeds from this offering by $            million, assuming the assumed public offering price remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds, together with our existing cash and cash equivalents, of this offering primarily as follows:

•

Approximately $             million to fund a pivotal Phase 3 trial in LPS, a Phase 2 tumor-agnostic basket trial in certain solid tumors and a Phase 2 trial in intimal sarcoma for our lead product candidate, RAIN-32;

•	Approximately $ million to fund the purchase of raw materials and drug substance and drug product manufacturing for our RAIN-32 program; and

•	Approximately $ million to fund various clinical pharmacology, biomarker and translational studies for our RAIN-32 program.

We intend to use the remainder of the net proceeds for working capital, including continuing to advance our pipeline through preclinical studies and clinical trials, and general corporate purposes.

Our expected use of proceeds from this offering represents our current intentions based on our present plans and business condition. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the proceeds to be received upon the completion of this offering or the amounts that we will actually spend on the uses set forth above. We may also use a portion of the proceeds to license, acquire or invest in complementary businesses, technology, products or assets. However, we have no current commitments to do so. The amount and timing of our actual expenditures will depend on numerous factors. As a result, our management will have broad discretion over the use of the proceeds from this offering.

Based on our current business plans, we believe that the net proceeds from this offering, together with our existing cash and cash equivalents, will be sufficient to fund our planned operations through         . We have based this estimate on assumptions that may prove to be incorrect, and we could use our available capital resources sooner than we currently anticipate. Such amount will not be sufficient for us to fund our product candidates through regulatory approval and commercialization, and we will need to raise substantial additional capital in order to do so. To obtain the capital necessary to fund our product candidates through regulatory approval and commercialization, we may need to enter into additional public or private equity offerings, debt financings, or collaborations and licensing arrangements, or seek out other sources of capital.

Pending the use of the proceeds from this offering, we may invest the proceeds in a variety of capital preservation investments, including interest-bearing, investment-grade securities, certificates of deposit or government securities.

DIVIDEND POLICY

We have never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and future earnings, if any, to fund the operations and the further development and expansion of our business. We have no present intention to pay cash dividends on our common stock. Any determination to pay dividends to holders of our common stock will be at the discretion of our Board and will depend on many factors, including our financial condition, results of operations, liquidity, earnings, projected capital and other cash requirements, legal requirements, restrictions in the agreements governing any indebtedness we may enter into, our business prospects and other factors that our Board deems relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2020:

•	on an actual basis;

•	on a pro forma basis to give effect to:

(i)	the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of 16,273,406 shares of common stock upon the closing of this offering; and

(ii)	the filing and effectiveness of our amended and restated certificate of incorporation, which will occur upon the closing of this offering; and

•	on a pro forma as adjusted basis to give effect to:

(i)	the pro forma items described immediately above; and

(ii)

the issuance and sale of                 shares of our common stock in this offering at an assumed public offering price of $                per share, which is the midpoint of the price range set forth on the cover of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma information below is illustrative only and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms determined at pricing. You should read the following table in conjunction with the sections titled “Use of Proceeds,” “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our financial statements and related notes included in this prospectus.

	As of December 31, 2020
	Actual	Pro Forma	Pro Forma As Adjusted
	(unaudited)
	(in thousands, except share and per share amounts)
Cash and cash equivalents	$58,863	$	$

Long-term liabilities	$381	$	$
Convertible preferred stock:
Series A convertible preferred stock, $0.001 par value, 3,731,208 shares authorized, issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	20,147
Series B convertible preferred stock, $0.001 par value, 12,542,198 shares authorized, issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	74,550
Stockholders’ (deficit) equity:
Preferred stock, $0.001 par value, no shares authorized, issued and outstanding, actual; shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—
Common stock, $0.001 par value, 24,000,000 shares authorized, 3,813,115 shares issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma; and shares authorized, shares issued and outstanding, pro forma as adjusted	4
Additional paid-in capital	1,149
Accumulated deficit	(38,570)

Total stockholders’ (deficit) equity	(37,417)

Total capitalization	$(37,036)	$	$

Each $1.00 increase (decrease) in the assumed public offering price of $         per share, which is the midpoint of the price range set forth on the cover of this prospectus, would increase (decrease) the pro forma as adjusted cash and cash equivalents, total assets and total stockholders’ equity by approximately $         million, assuming that the number of shares of common stock offered by us, as set forth on the cover of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares of common stock offered by us, as set forth on the cover of this prospectus, would increase (decrease) the pro forma as adjusted cash and cash equivalents, total assets and total stockholders’ equity by approximately $         million, assuming that the assumed public offering price remains the same, and after deducting estimated underwriting discounts and commissions payable by us and estimated offering expenses payable by us.

The number of shares of our common stock to be outstanding after this offering (i) is based on              shares of our common stock (including 16,273,406 shares of our convertible preferred stock outstanding on an as-converted basis) outstanding as of December 31, 2020 and (ii) excludes the following:

•	953,500 shares of our common stock issuable upon the exercise of stock options outstanding as of December 31, 2020 under the 2018 Plan, at a weighted-average exercise price of $3.44 per share;

•	shares of our common stock issuable upon the exercise of stock options granted subsequent to December 31, 2020 under the 2018 Plan, at a weighted-average exercise price of $ per share;

•

            shares of our common stock to be reserved for future issuance pursuant to future awards under the 2021 Plan, which will become effective upon consummation of this offering and replace the 2018 Plan, as well as any automatic increase in the number of shares of common stock reserved for future issuance under the 2021 Plan; and

•	shares of our common stock to be reserved for future issuance under the ESPP, which will become effective upon consummation of this offering.

DILUTION

If you invest in shares of our common stock in this offering, your ownership interest will be immediately diluted. Dilution represents the difference between the amount per share paid by investors in this offering and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering. The data in this section are derived from our balance sheet as of December 31, 2020. Pro forma net tangible book value per share is equal to our total tangible assets less the amount of our total liabilities, divided by the sum of the number of shares of our common stock that will be outstanding immediately prior to the closing of this offering (assuming the conversion of all outstanding shares of our convertible preferred stock into shares of common stock upon the closing of this offering). Our pro forma net tangible book value as of December 31, 2020 was $57.3 million, or $2.85 per share of common stock.

After giving effect to our receipt of the estimated net proceeds from the sale of our common stock in this offering, based on an assumed public offering price of $             per share, which is the midpoint of the range set forth on the cover of this prospectus, after deducting the estimated underwriting discounts and commissions and other estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2020 would have been $             million, or $             per share of our common stock. This represents an immediate increase in pro forma as adjusted net tangible book value to our existing stockholders of $            per share and an immediate dilution to new investors in this offering of $             per share. The following table illustrates this per share dilution:

Assumed public offering price per share			$
Historical net tangible book value per share as of December 31, 2020		$(9.81)
Pro forma increase in historical net tangible book value per share attributable to conversion of all outstanding shares of convertible preferred stock		12.66
Pro forma net tangible book value per share as of December 31, 2020, after giving effect to the conversion of all of our convertible preferred stock into shares of common stock		$2.85
Increase in pro forma as adjusted net tangible book value per share attributable to new investors	$

Pro forma as adjusted net tangible book value per share after this offering			$

Dilution per share to new investors			$

A $1.00 increase (decrease) in the assumed public offering price of $             per share would increase (decrease) our pro forma as adjusted net tangible book value by $             million, the pro forma as adjusted net tangible book value per share after this offering by $            and the dilution per share to new investors by $             , assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares of common stock offered by us, as set forth on the cover of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value by $             million, the pro forma as adjusted net tangible book value per share after this offering by $             and the dilution per share to new investors by $             , assuming that the assumed public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us.

If the underwriters fully exercise their option to purchase additional shares, pro forma as adjusted net tangible book value after this offering would increase by approximately $             per share, and there would be an immediate dilution of approximately $             per share to new investors.

The following table presents, on an as adjusted basis, as described above, the differences between the existing stockholders and the purchasers of shares in this offering with respect to the number of shares purchased from us, the total consideration paid and the average price paid per share at an assumed public offering price of $            per share (the midpoint of the range set forth on the cover of this prospectus):

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
(in thousands)
Existing stockholders			%	$		%	$
New investors

Total		100.0%		$	100.0%		$

If the underwriters were to fully exercise their option to purchase additional shares of our common stock from us, the percentage of shares of our common stock held by existing stockholders would be        %, and the percentage of shares of our common stock held by new investors would be        %.

The number of shares of our common stock to be outstanding after this offering (i) is based on              shares of our common stock (including 16,273,406 shares of our convertible preferred stock outstanding on an as-converted basis) outstanding as of December 31, 2020 and (ii) excludes the following:

•	953,500 shares of our common stock issuable upon the exercise of stock options outstanding as of December 31, 2020 under the 2018 Plan, at a weighted-average exercise price of $3.44 per share;

•	shares of our common stock issuable upon the exercise of stock options granted subsequent to December 31, 2020 under the 2018 Plan, at a weighted-average exercise price of $ per share;

•

            shares of our common stock to be reserved for future issuance pursuant to future awards under the 2021 Plan, which will become effective upon consummation of this offering and replace the 2018 Plan, as well as any automatic increase in the number of shares of common stock reserved for future issuance under the 2021 Plan; and

•	shares of our common stock to be reserved for future issuance under the ESPP, which will become effective upon consummation of this offering.

SELECTED FINANCIAL DATA

The following tables set forth our selected historical financial data as of and for the years ended on the dates indicated. The selected statements of operations data for the years ended December 31, 2019 and 2020 and the selected balance sheet data as of December 31, 2019 and 2020 are derived from our audited financial statements and accompanying notes included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future.

You should read the following selected historical financial data together with our audited financial statements and accompanying notes included elsewhere in this prospectus and the information under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The selected historical financial data included in this section are not intended to replace the audited financial statements and the accompanying notes and are qualified in their entirety by our audited financial statements and the accompanying notes included elsewhere in this prospectus.

	Year ended December 31,
	2019	2020
	(in thousands, except share and per share amounts)
Statements of Operations Data:
Operating expenses:
Research and development	$7,290		$15,367
General and administrative	3,538		3,591

Total operating expenses	10,828		18,958

Loss from operations	(10,828)		(18,958)
Other income (expense)
Interest income	209		32
Interest expense, related party	(32)		(135)
Change in fair value of convertible promissory notes, related party	(251)		(2,024)
Other income	—		2

Total other expense	(74)		(2,125)

Net loss and comprehensive loss	$(10,902)		$(21,083)

Net loss per share attributable to common stockholders, basic and diluted(1)	$(4.17)		$(5.82)

Weighted average shares of common stock outstanding, basic and diluted(1)	2,612,253		3,619,723

Pro forma net loss per share attributable to common stockholders, basic and diluted(1)		$

Pro forma weighted average shares of common stock outstanding, basic and diluted(1)

(1)

See Note 12 to our audited financial statements included elsewhere in this prospectus for an explanation of the method used to calculate basic and diluted net loss per share and weighted average shares of common stock outstanding and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Unaudited Pro Forma Information” for an explanation of the calculations of our pro forma net loss per share, basic and diluted and the number of shares used in the computation of the per share amounts.

	December 31,
	2019	2020
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$5,794	$58,863
Working capital(1)	5,050	56,106
Total assets	7,395	61,080
Total liabilities	4,496	3,800
Convertible preferred stock	20,147	94,697
Total stockholders’ deficit	(17,248)	(37,417)

(1)

We define working capital as current assets less current liabilities. See our audited financial statements and accompanying notes included elsewhere in this prospectus for further details regarding our current assets and our current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this prospectus. This discussion and analysis contain forward-looking statements based upon our current plans and expectations that involve risks, uncertainties and assumptions, such as statements regarding our plans, objectives, expectations, intentions and beliefs. Our actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under the section titled “Risk Factors” and included elsewhere in this prospectus. You should carefully read the sections titled “Special Note Regarding Forward-Looking Statements” and “Risk Factors” to gain an understanding of the important factors that could cause actual results to differ materially from the results described below.

Overview

We are a clinical-stage precision oncology company developing therapies that target oncogenic drivers for which we are able to genetically select patients we believe will most likely benefit. This approach includes using a tumor-agnostic strategy to select patients based on their tumors’ underlying genetics rather than histology. We have in-licensed product candidates, each with a differentiated profile relative to available therapies, and we intend to continue strengthening our pipeline through focused business development and internal research efforts. Our lead product candidate, RAIN-32 (milademetan, formerly known as DS-3032), is a small molecule, oral inhibitor of MDM2, which is oncogenic in numerous cancers. We in-licensed RAIN-32 in September 2020 based on the results of a Phase 1 clinical trial, which demonstrated meaningful antitumor activity in an MDM2-amplified subtype of LPS and other solid tumors. This trial also validated a rationally-designed dosing schedule that has been shown to mitigate safety concerns and widen the therapeutic window of MDM2 inhibition, unlocking the potential for RAIN-32 in a broad range of MDM2-dependent cancers. Based on these data, we anticipate commencing a pivotal Phase 3 trial in LPS in the second half of 2021, a Phase 2 tumor-agnostic basket trial in certain solid tumors in the second half of 2021 and a Phase 2 trial in intimal sarcoma by early 2022. In addition to RAIN-32, we are also developing a preclinical program that is focused on inducing synthetic lethality in cancer cells by inhibiting RAD52.

Since our inception in 2017, we have incurred significant operating losses and have utilized substantially all of our resources to date in-licensing and developing our product candidates, organizing and staffing our company and providing other general and administrative support for our operations. As of December 31, 2020, we had an accumulated deficit of $38.6 million and we incurred net losses of approximately $21.1 million and $10.9 million for the years ended December 31, 2020 and 2019, respectively. Our operations to date have been funded primarily through the issuance of convertible promissory notes and the issuance of convertible preferred stock. From our inception through December 31, 2020, we have raised aggregate gross proceeds of $9.9 million from the issuance of convertible promissory notes and $81.9 million from the issuance of convertible preferred stock. As of December 31, 2020, we had cash and cash equivalents of $58.9 million. Our ability to generate product revenue sufficient to achieve profitability will depend heavily on the successful development and eventual commercialization of one or more of our product candidates. We expect to continue to incur significant expenses and increasing operating losses for at least the next several years as we continue our development of, and seek regulatory approvals for, our product candidates and begin to commercialize any approved products, seek to expand our product pipeline, invest in our organization, as well as incur expenses associated with operating as a public company.

We do not expect to generate any revenue from product sales unless and until we successfully complete development and obtain regulatory approval for one or more product candidates, which will not be for many years, if ever. Accordingly, until such time as we can generate significant revenue from sales of our product candidates, if ever, we expect to finance our cash needs through public or private equity offerings, debt financings or other capital sources which may include strategic collaborations, licensing arrangements or other arrangements with third parties. We may be unable to raise additional funds or enter into such other agreements or arrangements when needed on favorable terms or at all. If we raise funds through strategic collaborations or other similar arrangements with third parties, we may have to relinquish valuable rights to our platform technology, future revenue streams, research programs or product candidates or we may have to grant licenses on terms that may not be favorable to us and/or may reduce the value of our common stock. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts. Our ability to raise additional funds may be adversely impacted by potential worsening of global economic conditions and disruptions to and volatility in the credit and financial markets in the United States and worldwide resulting from the ongoing COVID-19 pandemic or otherwise. Because of the numerous risks and uncertainties associated with our product development, we cannot predict the timing or amount of increased expenses and cannot assure you that we will ever be profitable or generate positive cash flow from operating activities. Based upon our current operating plan, we estimate that our existing cash and cash equivalents as of the date of this prospectus, together with the estimated net proceeds from this offering, will be sufficient to fund our pivotal Phase 3 trial in LPS, Phase 2 tumor-agnostic basket trial in certain solid tumors and Phase 2 trial in intimal sarcoma including continuing to advance our pipeline through preclinical studies and clinical trials.

We do not own or operate, and currently have no plans to establish, any manufacturing facilities. We currently rely, and expect to continue to rely for the foreseeable future, on third parties for the manufacture of our drug candidates for preclinical and clinical testing, as well as for commercial manufacture of any drugs that we may commercialize. We expect to continue to develop drug candidates that can be produced cost-effectively at contract manufacturing facilities. For the RAIN-32 program, we will select and transfer Daiichi Sankyo processes to suitable CMOs to supply API and clinical drug product for our clinical trials and in preparation for submission of marketing applications and potential future commercial supplies.

COVID-19

The ongoing COVID-19 pandemic continues to rapidly evolve, and we will continue to monitor the COVID-19 situation closely. The extent of the impact of the COVID-19 pandemic on our business, operations and clinical development timelines and plans remains uncertain, and will depend on certain developments, including the duration and spread of the outbreak and its impact on our clinical trial enrollment, clinical trial sites, CROs, third-party manufacturers and other third parties with whom we do business, as well as its impact on regulatory authorities and our key scientific and management personnel. To the extent possible, we are conducting business as usual, with necessary or advisable modifications to employee travel and most of our employees working remotely. We will continue to monitor the rapidly evolving situation related to the COVID-19 pandemic and may take further actions that alter our operations, including those that may be required by federal, state or local authorities, or that we determine are in the best interests of our employees and other third parties with whom we do business. At this point, the extent to which the COVID-19 pandemic may affect our business, operations and clinical development timelines and plans, including the resulting impact on our expenditures and capital needs, remains uncertain and is subject to change.

Collaboration and License Agreements

We are party to a number of license agreements for the in-license of our product candidates and development programs. See the section titled “Business—Collaboration and License Agreements.”

Components of Our Results of Operations

Revenue

To date, we have not generated any revenue from product sales, licenses or collaborations and do not expect to generate any revenue from the sale of products in the foreseeable future. If our development efforts for our product candidates are successful and result in regulatory approval, we may generate revenue from future product sales. If we enter into license or collaboration agreements for any of our product candidates or intellectual property, we may generate revenue in the future from payments as a result of such license or collaboration agreements. We cannot predict if, when, or to what extent we will generate revenue from the commercialization and sale of our product candidates or from license or collaboration agreements. We may never succeed in obtaining regulatory approval for any of our product candidates.

Operating Expenses

Our operating expenses since inception have consisted solely of research and development costs, including acquisition of in-process research and development and general and administrative costs.

Research and Development Expenses

To date, our research and development expenses have related to the discovery and clinical development of our product candidates, including acquisition of in-process research and development. Research and development expenses are recognized as incurred and payments made prior to the receipt of goods or services to be used in research and development are capitalized until the goods or services are received.

Research and development expenses include:

•	salaries, payroll taxes, employee benefits and stock-based compensation charges for those individuals involved in research and development efforts;

•	expenses incurred in connection with research, laboratory consumables and preclinical studies;

•	external research and development expenses incurred under agreements with CROs and consultants to conduct and support our planned clinical trials of our product candidates;

•	the cost of consultants engaged in research and development-related services and the cost to manufacture drug product for use in our preclinical studies and clinical trials;

•	costs related to regulatory compliance;

•	the cost of annual license fees and the cost of acquiring in-process research and development, including upfront license payments; and

•	any development milestone payments that we may make under our license agreements.

We track external development costs by product candidate or development program, but we do not allocate personnel costs or other internal costs to specific development programs or product candidates as our personnel works across multiple development programs and product candidates. These costs are included in unallocated research and development expenses in the table below. Our research and development expenses for the year ended December 31, 2019 related to a product candidate in clinical development.

The following table summarizes our research and development expenses by product candidate or development program:

	Year Ended December 31, 2019	Year Ended December 31, 2020
	in thousands
RAIN-32	$—	$6,639
Other clinical candidate	7,260	6,873
RAD52	—	413
Unallocated internal research and development costs	30	1,442

Total research and development expenses	$7,290	$15,367

We plan to substantially increase our research and development expenses for the foreseeable future as we continue to expand the development of our product candidates. We cannot determine with certainty the timing of initiation, the duration or the completion costs of current or future clinical trials and nonclinical studies of any of our product candidates due to the inherently unpredictable nature of clinical and preclinical development. The clinical development timeline, probability of success of clinical trials and development costs can differ materially from expectations. In addition, we cannot forecast which product candidates may be subject to future collaborations, when such arrangements will be secured, if at all, and to what degree such arrangements would affect our development plans and capital requirements.

Our future clinical development costs may vary significantly. See the section titled “Risk Factors—Risks Related to Product Development—Preclinical and clinical development involves a lengthy and expensive process with uncertain outcomes, and results of earlier studies and trials may not be predictive of future clinical trial results. If our preclinical studies and clinical trials are not sufficient to support regulatory approval of any of our product candidates, we may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development of such product candidates.”

General and Administrative Expenses

General and administrative expenses consist of salaries and employee-related costs, including stock-based compensation, for personnel in executive, finance and other administrative functions, legal fees relating to intellectual property and corporate matters, professional fees for accounting and consulting services and facility-related costs. We anticipate that our general and administrative expenses will continue to increase in the future to support our continued research and development activities, pre-commercial preparation activities for our product candidates and, if any product candidate receives marketing approval, commercialization activities. We also anticipate increased expenses related to audit, legal, regulatory and tax-related services associated with maintaining compliance with exchange listing and SEC requirements, director and officer insurance premiums and investor relations costs associated with operating as a public company.

Interest Income

Interest income consists of interest on our money market account.

Interest Expense

Interest expense consists of interest on our outstanding convertible promissory notes.

Change in Fair Value of Convertible Promissory Notes

We issued convertible promissory notes in October 2019 (the 2019 Notes) and June 2020 (the 2020 Notes) for which we have elected the fair value option. We adjust the carrying value of our convertible promissory notes to their estimated fair value at each reporting date, with any change in fair value of the convertible promissory notes recorded as an increase or decrease to change in fair value of convertible promissory notes in our statements of operations and comprehensive loss.

The fair value of the 2019 Notes and the 2020 Notes were estimated using a scenario-based analysis that estimated the fair value of the convertible promissory notes based on the probability-weighted present value of expected future investment returns, considering possible outcomes available to the noteholders, including conversions in subsequent equity financings, settlement and dissolution.

On September 2, 2020, upon consummation of our Series B convertible preferred stock financing, the principal balance plus accrued interest earned on the 2019 Notes and the 2020 Notes automatically converted into 1,905,688 shares of Series B convertible preferred stock. Upon conversion, we no longer are required to adjust the carrying value of the convertible promissory notes at each reporting date.

Income Taxes

We are subject to corporate U.S. federal and state income taxation. As of December 31, 2020, we had federal and state net operating loss carryforwards of approximately $27.7 million and $27.5 million, respectively. $159,000 of the $27.7 million of federal net operating loss carryforwards will begin expiring in 2037 and $27.5 million can be carried forward indefinitely (but the yearly utilization of such federal net operating loss carryforwards is limited to 80 percent of taxable income). On March 27, 2020, Congress enacted the Coronavirus Aid, Relief and Economic Security Act (the CARES Act), which may provide some relief from such limitations. The state tax loss carryforwards will begin expiring in 2037, if not utilized. As of December 31, 2020, we had federal and state research and development tax credits of approximately $408,000 and $432,000, respectively. If not utilized, the federal research tax credit will begin to expire in 2037. The California research tax credit can be carried forward indefinitely.

Utilization of the net operating loss carryforwards and other tax attributes may be subject to a substantial annual limitation due to the ownership change limitations provided by Sections 382 and 383 of the Internal Revenue Code of 1986, as amended (the Code), and similar state provisions. Specifically, under Sections 382 and 383 of the Code, if a corporation undergoes an “ownership change” (generally defined as a greater than 50% change (by value) in its equity ownership by 5% stockholders over a three-year period), the company’s ability to use such pre-change net operating loss carryforwards and other pre-change tax attributes to offset its post-change taxable income may be limited. As a result of our most recent private placements and other transactions that have occurred over the past three years, we may have experienced, and, upon the closing of this offering, may experience, an “ownership change.” We may also experience ownership changes in the future as a result of subsequent shifts in our stock ownership.

We estimate our income tax provision, including deferred tax assets and liabilities, based on management’s judgment. We record a valuation allowance to reduce our deferred tax assets to the amounts that are more likely than not to be realized. We consider future taxable income, ongoing tax planning strategies and our historical financial performance in assessing the need for a valuation allowance. If we expect to realize deferred tax assets for which we have previously recorded a valuation allowance, we will reduce the valuation allowance in the period in which such determination is first made.

We record liabilities related to uncertain tax positions in accordance with the guidance that clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements by prescribing a minimum recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

As of December 31, 2020, we had gross unrecognized tax benefits of $402,000, all of which would affect our income tax expense if recognized, before consideration of our valuation allowance.

Results of Operations

Comparison of Years Ended December 31, 2019 and 2020

The following table summarizes our results of operations for the years ended December 31, 2019 and 2020, together with the changes in those items in dollars:

	Year Ended December 31,		Increase (Decrease)
	2019	2020
	(in thousands)
Operating expenses:
Research and development	$7,290	$15,367	$8,077
General and administrative	3,538	3,591	53

Total operating expenses	10,828	18,958	8,130

Other income (expense):
Interest income	209	32	(177)
Interest expense	(32)	(135)	(103)
Change in fair value of convertible promissory notes	(251)	(2,024)	(1,773)
Other income	—	2	2

Total other expense	(74)	(2,125)	(2,051)

Net loss	$(10,902)	$(21,083)	$(10,181)

Research and Development Expenses

Research and development expenses were $7.3 million and $15.4 million for the years ended December 31, 2019 and 2020, respectively. The increase of $8.1 million was due primarily to increases of in-process research and development costs related to the Daiichi Sankyo License Agreement, including the $5.0 million upfront payment to Daiichi Sankyo, $1.5 million in research and development costs for our lead product candidate, RAIN-32, as well as $1.6 million in payroll and consultants costs. We expect our research and development costs to continue to increase in 2021 as we initiate our proposed Phase 3 trial in LPS, as well as our Phase 2 tumor-agnostic basket trial for RAIN-32.

General and Administrative Expenses

General and administrative expenses were relatively flat at $3.5 million and $3.6 million for the years ended December 31, 2019 and 2020, respectively. The increase of $431,000 in personnel cost, which included stock-based compensation expense, was partially offset by decreases in travel and entertainment of $126,000, outside professional services of $133,000, and facilities and various other expenses of $117,000. We expect our general and administrative expenses to increase in 2021 as we continue to add personnel and build out systems and infrastructure to support our operations as a public company.

Other Expenses

Other expenses were $74,000 and $2.1 million for the years ended December 31, 2019 and 2020, respectively. The increase of $2.0 million was due primarily to an increase of $1.8 million in the fair value of our convertible promissory notes, an increase of $104,000 in interest expense on the convertible promissory notes, and a decrease of $176,000 in interest income from our money market account.

Unaudited Pro Forma Information

Upon the closing of this offering, all outstanding shares of our convertible preferred stock will automatically convert into shares of our common stock assuming the sale of shares in this offering at the assumed public offering price of $            per share, which is the midpoint of the price range set forth on the cover of this prospectus. The pro forma net loss per share attributable to common stockholders, basic and diluted for the year ended December 31, 2020 were computed using the weighted average shares of common stock outstanding, basic and diluted including the pro forma effect of the conversion of all outstanding shares of convertible preferred stock into shares of common stock, as if such conversion had occurred at the beginning of the period, or their issuance dates if later. Pro forma net loss per share does not include the shares expected to be sold in this offering.

The following table sets forth the computation of the pro forma net loss per share attributable to common stockholders, basic and diluted for the period presented:

Year ended December 31, 2020
(in thousands, except share and per share amounts)
Numerator:
Net loss used in calculating pro forma net loss per share attributable to common stockholders, basic and diluted	$

Denominator:
Weighted-average common shares outstanding
Weighted-average convertible preferred stock

Pro forma weighted-average shares outstanding, basic and diluted

Pro forma net loss per share, basic and diluted	$

Liquidity and Capital Resources

Since our inception, we have incurred significant operating losses. We expect to continue to incur significant expenses and operating losses for the foreseeable future as we advance the preclinical and clinical development of our research programs and product candidates. We expect that our research and development and general and administrative costs will increase in connection with conducting additional preclinical studies and clinical trials, expanding our intellectual property portfolio and providing general and administrative support for our operations. As a result, we will need additional capital to fund our operations, which we may obtain from additional equity or debt financings, collaborations, licensing arrangements or other sources.

We do not currently have any approved products and have never generated any revenue from product sales. To date, we have financed our operations through the issuance of convertible promissory notes and the issuance of preferred stock. From our inception through December 31, 2020, we have raised aggregate gross proceeds of $9.9 million from the issuance of convertible promissory notes and $81.9 million from the issuance of convertible preferred stock. As of December 31, 2020, we had cash and cash equivalents of $58.9 million. Based upon our current operating plan, we estimate that our existing cash and cash equivalents as of December 31, 2020, together with the estimated net proceeds from this offering, will be sufficient to fund our pivotal Phase 3 trial in LPS, Phase 2 tumor-agnostic basket trial in certain solid tumors and Phase 2 trial in intimal sarcoma including continuing to advance our pipeline through preclinical studies and clinical trials. We have based this estimate on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we expect.

Future Funding Requirements

We expect our expenses to increase substantially in connection with our ongoing development activities related to RAIN-32 and other product candidates and programs, which are still in the early stages of development. In addition, following this offering, we expect to incur additional costs associated with operating as a public company. We expect that our expenses will increase substantially if and as we:

•	initiate clinical trials for our RAIN-32 program and incur additional preclinical research costs for our RAD52 program;

•	initiate and continue research and preclinical and clinical development of our other product candidates;

•	seek to identify and develop additional product candidates;

•	seek marketing approvals for any of our product candidates that successfully complete clinical trials, if any;

•	establish a sales, marketing, manufacturing and distribution infrastructure to commercialize any products for which we may obtain marketing approval;

•	require the manufacture of larger quantities of our product candidates for clinical development and potentially commercialization;

•	maintain, expand, protect and enforce our intellectual property portfolio;

•	acquire or in-license other drugs and technologies;

•	defend against any claims of infringement, misappropriation or other violation of third-party intellectual property;

•	hire and retain additional clinical, quality control and scientific personnel;

•	build out new facilities or expand existing facilities to support our ongoing development activity;

•

add operational, financial and management information systems and personnel, including personnel to support our drug development, any future commercialization efforts and our transition to a public company;

•	potentially experience the effects of the recent disruptions to and volatility in the credit and financial markets in the United States and worldwide from the ongoing COVID-19 pandemic; and

•	operate as a public company.

Because of the numerous risks and uncertainties associated with the development of RAIN-32 and other product candidates and programs and because the extent to which we may enter into collaborations with third parties for development of our product candidates is unknown, we are unable to estimate the timing and amounts of increased capital outlays and operating expenses associated with completing the research and development of our product candidates and programs. Our future capital requirements will depend on many factors, including:

•	the scope, progress, results and costs of our current and future clinical trials of RAIN-32 for our current targeted indications;

•	the scope, progress, results and costs of drug discovery, preclinical research and clinical trials for RAD52 and our other product candidates;

•	the number of future product candidates that we pursue and their development requirements;

•	the costs, timing and outcome of regulatory review of our product candidates;

•

the extent to which we acquire or invest in businesses, products and technologies, including entering into or maintaining licensing or collaboration arrangements for product candidates on favorable terms, although we currently have no commitments or agreements to complete any such transactions;

•	the costs of preparing, filing and prosecuting patent applications, maintaining, protecting and enforcing our intellectual property rights and defending intellectual property-related claims;

•	our headcount growth and associated costs as we expand our business operations and our research and development activities;

•	our ability to successfully acquire or in-license other drugs and technologies;

•

the costs and timing of future commercialization activities, including drug sales, marketing, manufacturing and distribution, for any of our product candidates for which we receive marketing approval, to the extent that such sales, marketing, manufacturing and distribution are not the responsibility of any collaborator that we may have at such time;

•	the amount of revenue, if any, received from commercial sales of our product candidates, should any of our product candidates receive marketing approval; and

•	the costs of operating as a public company.

Developing drug products, including conducting preclinical studies and clinical trials, is a time-consuming, expensive and uncertain process that takes years to complete, and we may never generate the necessary data or results required to obtain marketing approval for any product candidates or generate revenue from the sale of any products for which we may obtain marketing approval. In addition, our product candidates, if approved, may not achieve commercial success. Our commercial revenues, if any, will be derived from sales of drugs that we do not expect to be commercially available for many years, if at all. Accordingly, we will need to obtain substantial additional funds to achieve our business objectives.

Until such time, if ever, as we can generate product revenues to support our cost structure, we expect to finance our cash needs through public or private equity offerings, debt financings or other capital sources which may include strategic collaborations, licensing arrangements or other arrangements with third parties. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of our stockholders could be diluted and the terms of these securities may include liquidation or other preferences that adversely affect the rights of our stockholders. Debt financing and equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise funds through strategic collaborations or other similar arrangements with third parties, we may have to relinquish valuable rights to our technology, future revenue streams, research programs or product candidates or may have to grant licenses on terms that may not be favorable to us and/or may reduce the value of our common stock. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts. Our ability to raise additional funds may be adversely impacted by potential worsening global economic conditions and disruptions to and volatility in the credit and financial markets in the United States and worldwide resulting from the ongoing COVID-19 pandemic or otherwise. Because of the numerous risks and uncertainties associated with product development, we cannot predict the timing or amount of increased expenses and cannot assure you that we will ever be profitable or generate positive cash flow from operating activities.

Cash Flows

The following table summarizes our sources and uses of cash for the years ended December 31, 2019 and 2020:

	Year Ended December 31,
	2019	2020
	(in thousands)
Net cash provided by (used in):
Operating activities	$(11,182)	$(11,231)
Investing activities	(144)	(5,191)
Financing activities	2,500	69,491

Net increase (decrease) in cash and cash equivalents	$(8,826)	$53,069

Operating Activities

We have incurred losses since inception. Net cash used in operating activities for the year ended December 31, 2020 was $11.2 million, consisting primarily of net loss of $21.1 million resulting from expenses associated with research and development activities for our lead product candidate and general and administrative expenses, partially offset by changes in operating assets and liabilities of $1.6 million and non-cash adjustments of $8.2 million.

Net cash used in operating activities for the year ended December 31, 2019 was $11.2 million, consisting primarily of net loss of $10.9 million resulting from expenses associated with research and development activities for our product candidates and general and administrative expenses.

Investing Activities

Net cash used in investing activities for the year ended December 31, 2020 was $5.2 million mainly related to the acquired in-process research and development related to the Daiichi Sankyo License Agreement.

Net cash used in investing activities for the year ended December 31, 2019 was $144,000, consisting of purchases of property and equipment.

Financing Activities

Net cash provided by financing activities in the year ended December 31, 2020 of $69.5 million primarily relates to net proceeds from the issuance of our Series B convertible preferred stock in September 2020 of $63.2 million and the issuance of the 2020 Notes of $6.4 million.

Net cash provided by financing activities in the year ended December 31, 2019 of $2.5 million consists of the net proceeds from the issuance of the 2019 Notes.

Contractual Obligations and Commitments

We enter into contracts in the normal course of business with CROs, CMOs and other third parties for clinical trials, preclinical research studies and testing, manufacturing and other services and products for operating purposes. These contracts do not contain any minimum purchase commitments and are generally cancelable by us upon prior notice of generally 30 days and, as a result, are not included in the table of contractual obligations below. Payments due upon cancellation consist only of payments for services provided and expenses incurred up to the date of cancellation.

The following table summarizes our contractual obligations at December 31, 2020:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating leases(1)	$628	$161	$467	$—	$—

	$628	$161	$467	$—	$—

(1)	Represents minimum payments due for the lease of our office in Newark, California under an operating lease agreement that, as amended, expires in 2024.

We also have material payment obligations under the Drexel License Agreement and the Daiichi Sankyo License Agreement that are contingent upon future events such as sublicensing or our achievement of specified regulatory and commercial milestones and we are required to make royalty payments in connection with the sale of products developed under those agreements. As of December 31, 2020, we were unable to estimate the timing or likelihood of achieving the milestones or making future product sales and, therefore, any related payments are not included in the table above. For additional information regarding these agreements, including our payment obligations thereunder, see the section titled “Business—Collaboration and License Agreements.”

We enter into contracts in the normal course of business with clinical supply manufacturers and with vendors for preclinical studies, research supplies and other services and products for operating purposes. These contracts generally provide for termination after a notice period, and, therefore, are cancelable contracts and not included in the table above.

Off-Balance Sheet Arrangements

During the periods presented, we did not have, nor do we currently have, any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

Recently Issued Accounting Pronouncements

See Note 2 to our financial statements included elsewhere in this prospectus.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

We are exposed to market risk related to changes in interest rates. As of December 31, 2020, our cash equivalents consisted of bank deposits and money market accounts. Our primary exposure to market risk is interest income sensitivity, which is affected by changes in the general level of U.S. interest rates. However, historical fluctuations in interest income have not been significant for us.

Effects of Inflation

Inflation generally affects us by increasing our cost of labor and research, manufacturing and clinical development costs. We believe that inflation has not had a material effect on our financial statements.

Foreign Currency Exchange Risk

There was no material foreign currency exchange risk for the years ended December 31, 2020 or 2019. However, we have entered into, and will continue to enter into, contracts with vendors outside of the United States for research and development services. In the future, some of these contracts may be denominated in foreign currencies and to the extent they are, we will be subject to foreign currency transaction gains or losses. To date, we have had no material foreign currency transaction gains and losses, and we have not had a formal hedging program with respect to foreign currency.

Critical Accounting Policies and Use of Estimates

Our management’s discussion and analysis of financial condition and results of operations is based on our financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States (GAAP). The preparation of our financial statements and related disclosures requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, costs and expenses and disclosures in our financial statements. We base our estimates on historical experience, known trends and events and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are described in more detail in the notes to our financial statements appearing at the end of this prospectus, we believe that the following accounting policies are those most critical to the judgments and estimates used in the preparation of our financial statements.

Preclinical Studies and Clinical Trial Accruals

As part of the process of preparing our financial statements, we are required to estimate our accrued expenses as of each balance sheet date. This process involves reviewing open contracts and purchase orders, communicating with our personnel to identify services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of the actual cost. We make estimates of our accrued expenses as of each balance sheet date based on facts and circumstances known to us at that time. We periodically confirm the accuracy of our estimates with the service providers and make adjustments, if necessary. The significant estimates in our accrued research and development expenses include the costs incurred for services performed by our vendors in connection with research and development activities for which we have not yet been invoiced.

We base our expenses related to research and development activities on our estimates of the services received and efforts expended pursuant to quotes and contracts with vendors that conduct research and development on our behalf. The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows. There may be instances in which payments made to our vendors will exceed the level of services provided and result in a prepayment of the research and development expense. In accruing service fees, we estimate the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from our estimate, we adjust the accrual or prepaid expense accordingly. Advance payments for goods and services that will be used in future research and development activities are expensed when the activity has been performed or when the goods have been received rather than when the payment is made.

Although we do not expect our estimates to be materially different from amounts actually incurred, if our estimates of the status and timing of services performed differ from the actual status and timing of services performed, it could result in us reporting amounts that are too high or too low in any particular period. To date, there have been no material differences between our estimates of such expenses and the amounts actually incurred.

In-Process Research and Development

We evaluate whether acquired intangible assets are a business under applicable accounting standards. Additionally, we evaluate whether the acquired assets have a future alternative use. Intangible assets that do not have alternative future use, such as the license we acquired from Daiichi Sankyo, are considered acquired in-process research and development. When the acquired in-process research and development assets are not part of a business combination, the value of the consideration paid is expensed on the acquisition date. In-process research and development is included as part of research and development expense. Future costs to develop these assets are recorded to research and development expenses as they are incurred.

Stock-Based Compensation

We recognize compensation costs related to stock options granted to employees and non-employees based on the estimated fair value of the awards on the date of grant. We generally recognize the grant-date fair value of stock options granted to employees and non-employee service providers on a straight-line basis over the requisite service period, which is generally the vesting term of the respective awards. We determine the fair value of stock options with a service condition based on the fair value of our common stock on the date of grant. We account for the impact of forfeitures as they occur.

For purposes of calculating stock-based compensation, we estimate the fair value of stock options issued using a Black-Scholes option-pricing model. The determination of the fair value of stock-based payment awards utilizing the Black-Scholes option-pricing model is affected by our stock price and a number of assumptions, including expected volatility based on historical volatilities of a group of industry peers, expected life estimated using the simplified method, risk-free interest rate and expected dividends.

For valuations after the consummation of this offering, our board of directors will determine the fair value of each share of underlying common stock based on the closing price of our common stock on the date of grant. The intrinsic value of all outstanding stock options as of December 31, 2020 was approximately $             based on an assumed public offering price of $         per share, which is the midpoint of the price range set forth on the cover of this prospectus.

Determination of Fair Value of Common Stock

As a privately held company, there has been no public market for shares of our common stock to date. The estimated fair value of our common stock has been determined by our board of directors as of the date of each option grant, with input from management, considering our most recently available third-party valuations of common stock and our board of directors’ assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent valuation through the date of the grant. These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Our common stock valuations were prepared using a hybrid method, which used market approaches to estimate our enterprise value. The hybrid method is a probability-weighted expected return method (PWERM) where the equity value in one or more scenarios is calculated using an option-pricing method (OPM). The OPM treats common stock and preferred stock as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under this method, the common stock has value only if the funds available for distribution to stockholders exceeded the value of the preferred stock liquidation preference at the time of the liquidity event, such as a strategic sale or a merger. The PWERM is a scenario-based methodology that estimates the fair value of common stock based upon an analysis of future values for the company, assuming various outcomes. The common stock value is based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes available as well as the rights of each class of stock. The future value of the common stock under each outcome is discounted back to the valuation date at an appropriate risk-adjusted discount rate and probability weighted to arrive at an indication of value for the common stock. These third-party valuations were performed at various dates, which resulted in valuations of our common stock of $2.89 per share as of December 31, 2019 and $4.76 per share as of December 31, 2020.

The assumptions underlying these valuations represented management’s best estimate, which involved inherent uncertainties and the application of management’s judgment. As a result, if we had used significantly different assumptions or estimates, the fair value of our common stock and our stock-based compensation expense could have been materially different.

Once a public trading market for our common stock has been established in connection with the completion of this offering, it will no longer be necessary for our board of directors to estimate the fair value of our common stock in connection with our accounting for granted stock options and other such awards we may grant, as the fair value of our common stock will be determined based on the quoted market price of our common stock.

Emerging Growth Company and Smaller Reporting Company Status

We are an emerging growth company, as defined in the JOBS Act, and we may remain an emerging growth company for up to five years following the completion of this offering. For so long as we remain an emerging growth company, we are permitted and intend to rely on certain exemptions from various public company reporting requirements, including not being required to have our internal control over financial reporting audited by our independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and any golden parachute payments not previously approved. In particular, in this prospectus, we have provided only two years of audited financial statements and have not included all of the executive compensation-related information that would be required if we were not an emerging growth company. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have elected to use this extended transition period for complying with certain new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

We will remain an emerging growth company until the earliest to occur of: (i) the last day of the fiscal year in which we have at least $1.07 billion in annual revenue; (ii) the last day of the fiscal year in which we are deemed to be a “large accelerated filer,” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock held by non-affiliates exceeded $700.0 million as of the last business day of the second fiscal quarter of such year; (iii) the date on which we have issued more than $1.0 billion in nonconvertible debt securities during the prior three-year period; and (iv) the last day of the fiscal year ending after the fifth anniversary of this offering.

We are also a “smaller reporting company,” as such term is defined in Rule 12b-2 of the Exchange Act, meaning that the market value of our common stock held by non-affiliates plus the proposed aggregate amount of gross proceeds to us as a result of this offering is less than $700 million and our annual revenue is less than $100 million during the most recently completed fiscal year. We may continue to be a smaller reporting company after this offering if either (i) the market value of our common stock held by non-affiliates is less than $250 million or (ii) our annual revenue is less than $100 million during the most recently completed fiscal year and the market value of our common stock held by non-affiliates is less than $700 million. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company, we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

BUSINESS

Overview

We are a clinical-stage precision oncology company developing therapies that target oncogenic drivers for which we are able to genetically select patients we believe will most likely benefit. This approach includes using a tumor-agnostic strategy to select patients based on their tumors’ underlying genetics rather than histology. We have in-licensed product candidates, each with a differentiated profile relative to available therapies, and we intend to continue strengthening our pipeline through focused business development and internal research efforts. Our lead product candidate, RAIN-32 (milademetan, formerly known as DS-3032), is a small molecule, oral inhibitor of mouse double minute 2 (MDM2), which is oncogenic in numerous cancers. We in-licensed RAIN-32 in September 2020 based on the results of a Phase 1 clinical trial, which demonstrated meaningful antitumor activity in an MDM2-amplified subtype of liposarcoma (LPS) and other solid tumors. This trial also validated a rationally-designed dosing schedule that has been shown to mitigate safety concerns and widen the therapeutic window of MDM2 inhibition, unlocking the potential for RAIN-32 in a broad range of MDM2-dependent cancers. Based on these data, we anticipate commencing a pivotal Phase 3 trial in LPS in the second half of 2021, a Phase 2 tumor-agnostic basket trial in certain solid tumors in the second half of 2021 and a Phase 2 trial in intimal sarcoma by early 2022. In addition to RAIN-32, we are also developing a preclinical program that is focused on inducing synthetic lethality in cancer cells by inhibiting RAD52.

The recent advancements in cancer research have enabled the development of precision oncology therapeutics, which allow for an unprecedented degree of insight into the critical drivers of cancer growth and its associated signaling networks. The current era simultaneously leverages widely available, comprehensive companion diagnostics and biomarkers to identify relevant patients most likely to benefit. We are led by founders and a management team with significant experience in applying these insights to precision oncology therapeutic development, including Robert Doebele, M.D., Ph.D., who led research efforts at the University of Colorado. Dr. Doebele’s lab launched the tropomyosin receptor kinase (TRK) field by demonstrating that neurotrophic tyrosine receptor kinase (NTRK) 1/2/3 gene fusions represent a novel tumor-agnostic target in cancer, a discovery that ultimately led to the approval of larotrectinib, developed by Loxo Oncology, Inc., and entrectinib, developed by Ignyta, Inc. We are applying our proven in-licensing strategy and leading development capabilities to patients with genetically-defined tumor types. This approach seeks to generate rapid turnaround of clinical data and provide potential expedited paths to registration.

Our lead product candidate, RAIN-32, reactivates p53, known as the “guardian of the genome,” by inhibiting MDM2. p53 is present in every cell and acts as a key regulator of a variety of cellular processes including the cell cycle, DNA repair and apoptosis, or cell death. In response to cell damage and other stress conditions, p53 is activated and prevents the formation of cancerous cells by inducing apoptosis. In a normal cell, the activity of p53 is controlled and regulated by the inhibitory protein MDM2. MDM2 binds to p53 and induces its degradation, which allows cells to function properly. Approximately half of all cancer patients have tumors with inactivating p53 mutations. The remaining cancer patients have a p53 gene that is not mutated and is otherwise known as wild type (WT), but can be functionally suppressed through the activation or overexpression of MDM2. We have identified MDM2 dependence in solid tumors. This dependence is caused by overexpression of MDM2 through gene amplification or other mechanisms, loss of a negative regulator of MDM2 or other causes. Increased levels of MDM2 and p53 mutations tend to be mutually exclusive, as cancer cells typically evolve to rely on one mechanism to eliminate p53 activity. RAIN-32, a potent oral inhibitor of MDM2, is being developed in patients with MDM2-dependent cancers with WT p53. We believe that RAIN-32’s ability to inhibit MDM2 may enable it to have an effect in a broad range of MDM2-dependent tumors.

In September 2020, we in-licensed RAIN-32 from Daiichi Sankyo Company, Limited (Daiichi Sankyo). Daiichi Sankyo previously conducted a Phase 1 clinical trial in well-differentiated/de-differentiated (WD/DD) LPS patients. WD and DD LPS represent subtypes of LPS. The DD subtype often develops within WD tumor mass at disease progression or recurrence of resected WD LPS. WD/DD LPS tumors have nearly universal MDM2 gene amplification and WT p53, and hence are nearly universally MDM2-dependent. Therefore, we believe these LPS patients represent an appropriate population for MDM2 inhibition therapy. Data from WD/DD LPS patients in the Phase 1 clinical trial demonstrated median progression-free survival (mPFS) approximately three to four times greater than the current standards of care (SOC), trabectedin or eribulin. Importantly, these results were accomplished with a rationally-designed dosing schedule that has the potential to mitigate safety concerns and widens the therapeutic window of MDM2 inhibition, establishing the potential for a differentiated profile. We plan to commence a pivotal Phase 3 trial for RAIN-32 in WD/DD LPS in the second half of 2021. We also plan to commence an open-label Phase 2 MDM2-amplified tumor-agnostic basket trial for RAIN-32 in the second half of 2021 for patients with certain solid tumors with pre-specified MDM2 amplification levels and WT p53. We anticipate interim data from the basket trial in the second half of 2022. We also intend to commence a Phase 2 trial in patients with intimal sarcoma by early 2022 and for which we anticipate reporting interim data in the second half of 2022.

In addition to RAIN-32, we are also developing an inhibitor of RAD52. RAD inhibition leads to synthetic lethality in the DNA damage repair (DDR) pathway, which we believe may enable a novel treatment strategy for patients with breast, ovarian, prostate and other cancers with homologous recombination deficiencies (HRD+), such as mutations in breast cancer genes 1 and 2 (BRCA1/2). This may include patients resistant to poly (ADP ribose) polymerase (PARP) inhibition. There are currently no approved or clinical-stage therapeutics that inhibit RAD52. We anticipate selecting a lead clinical candidate for our RAD52 program in 2022, with interim data expected in the second half of 2022.

Our Development Pipeline

Our development pipeline is summarized below and is unified by a strategy to target oncogenic drivers through differentiated therapies for which we are able to genetically select the patients we believe will be most likely to benefit from treatment. We currently retain global development and commercialization rights to all of our product candidates.

[1]	Timelines illustrative and not indicative of exact timing.
[2]

Also known as DS-3032, and is in ongoing investigator-sponsored trials (ISTs) for intimal sarcoma at the National Cancer Center (Tokyo, Japan) and for relapsed/refractory acute myeloid leukemia (AML) at MD Anderson Cancer Center (Houston, TX).

RAIN-32 (milademetan)

Our lead product candidate, RAIN-32, is a small molecule, oral inhibitor of MDM2 and is being developed in cancer patients with MDM2 dependence. Historically, MDM2 inhibition has been a challenging treatment approach due to dose-limiting, on-target hematologic toxicities. Data from WD/DD LPS patients in the Phase 1 clinical trial demonstrated mPFS approximately three to four times greater than trabectedin or eribulin, the current SOC. RAIN-32’s differentiated profile, as a potent MDM2 inhibitor with rapid plasma clearance and lack of drug accumulation in tissues, has enabled a rationally-designed dosing schedule that we believe has the potential to reduce toxicities while preserving activity. We anticipate that this dosing schedule may also be applicable to other MDM2-dependent cancer populations across solid and hematologic tumor types.

The initial development opportunity for RAIN-32 will be in patients with MDM2-amplified tumors, beginning with WD/DD LPS patients. We plan to commence a pivotal Phase 3 trial for RAIN-32 in WD/DD LPS patients in the second half of 2021. Our commencement of a Phase 3 clinical trial following the Phase 1 trial referenced above is based on the data observed in the Phase 1 trial and FDA feedback with respect to our development plan. We anticipate reporting final data from the trial in 2023.

We also plan to commence two additional Phase 2 trials for RAIN-32. The first Phase 2 trial is an open-label MDM2-amplified tumor-agnostic basket trial expected to commence in the second half of 2021. We plan to enroll solid tumor patients with pre-specified MDM2 amplification levels and WT p53 in this trial. Our basket trial is supported by data from the Phase 1 clinical trial demonstrating tumor volume reductions in patients with MDM2-amplified tumors in non-LPS cancers. We anticipate reporting interim data from the basket trial in the second half of 2022. The second Phase 2 trial is an open-label trial in patients with intimal sarcoma, a rare sarcoma also exhibiting MDM2-amplification, expected to commence by early 2022, and for which we anticipate reporting interim data in the second half of 2022.

RAD52

We are developing a preclinical program that is focused on inducing synthetic lethality in cancer cells by inhibiting RAD52. RAD52 plays a central role in DNA repair in pathways alternative to those where BRCA1/2 or PARP play a role. RAD52 inhibition may enable a novel strategy for patients with HRD+, tumors including breast, ovarian, prostate and other cancers. These HRD+ patients may include patients with mutations in BRCA1/2, including patients resistant to PARP inhibition. There are no clinical programs in development targeting RAD52. We anticipate selecting a lead clinical candidate for RAD52 in 2022.

Our Strategy

Our vision is to be a leading precision oncology company that develops and commercializes small molecule therapeutics through leveraging both an acquisition-based business model and internal research efforts. Our strategy to achieve this vision is as follows:

•

Rapidly advance our lead product candidate, RAIN-32, through clinical development toward approval in LPS and subsequently expand across a multitude of MDM2-dependent tumors. We plan to commence a pivotal Phase 3 trial for RAIN-32 in WD/DD LPS in the second half of 2021. We also plan to commence an open-label Phase 2 MDM2-amplified tumor-agnostic basket trial for RAIN-32 in the second half of 2021 and an open-label Phase 2 trial in patients with intimal sarcoma by early 2022, with interim data expected in the second half of 2022. All three clinical indications reflect MDM2-amplified tumor types. As the trials progress, we plan to accelerate efforts to engage with the regulatory authorities and, upon potential receipt of the requisite approvals, will initiate efforts to manufacture and commercially launch RAIN-32.

•

Increase probability of a clinically meaningful benefit for patients for our pipeline programs by utilizing biomarker-driven patient selection. We plan to employ widely available, comprehensive companion diagnostics and partner with industry-leading assay developers to identify patients for our clinical trials based on molecular biomarkers indicating oncogene addiction and dependency on specific cellular signaling networks. This pre-selection of patients is designed to target patients most likely to benefit from our therapies.

•

Maximize opportunity of commercial success for our pipeline programs by focusing on tumor-agnostic clinical trials. Through our planned open-label basket trial for RAIN-32, we are employing a tumor-agnostic development approach to the essential biological pathways and molecular machinery of cancer. This strategy leverages existing comprehensive next generation tumor sequencing in cancer patients and we believe will allow for rapid patient enrollment and subsequent collection of data and, as a result, the potential acceleration of clinical trial timelines. We believe our continued focus on this approach will maximize our total addressable patient population and the overall commercial opportunities for our pipeline programs.

•

Leverage our business development expertise to expand our pipeline of precision oncology candidates by identifying genetically or biologically defined subsets across solid tumors and hematologic malignancies in patients with limited treatment options. Our team has a diversity of backgrounds from academia and drug research and development to biopharma industry experience. Our expansive networks in the biopharma landscape coupled with our analytical approach to business development allows us to screen and identify drug candidates and programs with potentially significant commercial opportunities. We are exploring pipeline programs in the following three categories: (1) small molecule programs focusing on novel oncogenic drivers, and with mechanisms of action that are distinct from existing and upcoming therapeutics; (2) programs that improve upon existing therapies with validated oncology targets and clinical efficacy, but which lack clinical utility due to a narrow therapeutic window; and (3) programs targeting emerging classes and/or biological targets of precision oncology, such as synthetic lethality.

•

Pursue global clinical and regulatory strategies enabling us to commercialize pipeline programs worldwide. We will pursue a global regulatory approach and take into consideration the differing requirements and criteria of the Food and Drug Administration (FDA), European Medicines Agency (EMA) and other regulatory agencies as our pipeline programs progress in their respective clinical trials. We plan to retain significant economic and commercial rights to our portfolio in the United States and certain other regions. We will evaluate partnership opportunities in regions in which we are unlikely to pursue commercialization on our own.

•

Pursue collaborations with leading academic clinical investigators to evaluate new therapeutic indications and combinations of pipeline programs. In addition to building a pipeline of therapies through internal research and business development efforts, we expect to continue to partner with academic and research institutions to expand the scope of our data. For example, RAIN-32 is being investigated in two ISTs for intimal sarcoma at the National Cancer Center in Tokyo and for relapsed/refractory AML in combination with venetoclax/low dose cytarabine (LDAC) at the University of Texas MD Anderson Cancer Center in Houston.

Our Team and Investors

Our company was founded in 2017 by Avanish Vellanki, our Chairman and Chief Executive Officer, and Dr. Robert Doebele, our Executive Vice President and Chief Scientific Officer, to target genetically-defined cancers in patients with unmet medical needs. Our co-founders represent a synergistic partnership of a Wall Street investment banker with a proven history of equity capital financings and oncology drug acquisitions and a pioneering drug development professional with experience leading the industry’s development efforts in precision oncology therapies targeting NTRK, ROS proto-oncogene 1 receptor tyrosine kinase (ROS1) and anaplastic lymphoma kinase (ALK). Dr. Doebele’s research at the University of Colorado launched the TRK field by demonstrating that NTRK1/2/3 gene fusions represent a novel tumor-agnostic target in cancer, a discovery that ultimately led to the approval of larotrectinib, developed by Loxo Oncology, Inc., and entrectinib, developed by Ignyta, Inc. Our team also includes additional seasoned industry executives from AstraZeneca PLC, Baxter International Inc., Loxo Oncology, Inc., Novartis International AG, Principia Biopharma Inc. and others.

Since our inception in 2017, we have raised over $90 million in capital from leading investors including Boxer Capital LLC, BVF Partners L.P., Cormorant Asset Management LLC, Janus Henderson Investors, Logos Capital LLC, Perceptive Advisors LLC and Samsara BioCapital, LLC.

Overview of Precision Oncology and Our Approach

Precision oncology broadly refers to the strategy of harnessing tumor biology to design drugs and clinical trial strategies to more effectively treat cancer in patients. Recent companion diagnostic approvals and reimbursement for multi-gene next-generation sequencing (NGS) assays have made it easier to translate and distil cancer biology into tenable biomarkers that can then be readily identified in tumor or blood samples from patients. This approach has accelerated over the last decade and has resulted in numerous targeted therapies for previously difficult to treat cancers such as lung adenocarcinoma, bladder cancer, and cholangiocarcinoma, among others. A recent development within the precision oncology strategy is the strategy of seeking regulatory approval of cancer drugs based solely on tumor biology and biomarkers across cancer types, rather than tumor histology or organ site-specific approvals. Successful examples of this strategy include larotrectinib, developed by Loxo Oncology, Inc., and entrectinib, developed by Ignyta, Inc., both for tumors harboring NTRK gene fusions, and pembrolizumab, developed by Merck, for microsatellite instability-high tumors. As a result, a new era of cancer drug development has emerged, demonstrating an unprecedented degree of insight into the critical drivers of cancer, tumorigenesis and its associated signaling networks.

With a biology-based approach that views a tumor’s biological driver as more important than tumor type to selecting treatment modalities, we believe that understanding the molecular machinery employed by a tumor is paramount to developing cancer therapeutics. We intend to pursue therapeutics that target genetic alterations in cell-signaling pathways that may be oncogenic, including synthetic lethal interactions. By understanding these biological dependencies in cancer cells, we hope to identify new therapies to meaningfully extend patients’ lives.

We seek to build a pipeline of precision oncology therapeutics for genetically-defined patients by discovering or licensing programs in three categories:

•	programs focusing on novel oncogenic drivers and small molecules with mechanisms of action that are distinct from existing and upcoming therapeutics;

•	programs that improve upon existing therapies with validated oncology targets and clinical efficacy, but which lack clinical utility due to a narrow therapeutic window; and

•	programs targeting emerging classes and/or biological targets of precision oncology, such as synthetic lethality.

Programs that capitalize on rational tumor targets are required to exhibit appropriate selectivity with a high degree of target engagement. We view the three key pillars of any successful program as:

•	targeting a tumor with unambiguous oncogenic addiction;

•	achieving sufficient exposure of therapeutics in plasma and the tumor; and

•	strong target engagement during the dosing window.

Our approach leverages currently available tumor genetic testing strategies to enroll and treat patients with advanced cancer. We expect to employ companion diagnostics and partnerships with industry-leading assay developers to identify patients based on molecular biomarkers indicating oncogene addiction and dependency on specific cellular signaling networks. In the basket trial of RAIN-32, we expect to enroll patients with advanced or metastatic cancer based on MDM2 gene amplification and p53 mutation status, both of which are widely available on existing commercial NGS assays. The significant expansion of the FDA-approved targeted therapies in non-small cell lung cancer (NSCLC), breast cancer, bladder cancer, melanoma, cholangiocarcinoma and tumor-agnostic indications has led to increasing adoption of multi-gene NGS assays to determine patient eligibility for an ever-expanding number of targeted therapies.

Our Lead Product Candidate, RAIN-32

Overview of RAIN-32

Our lead product candidate, RAIN-32, is a small molecule, oral inhibitor of MDM2 and is being developed in patients with MDM2-dependent cancers. Historically, MDM2 inhibition has presented treatment challenges due to dose-limiting, on-target hematologic toxicities. We believe an MDM2-targeted therapy must possess certain pharmacological characteristics related to potency, pharmacokinetics (PK) and drug accumulation to allow for the design of an optimized dosing schedule. An optimized dosing schedule is intended to improve peak drug exposure leading to apoptosis and cell cycle arrest during the dosing period, while permitting hematopoietic precursor cell recovery during the dosing break, thereby minimizing hematologic toxicity. Residual drug concentration, due to poor drug clearance or tissue accumulation during the dosing break may otherwise prevent recovery from thrombocytopenia. RAIN-32’s differentiated profile, as a potent MDM2 inhibitor with rapid plasma clearance and lack of drug accumulation in tissues, has enabled a rationally-designed dosing schedule that we believe has the potential to reduce toxicities while preserving activity. We anticipate that this dosing schedule may also be applicable to other MDM2-dependent cancer populations across solid and hematologic tumor types.

In September 2020, we in-licensed RAIN-32 from Daiichi Sankyo. Daiichi Sankyo previously conducted a Phase 1 clinical trial in WD/DD LPS patients. Liposarcomas are the most common sarcomas in adults. WD and DD LPS represent subtypes of LPS. The DD subtype often develops within WD tumor mass at disease progression or recurrence of resected WD LPS. WD/DD LPS tumors have nearly universal MDM2 amplification and WT p53, and hence we believe WD/DD LPS patients represent an appropriate population for MDM2 inhibition therapy. Data from a WD/DD LPS patients in the Phase 1 clinical trial of RAIN-32 demonstrated mPFS approximately three to four times greater than trabectedin or eribulin, the current SOC. Importantly, this result was accomplished with a rationally-designed dosing schedule designed to mitigate safety concerns and widen the therapeutic window of MDM2 inhibition, establishing potential for a differentiated profile. We plan to commence a pivotal Phase 3 trial for RAIN-32 in WD/DD LPS in the second half of 2021, with interim data expected in the second half of 2022. Our commencement of a Phase 3 trial following the Phase 1 trial referenced above is based on the data observed in the Phase 1 trial and FDA feedback with respect to our development plan. We anticipate reporting final data from the trial in 2023. We also plan to evaluate RAIN-32 in other MDM2-dependent cancers in an open-label Phase 2 tumor-agnostic basket trial for RAIN-32 for which there will be pre-specified MDM2 amplification levels and WT p53. This Phase 2 basket trial is expected to commence in the second half of 2021 and we anticipate interim data in the second half of 2022. We also intend to commence a Phase 2 trial in patients with intimal sarcoma by early 2022, with interim data expected in the second half of 2022.

Beyond the pivotal LPS trial, the Phase 2 MDM2-amplified tumor-agnostic basket trial and the Phase 2 trial in intimal sarcoma, we are exploring several additional opportunities for RAIN-32 in MDM2-dependent cancers across solid tumors. While MDM2 amplification is one manner in which tumors display MDM2-dependence, we have also observed that other solid tumors developed MDM2-dependence differently. Over 80% of Merkel cell carcinoma (MCC) tumors are caused by the polyoma virus and the small T antigen, which leads to activation of MDM2. In mesothelioma, approximately 61% to 88% of patients exhibit a gene deletion in a key regulator of MDM2 – the gene cyclin dependent kinase inhibitor 2A (CDKN2A). Patients with a deleted CDKN2A gene fail to produce the protein p14ARF which normally inhibits MDM2, hence gene loss leads to activated MDM2. Furthermore, it has been observed that synthetic lethal interactions exist with MDM2 inhibition, such as with estrogen receptor-positive (ER+) breast cancer patients exhibiting GATA binding protein 3 (GATA3) mutations. These patients exhibit exquisite sensitivity to MDM2 inhibition. These additional MDM2-dependent cancers represent future opportunities for RAIN-32.

In addition, many hematological malignancies also represent an opportunity due to the high prevalence of WT, non-mutated, p53, such as AML. Daiichi Sankyo previously evaluated RAIN-32 in multiple settings as part of combination regimens in AML. Studies were sponsored by Daiichi Sankyo, as well as conducted through ISTs. These studies include relapsed/refractory AML trials evaluating RAIN-32 combination with azacitidine, quizartinib (in FMS-like tyrosine kinase 3 – internal tandem duplication AML patients) and venetoclax/LDAC. While we are focused on solid tumor opportunities in the near-future, we will continue to evaluate future opportunities for RAIN-32 in AML and other hematological malignancies.

Overview of p53 and MDM2

RAIN-32 reactivates p53, known as the “guardian of the genome,” by inhibiting MDM2. p53 is present in every cell and acts as a key regulator of a variety of cellular processes including cell cycle, DNA repair and apoptosis. In a normal cell, the activity of p53 is controlled and regulated by the inhibitory protein MDM2. MDM2 binds to p53, thereby inducing degradation and allowing normal cells to function properly. In response to cell damage and other stress conditions, p53 is activated and prevents the formation of cancerous cells by inducing apoptosis.

In contrast to normal cells, in tumor cells, the two primary mechanisms by which p53 can be inactivated in tumor cells are mutations in p53 and activation or overexpression of MDM2, as shown in the left panel of the figure below. Approximately half of all tumors are characterized by mutations of the p53 gene. The remaining cancer patients have a p53 gene that is not mutated, and is otherwise known as WT, but can be functionally suppressed through the activation or overexpression of MDM2. We have identified MDM2 dependence in several solid tumors. This dependence is caused by overexpression of MDM2 through gene amplification or other mechanisms, loss of a negative regulator of MDM2 or other causes. Overexpression of MDM2 promotes the degradation of p53 and also eliminates p53’s ability to activate transcription. As shown in the right panel of the figure below, RAIN-32, by binding MDM2 at the p53 interaction site, prevents the formation of the MDM2- p53 complex, allowing p53 reactivation and subsequent transcription of genes, such as MIC-1, that trigger cancer cell cycle arrest or apoptosis, among others.

Preclinical Data Supporting RAIN-32 Activity in MDM2-dependent Tumors

RAIN-32 was evaluated in preclinical models of MDM2 amplification and exhibited meaningful tumor volume reduction relative to control. As shown in the figure below, RAIN-32 exhibited single agent antitumor activity in a dose dependent manner, evidenced by potent osteosarcoma tumor growth inhibition and regression in MDM2-amplified WT p53 mouse xenograft model (SJSA-1). As shown in the figure below, tumor regression was observed in both daily dosing and intermittent dosing schedules with each showing relatively consistent antitumor activity. The three different dosing schedules were daily dosing of 25 mg/kg once a day (qd) for 10 days (qdx10), intermittent dosing of 62.5 mg/kg once every 3 days for 12 days (q3dx4) and 125 mg/kg once every 7 days for 14 days (q7dx2). These data lend support for further evaluation in LPS and intimal sarcoma, which also have high MDM2 amplification with WT p53, and support an intermittent dosing schedule.

Phase 1 Clinical Data

RAIN-32 has been evaluated by Daiichi Sankyo in various solid tumors, including WD/DD LPS, in a Phase 1 trial (U101) for initial assessment of safety, tolerability and preliminary efficacy. The largest population enrolled in the trial were WD/DD LPS Patients (approximately 50% of the total patients enrolled). WD/DD LPS tumors have nearly universal MDM2 gene amplification and WT p53, and hence are nearly universally MDM2-dependent. Therefore, we believe these LPS patients represent an appropriate population for MDM2 inhibition therapy. In October 2020, Daiichi Sankyo reported comprehensive results from this Phase 1 trial covering 107 patients.

Phase 1 Trial in Solid Tumors or Lymphomas (U101)

The objective of the Phase 1 trial was to identify a maximum tolerated dose (MTD) achieving the highest peak drug exposure (as compared to the total drug exposure), as greater peak drug exposure has been shown to correspond to increased p53 activation and increased expression of p53 downstream gene expression. In order to identify the MTD, the Phase 1 trial sought to identify an optimal dosing schedule that would minimize hematologic toxicity while preserving antitumor activity. The trial started with an evaluation of continuous dosing schedules, and subsequently moved to an evaluation of intermittent dosing schedules in order to identify a maximal MTD.

•	Continuous dosing schedules:

•	Schedule A: 21/28 days (21 consecutive days out of 28 days);

•	Schedule B: 28/28 days (28 days out of 28 days);

•	Intermittent dosing schedules:

•	Schedule C: 7/28 days (7 consecutive days out of 28 days); and

•	Schedule D: 3/14x2 (3 days on, 11 days off twice monthly, in a 28-day cycle).

The Phase 1 trial enrolled a total of 107 patients (WD/DD LPS, 50%; other sarcomas, 9%; melanoma, 21%; other malignancies, 20%) with a median age of 61 years. Of the total patients enrolled in the Phase 1 trial, 62% received three or more prior therapies, and 86% had stage III/IV disease. The Phase 1 trial evaluated the efficacy, safety and tolerability of Schedules A through D across various dose ranges.

Dose-finding, Safety and Tolerability Data

In the continuous dosing cohorts with Schedules A and B, an MTD was reached at 120 mg and 90 mg, respectively, with dosing limited by hematologic toxicities. Cohorts with the intermittent Schedule C and D dosing schedules were able to achieve higher MTDs of 200 mg and 260 mg, respectively. Schedule D, representing an intermittent dosing schedule of qd 3/14 x 2, enabled the highest MTD and daily peak drug exposure. In addition, as shown in the figure below, the safety profile for Schedule D (all doses, and 260 mg only) compared favorably against the other dosing schedules, exhibiting fewer Grade 3 hematologic toxicities, suggesting that the dosing break permitted hematopoietic precursor cell recovery which enabled the higher MTD with this schedule. Schedule D showed meaningfully less adverse events with blood and lymphatic disorders compared to Schedules A, B and C. Importantly, PK and pharmacodynamic (PD) assessments demonstrated dose-dependent increases in the MIC-1 biomarker, which is evidence of p53 reactivation and its role in cell growth regulation. These results support the identification of a unique dosing schedule for an MDM2 inhibitor. We intend to advance RAIN-32 clinical trials leveraging these data and Schedule D’s intermittent dosing schedule at 260 mg.

Efficacy Data in WD/DD LPS Patients with MDM2-amplified Tumors

Based on the mechanistic rationale for MDM2 inhibition in MDM2-dependent tumors, including patients with tumors with MDM2 gene amplification, the largest population enrolled in the Phase 1 trial were WD/DD LPS patients (approximately 50% of the total patients enrolled). The WD and DD subtypes represent a subtype of the LPS population. Published literature suggests that nearly 100% of WD/DD LPS patients exhibit MDM2 gene amplification and WT p53, and therefore represent a population that may be enrolled based on histology rather than a gene marker.

PFS Data

As shown in the figure below, patients treated on Schedule D at a dose of 260 mg (MTD) had a mPFS of 7.4 months, which was longer than the reported mPFS of 2.2 months for trabectedin and 2.0 months for eribulin in WD/DD LPS patients from their respective registrational studies. As compared to the other dosing schedules, Schedule D preserved mPFS and showed greater tolerability, suggesting the association of improved tolerability with preserving patients on therapy to potentially achieve a longer clinical benefit.

The number at risk represents patients who have not yet progressed at each time point.

The above table is for illustrative purposes only and is not a head-to-head comparison. Differences exist between trial designs and methodologies, and caution should be exercised when comparing data across studies. The trabectedin data is from published data from third-party Phase 3 clinical trial.

As shown in the figure below, clinical data from the Phase 1 trial also demonstrated that enrolled patients exhibited rapidly growing tumors, and RAIN-32 led to a marked shift in tumor growth trajectory.

Patient Tumor Growth Trajectory in LPS Patients: Intermittent Dosing Schedules

Duration Data

As of July 2020, five patients were still on treatment across all schedules in the Phase 1 trial, with a patient in Schedule A continuing to receive therapy for approximately four years. The median duration of stable disease (SD) was approximately 60 weeks.

As of July 2020, three patients enrolled in Schedule D were still on treatment, with the longest being approximately three years. In Schedule D, the vast majority of patients were on therapy for longer than the mPFS of the SOC regimen, trabectedin. As shown in the figure below, patients treated on Schedule D at a dose of 260 mg had mPFS of 7.4 months, which was significantly longer than the reported mPFS of 2.2 months for trabectedin. In addition, four patients experienced treatment duration beyond two years, which demonstrates the potential for long-term tolerability of this dosing regimen.

Clinical Observations to Support Pursuing RAIN-32 as a Treatment in LPS Patients

Historically, LPS treatment rarely produces tumor responses, regardless of therapy and line of treatment. As a result, efficacy in LPS has been assessed with an endpoint of PFS, and, therefore, we intend to use PFS as the primary endpoint in the Phase 3 LPS trial. Notwithstanding, tumor responses to RAIN-32 were observed in the Phase 1 trial. Of the 53 patients with WD/DD LPS who received one or more doses of RAIN-32, two (3.8%) achieved partial response and 34 (64.2%) achieved stable disease.

The trial also identified the disease control rate (DCR) for the LPS population enrolled in the trial, which consisted primarily of patients with MDM2-amplified tumors, as compared to an unselected non-LPS population. The DCR in the LPS population was nearly double the DCR in the non-LPS population, 58.5% versus 32.4%, respectively, supporting our plan to select patients with MDM2 amplification in future clinical trials.

Based on these results, we intend to advance to a pivotal Phase 3 trial in WD/DD LPS patients.

Clinical Observations in Non-LPS Patients to Support Pursuing RAIN-32 as a Tumor-agnostic Treatment for Patients with MDM2-amplified Tumors

In contrast to LPS patients who rarely have tumor responses to treatment, certain non-LPS patients enrolled in the Phase 1 trial exhibited tumor responses when treated with RAIN-32. Of the ten non-LPS patients receiving RAIN-32 in Schedule D, three patients were characterized for MDM2 gene amplification. Patients characterized for MDM2 gene amplification included patients with breast cancer (copy number of 16.8), synovial sarcoma (copy number of 25.9) and small cell lung cancer (SCLC) (copy number of 36.6). All three patients exhibited tumor volume reduction, with the latter two patients exhibiting confirmed partial responses.

Specifically, the patient with SCLC represented a challenging case as the patient was previously heavily pre-treated with cisplatin/etoposide, ipilimumab/nivolumab and temozolamide and the patient’s tumor was refractory to each of these therapies. As shown in the comparison of Baseline to Cycle 3 Day 1 in the figure below, this patient exhibited a confirmed partial response as evidenced by a reduction of 54% in tumor volume on RAIN-32 therapy. However, the patient died four months into therapy due to the emergence of a pulmonary embolism, rather than disease progression. While SCLC typically exhibits p53 mutations, this patient exhibited a tumor with WT p53 and MDM2 amplification of 36.6x. We believe the response observed using a monotherapy modality in this SCLC patient provides evidence of potential efficacy when selecting for patients with a high degree of MDM2 gene amplification.

Based on the available data from patients with non-LPS MDM2-amplified tumors, we plan to commence a Phase 2 tumor-agnostic basket trial in the second half of 2021 in solid tumor patients with MDM2 amplification with an MDM2 copy number of greater than or equal to 12 and WT p53.

Clinical Development Plan

Based on the preclinical and Phase 1 clinical data, we are planning to evaluate RAIN-32 in multiple clinical trials.

Phase 3 Trial in WD/DD LPS Patients

We intend to pursue initial development for our lead product candidate, RAIN-32, in LPS patients with a DD histologic component, which often co-exists with a WD component. WD/DD LPS tumors have nearly universal MDM2 gene amplification and WT p53, and hence are nearly universally MDM2-dependent. Therefore, we believe these LPS patients represent an appropriate population for MDM2 inhibition therapy. Published literature suggests that nearly 100% of WD/DD LPS patients exhibit MDM2 gene amplification and WT p53. The SOC regimens, trabectedin and eribulin, were approved based on efficacy observed in the broader LPS patient population. However, we believe these products have exhibited a particularly suboptimal combination of efficacy and safety in the WD/DD LPS patient population, with an mPFS of approximately 2 months. Data from the Phase 1 trial showed that WD/DD LPS patients treated with dosing Schedule D had an mPFS of 7.4 to 8.0 months. There are no commercially approved therapies specifically targeting the WD/DD LPS patient population and its unique MDM2-dependent biology.

We plan to initiate a registration-enabling Phase 3 trial for patients with the DD subtype of LPS in the second half of 2021. We anticipate that this trial will be an open label, 1:1 randomized trial comparing RAIN-32 to trabectedin, an SOC therapeutic, in approximately 130 WD/DD LPS patients with at least one prior anthracycline-based therapy. We expect that the dosing schedule for the Phase 3 trial will be identical to the Schedule D dose of 260 mg (qd 3/14x2) employed in the Phase 1 trial. The primary endpoint of this trial is expected to be PFS evaluated by Response Evaluation Criteria in Solid Tumors (RECIST) criteria, with secondary endpoints of overall survival (OS), ORR, duration of response and quality of life measures. We anticipate reporting final data from the trial in 2023.

The PFS assumptions for statistical powering are based on a PFS assumption for the control arm of 3.0 months and 6.0 months for RAIN-32. The doubling of PFS corresponds to a hazard ratio of 0.5.

Phase 2 MDM2-amplified Tumor-agnostic Basket Trial

In the second half of 2021, we plan to commence an open-label, single-arm Phase 2 MDM2-amplified tumor-agnostic basket trial in up to 60 patients with relapsed/refractory, advanced or metastatic solid tumors having an MDM2 copy number greater than or equal to 12 and WT p53. The MDM2 gene copy number cutpoint of 12 was chosen based on mutual exclusivity analysis using pan-cancer tumor data from the AACR Genie Project. The figure below demonstrates that tumors with increasing MDM2 copy number exhibit a lower percentage of p53 mutations, consistent with the principle that tumors will typically only evolve one mechanism to inactivate p53.

Analysis of the pan-cancer atlas from the cancer genome atlas (TCGA) demonstrates approximately 1% of patient samples across all tumor types demonstrate MDM2 CN greater than or equal to 12. The figure below shows that patients with copy number greater than or equal to 12 demonstrate a worse prognosis with an overall survival that is approximately half that of patients with MDM2 copy number less than 12 (45.5 months vs. 90.4 months, p <0.0001).

We plan to enroll patients that have received and progressed on SOC therapy and will be unlikely to tolerate or derive clinically meaningful benefit from SOC therapy. Patients with MDM2 amplification will be selected using a commercially-available NGS-based diagnostic assay. We expect that RAIN-32 will be administered in doses of 260 mg using the Schedule D dosing schedule from the Phase 1 trial (qd 3/14x2). The primary endpoint of this trial will be ORR by RECIST, with secondary endpoints of PFS, Duration of Response (DOR), OS and growth-modulation index (GMI). As described above, we believe the basket trial is supported by data in the Phase 1 clinical trial, in which non-LPS patients with MDM2-amplified tumors exhibited tumor volume reductions and confirmed partial responses under RECIST criteria. We anticipate reporting interim data from the basket trial in the second half of 2022.

Phase 2 Trial in Intimal Sarcoma

By early 2022, we plan to commence an open-label, single-arm Phase 2 trial in patients with intimal sarcoma, a rare sarcoma exhibiting nearly universal MDM2 gene amplification in approximately 75% of cases. The trial is anticipated to enroll up to 30 patients and will include those with any prior therapy or no prior therapy. RAIN-32 will be administered in doses of 260 mg using the Schedule D dosing schedule from the Phase 1 trial (qd 3/14x2). The primary endpoint of this trial will be ORR by RECIST, with secondary endpoints of PFS, DOR, OS and GMI. The trial will be conducted across multiple U.S. and international sites and leverage the planned sites for the pivotal LPS clinical trial. Based on the small patient population in intimal sarcoma, we believe a Phase 2 trial, if successful, could be registration enabling as currently designed or with modest patient expansion. There are currently no approved therapies for intimal sarcoma. We anticipate reporting interim data from this Phase 2 trial in the second half of 2022.

Market Opportunity for RAIN-32

Our RAIN-32 MDM2 strategy is aimed at treating patients with MDM2-dependent cancers. This dependence may arise due to MDM2 gene amplification, or other mechanisms of MDM2 activation in the setting of WT p53. In these tumors, we believe that MDM2 inhibition is a rational strategy, alone or in combination with other targeted therapies or immunotherapy.

LPS and Intimal Sarcoma

Our initial focus is on LPS due to its MDM2 amplification. WD/DD LPS are the most frequent subtypes of LPS, and they share amplification of the 12q13-15 region involving the MDM2 gene locus. WD/DD LPS are considered as a single entity because both subtypes are frequently found to co-exist, and often the DD LPS develops within WD tumor mass at disease progression or recurrence of resected WD LPS. MDM2 dependence is seen in nearly all cases of WD/DD LPS. The incidence of WD/DD LPS is estimated at approximately 2,000 patients annually in the United States, as compared to approximately 3,000 patients annually in the United States for all LPS (with LPS being the most common sarcomas in adults at approximately 20%). Additionally, the incidence of intimal sarcoma is estimated at approximately 100 patients annually in the United States, represents a significant unmet need and is characterized by frequent MDM2 amplification.

MDM2-amplified Pan-tumors

Other solid tumors exhibit MDM2 gene amplification to varying degrees. One approach to identifying a population eligible for an MDM2 gene-amplified basket trial employed an analysis of the frequency of MDM2 amplification, based on gene copy numbers, observed in the TCGA.

We evaluated the frequency of patients from the TCGA with a stringent MDM2 copy number cutoff of at least 12 in tumors that were also WT p53. Applying this MDM2 amplification threshold to cancer incidence revealed approximately 7,400 patients annually in select cancers representing patients in all stages of cancer. This frequency was then applied to patient mortality rates as a more appropriate, albeit more conservative, proxy for advanced or metastatic cancer patients as compared to newly diagnosed patients. This analysis estimated that approximately 3,000 patients annually with advanced or metastatic cancer meet the MDM2 and p53 genetic criteria.

Potential Opportunities for Future RAIN-32 Development

Beyond the pivotal LPS trial, the Phase 2 MDM2-amplified tumor-agnostic basket trial and the Phase 2 trial in intimal sarcoma, we have identified several additional opportunities for RAIN-32 in MDM2-dependent cancers across solid tumors. While MDM2 amplification is one manner in which tumors become MDM2-dependent, it has been observed that other solid tumors may employ different mechanisms to develop MDM2 dependence. Other mechanisms leading to MDM2-dependence include overexpression of MDM2, such as in MCC due to polyoma virus. Synthetic lethal strategies, such as specific gene mutations or gene loss, also generate unique MDM2 dependencies. Examples of synthetic lethal strategies with RAIN-32 creating MDM2 dependence include loss of the gene CDKN2A, frequently observed in malignant mesothelioma and other cancers, and GATA3 mutations, frequently observed in breast cancer and other cancers. These tumor types all lead to a reliance on MDM2 for tumor proliferation and, hence, represent two synthetic lethal scenarios which generate MDM2 dependency and thus serve as opportunities for RAIN-32 development.

MDM2 Overexpression (Merkel cell carcinoma)

An oncogenic Merkel cell polyoma virus (MCV) presents in approximately 80% of MCC tumors. MCV-positive MCC typically contains mutant retinoblastoma and WT p53. Inactivating mutations in p53 have rarely been found in MCC. MCV small T antigen functions as a transcriptional activator to increase levels of MDM2 and downregulate p53 levels. Notably, other MDM2 programs have demonstrated proof-of-concept in MCC with clinical responses. Other MDM2 inhibitors have demonstrated potent activity in virus-positive, p53 WT MCC cancer models, albeit with high toxicity due to a narrow therapeutic window. Approximately 2,000 MCC patients are expected to be eligible for MDM2 inhibitor therapy annually in the United States.

GATA3 Mutant (ER+ breast cancer)

GATA3 is mutated in 12% to 18% of primary and metastatic ER+ breast cancers with predominantly frameshift mutations, leading to alteration of GATA3 function. GATA3 mutation has also been strongly linked to suboptimal responses to hormonal therapy and poor prognosis. Approximately 11,000 patients per year in the United States exhibit GATA3 mutant ER+ breast cancer, where MDM2 inhibition is synthetically lethal.

The synthetic lethality highlights a novel opportunity for an MDM2 inhibitor in GATA3 mutant/deficient ER+ breast cancer. GATA3 mutations are mutually exclusive from p53 mutations. In addition, the association of the GATA3 mutations with a poor prognosis in other cancer types may have predictive value for MDM2 inhibitor sensitivity beyond ER+ breast cancer.

CDKN2A loss (Mesothelioma)

Malignant pleural mesothelioma (MPM) is currently treated with a combination of ipilimumab and nivolumab or cisplatin and pemetrexed. p53 mutations are infrequent in MPM, but p53 is frequently inactivated in MPM via loss of CDKN2A (p14ARF). MDM2 and p14ARF are upstream regulators of p53 that may contribute to p53 inactivation. OS and PFS are significantly correlated with MDM2 mRNA and protein expression, showing a poor prognosis for patients with elevated MDM2 expression. MDM2 expression was identified as robust prognostic and predictive biomarker for MPM.

Published data suggests that mesothelioma cell lines are sensitive to MDM2 inhibitors and show potent in vivo activity. As shown in the table below, RAIN-32 displayed potent antiproliferative activity in mesothelioma cell lines with CDKN2A loss in a p53 dependent manner.

RAIN-32C :1625 ng/ml (2.6M) schedule: 260mg 3/14 RAIN-32 IC50 (nM) cell line TP53 CDKN2A RAIN-32 ic50 (nM) h2452 no tp53 mrna deletion 7448 6333 h28 Wt deletion 32 54.8 h226 wt deletion 25 103 h290 wt deletion 19 102.7 H2052 wt deletion 9.5 75.2 msto211 wt deletion 5.5 24.4

Based on the frequency of MPM, approximately 2,400 patients annually are estimated to be eligible for MDM2 inhibitor therapy in the United States. There have not been any investigations of MDM2 inhibitors in patients with mesothelioma.

Other Opportunities

We are currently exploring other applications for RAIN-32, including in combination with immune checkpoint inhibitors in MCC and mesothelioma or in combination with tyrosine kinase inhibitors and other targeted therapies in NSCLC, melanoma and other malignancies.

RAD52 Program

We are also developing a preclinical program focused on targeting RAD52 in the DDR pathway. While our RAD52 program is in an early stage of development, we expect to develop this program for patients with a molecularly diagnosed HRD+, such as mutations and loss-of-function in BRCA1/2 or others that utilize RAD52 as an alternative DNA repair pathway, as well as for patients that may have relapsed to PARP inhibitor therapy. There are currently no approved therapies or clinical programs in development targeting RAD52.

Targeting RAD52 represents a novel strategy for tumors exhibiting tumor HRD+ or a loss of function, of several pathway constituents, including BRCA1/2 or others in tumor types frequently characterized by these deficiencies. These tumors include breast, prostate, pancreatic, ovarian and possibly other cancers. Developmental paths for RAD52 inhibitors include as a monotherapy in HRD+ patients relapsing on PARP inhibitor therapy, or in front-line combinations with PARP inhibitors in HRD+ tumors.

Scientific Background

HRD+ cancers are typically identified due to a loss of functional BRCA1/2, which is the most reliable and preferred repair mechanism in cells. HRD+ cancers have several alternative pathways to rely upon if the BRCA-based homologous recombination (HR) route is non-functional.

As shown in the figure below, normal cells rely primarily upon the BRCA1/2 pathway for double stranded DNA break repair through HR. PARP inhibitors prevent timely repair of single-stranded DNA breaks, which leads to double-stranded DNA breaks that cannot be repaired in HRD cancers. This mechanism explains the utility of PARP inhibitors in HRD+ cancers. RAD52 also facilitates DNA repair and plays a critical role in pathways alternative to both the BRCA1/2 HR and the non-homologous end joining pathway for which PARP is a major constituent. Therefore, in cells resistant to PARP therapy that may already be deficient in BRCA1/2, multiple alternative DNA repair routes that rely upon RAD52 may be required. RAD52 inhibition is anticipated to lead to disruption of DNA repair in HRD+ cancers leading to cancer cell apoptosis.

Preclinical Data

Our RAD52 program is currently in lead optimization stage. We anticipate evaluating identified RAD52 inhibitor candidates in animal models of patient tumors with HRD+ that have relapsed on PARP inhibitors and in HRD+ tumors with a loss-of-function mutation of BRCA1/2 in combination with PARP inhibitors.

As shown in the figure below, our first RAD52 inhibitor candidate, D-I03, demonstrated synthetic lethality with BRCA1 and BRCA2 deficiency in preclinical studies, as well as early in vivo antitumor activity in a BRCA1 deficient MDA-MB-436 breast cancer xenograft model as monotherapy and in combination with the PARP inhibitor, talazoparib. In addition, D-I03 treatment exhibited limited DNA damage and presented a superior therapeutic window when compared to PARP inhibitors. We believe the lack of antitumor activity typically observed in the BRCA1 proficient MDA-MB-436 xenograft (as shown in the figure below) suggests RAD52-mediated synthetic lethality.

We are currently optimizing our RAD52 inhibitor candidates and anticipate advancing a clinical candidate for this potentially differentiated program into Investigational New Drug (IND)-enabling studies in 2022.

RAD52 Market Opportunity

HRD mutations are found in 17.4% of cancers. Over 30% of endometrial, bladder, ovarian, breast and prostate cancers harbor HRD mutations. Despite the approval of PARP inhibitors for ovarian, breast, prostate and pancreatic cancers, there is still an unmet need due over 137,000 deaths in these cancers, presenting an opportunity for other synthetic lethal targets such as RAD52.

Competition

The biotechnology industry is characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. While we believe that our technology and scientific knowledge provide us with competitive advantages, we face potential competition from many different sources, including pharmaceutical and biotechnology companies, ranging in size from early stage to major global companies, academic institutions, government agencies and other public and private research organizations that conduct research, seek patent protection and establish collaborative arrangements for the research, development, manufacturing and commercialization of cancer therapies. Any product candidates that we successfully develop and commercialize will compete with existing therapies and new therapies that may become available in the future.

We compete in the segments of the pharmaceutical, biotechnology and other related markets that develop cancer therapies. We focus on the development of precision small molecule therapies for patients with cancers where there is a high unmet medical need. There are numerous other companies that have commercialized or are developing cancer therapies for the same or similar targets.

With respect to our lead product candidate, RAIN-32, we are aware of two currently approved and marketed products for the broader LPS population that are used in the WD/DD subset: trabectedin, which is marketed and sold as Yondelis in Europe by PharmaMar, in Japan by Taiho and in the United States and all other territories by Janssen; and eribulin, which is marketed and sold globally as Halaven by Eisai. However, we believe that these therapies are not viable treatment options because of their limited clinical benefit. We are also aware of other competing clinical-stage MDM2 inhibitors being developed for the treatment of LPS by Kartos and Novartis, and for the treatment of solid and hematologic cancers, including Aileron, Ascentage Pharmaceuticals, Boehringer Ingelheim and Astex Pharmaceuticals. We are also aware of other mechanistic therapeutic strategies that have been evaluated for the treatment of LPS by Eli Lilly, Karyopharm and others.

With respect to our lead program, RAD52, there are currently no other approved or clinical-stage therapeutics that inhibit RAD52. We are aware of academic groups working on discovery-stage RAD52 programs; however, we believe that our RAD52 program is currently the most advanced program for this target. If our RAD52 program is also developed in tumors with HRD+ defects, including BRCA1/2 deficient ovarian, breast and prostate cancers, we would similarly face competition in these indications.

Many of the companies against which we are competing or against which we may compete in the future have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and commercializing and marketing approved drugs than we do. Mergers and acquisitions in the pharmaceutical, biotechnology and diagnostic industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and enrolling subjects for our clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

We could see a reduction or elimination of our commercial opportunities if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient to administer, are less expensive or obtain more favorable reimbursement than any products that we or our collaborators may develop. Our competitors also may obtain FDA or foreign regulatory approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we or our collaborators are able to enter the market. The key competitive factors affecting the success of all our product candidates, if approved, are likely to be their efficacy, safety, convenience, price, the effectiveness of companion diagnostics, if required, the level of biosimilar or generic competition, and the availability of reimbursement from government and other third-party payors.

Collaboration and License Agreements

Daiichi Sankyo License Agreement

On September 2, 2020, we entered into a license agreement with Daiichi Sankyo Company, Limited (Daiichi Sankyo), a Japanese corporation (the Daiichi Sankyo License Agreement). Pursuant to the Daiichi Sankyo License Agreement, we obtained a worldwide, sublicensable (through multiple tiers), royalty-bearing, exclusive right and license under Daiichi Sankyo’s know-how and seven families of patents and patent applications to make, have made, use, import and export milademetan (RAIN-32) (the Licensed Compound) for all human prophylactic or therapeutic uses that derive therapeutic effect by binding to MDM2 for the prevention and treatment of any indication for the purpose of making, having made, using, offering for sale, selling, marketing, distributing, importing, and exporting products containing milademetan as an active pharmaceutical ingredient (the Products). See the section titled “—Intellectual Property.”

While we are solely responsible under the Daiichi Sankyo License Agreement for the research, development and registration of the Licensed Compound and Products, Daiichi Sankyo will continue to conduct three ongoing clinical trials and prepare final reports with respect to these clinical trials. We have agreed to reimburse Daiichi Sankyo certain third party expenses incurred by Daiichi Sankyo while conducting such trials.

We are obligated to use commercially reasonable efforts to develop, commercialize and manufacture the Products and to commercially launch the Products as soon as reasonably practicable after receiving the requisite marketing approvals from the authorities in any given country. We are also obligated to use commercially reasonable efforts to receive at least three full approvals for use in each of the following countries: France, Germany, Italy, Spain, the United Kingdom, the United States and one country outside of the United States and the European Union.

In accordance with the terms of the Daiichi Sankyo License Agreement, we have paid Daiichi Sankyo an initial upfront payment of $5.0 million. We are required to make aggregate future milestone payments of up to $225.0 million, contingent on the attainment of certain development, regulatory and sales milestones, none of which have yet been achieved. Additionally, we are required to pay Daiichi Sankyo a high single digit royalty based on the annual net sales of the Products, subject to reduction at an agreed rate upon the expiration of the licensed patent in the particular country where the Products are sold. To date, no milestone or royalty payments have been made to Daiichi Sankyo under the Daiichi Sankyo License Agreement. The royalty obligation terminates on a country-by-country and Product-by-Product basis on the later of: (i) loss of all market exclusivity for such Product in such country, (ii) the last-to-expire patent that covers the Licensed Compound or the Product in such country and (iii) twelve years from launch of the first Product sold by us in such country.

Unless sooner terminated, the Daiichi Sankyo License Agreement will remain in full force and effect until we, our affiliates and our sublicensees cease all development and commercial activity related to the Licensed Compound and Products. Either party may terminate the Daiichi Sankyo License Agreement for cause in the event of the other party’s uncured material breach after a certain cure period. With respect to Daiichi Sankyo’s uncured material breach, however, we may only terminate the Daiichi Sankyo License Agreement with respect to the countries affected by such uncured material breach. Daiichi Sankyo may also terminate the Daiichi Sankyo License Agreement in the event of our bankruptcy or insolvency. Additionally, Daiichi Sankyo may terminate the Daiichi Sankyo License Agreement immediately upon written notice if we, our affiliates or our sublicensors initiate or join any challenge to the validity or enforceability of a licensed patent, subject to certain exclusions. Furthermore, we may terminate the Daiichi Sankyo License Agreement in its entirety or on a country-by-country basis for bona fide material concerns regarding the (i) lack of safety for human use arising from toxicity of the Licensed Compound or Product(s), (ii) lack of efficacy of the Licensed Compound or Product(s) or (iii) adverse economic impact to us in connection with our continued development of the Products, in each case, upon six months’ prior written notice to Daiichi Sankyo. In addition, if we are acquired by a third party that is developing and commercializing a competing compound and the acquiring party decides not to discontinue the development or commercialization of such competing compound, such third party must terminate the Daiichi Sankyo License Agreement within 30 days of such acquisition if it does not discontinue such development or commercialization. Upon termination of the Daiichi Sankyo License Agreement by Daiichi Sankyo for our uncured material breach or by us for our bona fide material concerns regarding the safety, efficacy or adverse economic impacts relating to the Licensed Compound or Products, or our development thereof, we are required to, among other actions, if requested by Daiichi Sankyo (i) transfer to Daiichi Sankyo ongoing clinical trials, data, reports, records and materials, (ii) grant to Daiichi Sankyo an exclusive, irrevocable, sublicensable, fully paid-up license under any patents and know-how that are controlled and actually used by us at the time of termination in connection with the Products to allow Daiichi Sankyo exploit the Licensed Compound or Products in countries that are affected by the termination, (iii) grant to Daiichi Sankyo an exclusive, irrevocable, sublicensable, fully paid up license to use trademarks that are specific to the Products and (iv) assign any applicable sublicenses.

Agreement with Drexel University

On July 30, 2020, we entered into an intellectual property license agreement with Drexel University (Drexel) (the Drexel License Agreement). Pursuant to the Drexel License Agreement, Drexel granted to us (i) a non-transferable (with certain exceptions), worldwide, exclusive, sublicensable (after the first anniversary, subject to certain conditions) license under Drexel’s patent rights relating to RAD52 inhibitors for the treatment of cancer to make, have made, use, import, offer for sale and sell licensed products in all fields of use covered by the licensed patent rights, and (ii) a non-transferable (with certain exceptions), worldwide, nonexclusive, sublicensable (after the first anniversary, subject to certain conditions) license under certain technical information and know-how related to the licensed patent rights to make, have made, use, import, offer for sale and sell products in all fields of use covered by the licensed patent rights. The foregoing license grant is subject to (i) Drexel’s retained rights to use, and to permit other non-commercial entities to use, the licensed patent rights for educational and research purposes, but excluding research sponsored by a commercial entity and the use of the licensed products in clinical trials, except for investigator-initiated clinical trials, and (ii) United States government rights, including but not limited to, any applicable requirement that the licensed products that are sold in the United States must be substantially manufactured in the United States.

We are obligated to use commercially reasonable efforts to (i) develop, commercialize, market and sell licensed products in a manner consistent with a development plan and (ii) achieve certain development, regulatory and clinical milestone events, including, among other things, receiving IND approval for a licensed product by the fourth anniversary of the effective date. Under the Drexel License Agreement, for a period of five years from the effective date and to the extent that there are no third party obligations, we are granted the first option to license Drexel’s rights in certain improvements, developments or inventions developed by Drexel (or jointly by the parties) during the five-year period that are directly related to the licensed products or to RAD52 or compounds that have been generated to specifically target RAD52.

In addition to a one-time, non-refundable initiation fee of $20,000, the Drexel License Agreement requires us to make milestone payments to Drexel of up to $6.25 million in aggregate, for the achievement of specified development and regulatory milestones for each licensed product. We are also required to reimburse Drexel (i) after the filing of the first IND for the first licensed product, for all costs related to the filing, prosecution and maintenance of the licensed patent rights accumulated prior to the effective date, and (ii) for all reasonable costs related to the filing, prosecution and maintenance of the licensed patent rights after the effective date. In addition, we are also required to pay Drexel, on a quarterly basis, a low single digit royalty on net sales by us, our affiliates, and sublicensees of the licensed products, subject to specified reductions and a minimum quarterly royalty payment of $6,250. Lastly, we are also obligated to pay Drexel (i) an annual license maintenance fee of $15,000 commencing upon filing of the first IND for a licensed product until the first sale of the first licensed product, (ii) a sublicense fee of low double digits percentage on all consideration received by us from our sublicensees, subject to certain reductions and (iii) a one-time transaction fee equal to the actual amount of Drexel’s licensing and legal expenses in connection with the Drexel License Agreement and the Sponsored Research Agreement the parties simultaneously entered into with the Drexel License Agreement (the Sponsored Research Agreement).

Unless earlier terminated or extended, the term of the Drexel License Agreement with respect to any licensed product and country continues until the later of (i) the expiration or abandonment of the last-to-expire valid claim of the licensed patent rights that covers the sale of such licensed product in such country, (ii) the expiration of any granted statutory period of marketing and/or data exclusivity for such licensed product pursuant to which we have exclusive commercialization rights, (iii) the month of the first sale of a generic equivalent of such licensed product in such country and (iv) ten years after the first sale of the first licensed product.

We may terminate the Drexel License Agreement at any time by providing 60 days’ prior written notice to Drexel, in which case we will be required to cease exploitation of all licensed products, terminate all permitted sublicenses and pay all amounts owed to Drexel under the Drexel License Agreement and the Sponsored Research Agreement through the effective date of termination. Drexel may terminate the Drexel License Agreement for our uncured material breach (with 30-135 day cure periods), for our bankruptcy or insolvency, for our uncured material default under the Sponsored Research Agreement, or if we challenge the validity or enforceability of the licensed patent rights.

Manufacturing and Supply

We do not own or operate, and currently have no plans to establish any manufacturing facilities. We currently rely and expect to continue to rely for the foreseeable future, on third parties for the manufacture of our drug candidates for preclinical and clinical testing, as well as for commercial manufacture of any drugs that we may commercialize.

Clinical drug product supplies and active pharmaceutical ingredients (API) for the RAIN-32 program were produced and supplied to us by Daiichi Sankyo. Clinical drug product manufactured in Daiichi Sankyo’s GMP production facilities was supplied to us as brite stock and we anticipate will be used in our planned LPS trial and basket study. For the RAIN-32 program, we will select and transfer Daiichi Sankyo processes to suitable commercial contract manufacturing organizations to supply API and clinical drug product for our clinical trials and in preparation for submission of marketing applications and potential future commercial supplies.

We obtain our supplies from contract manufacturers on a purchase order basis and do not have long-term supply arrangements in place. We do not currently have arrangements in place for redundant supply for APIs and drug product. We intend to identify and qualify additional manufacturers to provide the APIs and drug product for our future development plan for RAIN-32. All our drug candidates are compounds of low molecular weight, generally called small molecules. We expect to continue to develop drug candidates that can be produced cost-effectively at contract manufacturing facilities.

Manufacturing clinical products is subject to extensive regulations that impose various procedural and documentation requirements, which govern record keeping, manufacturing processes and controls, personnel, quality control and quality assurance. Our contract manufacturers and their subcontractors are required to register their establishments with the FDA and certain state agencies and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with Current Good Manufacturing Practice (cGMP) requirements which impose certain production, manufacturing, procedural and documentation requirements upon us and our third-party manufacturers. Changes to the manufacturing process are strictly regulated, and, depending on the significance of the change, may require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP requirements and impose reporting requirements upon us and any third-party manufacturers that we may decide to use. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with cGMP requirements and other aspects of regulatory compliance.

Intellectual Property

We strive to protect the proprietary technologies, inventions and improvements that we believe are important to our business, including pursuing, obtaining, maintaining, defending and enforcing patent rights, whether developed internally or licensed from third parties, intended to cover the composition of matter of our product candidates, including RAIN-32, their methods of use, related technologies, such as biomarkers, solid state forms, formulations, etc. and other inventions that are important to our business. In addition to patent protection, we also rely on trade secrets, know-how, continuing technological innovation and in-licensing opportunities to develop, strengthen and maintain our proprietary position in our field.

Our future commercial success depends in part upon our ability to obtain and maintain patent and other proprietary protection for our drug candidates and other commercially important technologies, inventions and know-how related to our business; defend and enforce our intellectual property, in particular, our patent rights; preserve the confidentiality of our trade secrets; and operate without infringing, misappropriating or violating the valid and enforceable intellectual property and proprietary rights of third parties. Our ability to stop third parties from making, using, selling, offering to sell or importing our products may depend on the extent to which we have rights under valid and enforceable patents or trade secrets that cover these activities.

The patent positions for biotechnology companies like us are generally uncertain and can involve complex legal, scientific and factual issues. We cannot predict whether the patent applications we are currently pursuing will issue as patents in any particular jurisdiction or whether the claims of any issued patents will provide sufficient proprietary protection from competitors. We also cannot ensure that patents will be issued with respect to any patent applications that we or our licensors may file in the future, nor can we ensure that any of our owned or licensed patents or future patents will be commercially useful in protecting our product candidates and methods of manufacturing the same. In addition, the coverage claimed in a patent application can be significantly reduced before a patent is issued, and its scope can be reinterpreted and even challenged after issuance. Moreover, many jurisdictions permit third parties to challenge issued patents in administrative proceedings, which may result in further narrowing or even cancellation of patent claims. As a result, we cannot guarantee that any of our drug candidates will be protected or remain protectable by enforceable patents. Moreover, any patents that we hold may be challenged, circumvented or invalidated by third parties. For more information regarding the risks related to our intellectual property, please see “Risk Factors—Risks Related to Our Intellectual Property.”

We generally file patent applications directed to our key programs in an effort to secure our intellectual property positions vis-a-vis these programs. As of January 14, 2021, we owned or in-licensed eighteen U.S. patents, one hundred and twelve foreign patents, three allowed foreign patent applications, six U.S. pending non-provisional patent applications, forty-six foreign pending patent applications, and five pending Patent Cooperation Treaty (PCT) applications.

The intellectual property portfolio for our most advanced programs as of January 14, 2021, is summarized below. Prosecution is a lengthy process, during which the scope of the claims initially submitted for examination by the U.S. Patent and Trademark Office and foreign patent offices may be significantly narrowed before issuance, if issued at all. We expect this may be the case with respect to some of our pending patent applications referred to below.

RAIN-32 (milademetan)

With regard to RAIN-32 (milademetan), as of January 14, 2021, our patent portfolio contained thirteen issued U.S. patents, four pending U.S. non-provisional patent applications, ninety-three issued foreign patents, thirty pending foreign patent applications, and three allowed foreign patent applications, all exclusively licensed from Daiichi Sankyo. One patent family in the RAIN-32 portfolio is directed to the composition of matter of RAIN-32 where we have issued patents in various jurisdictions including the United States, Japan, thirty-seven countries in Europe, Australia, Canada, China, Columbia, Indonesia, India, Israel, Korea, Malaysia, Mexico, New Zealand, Philippines, Russia, South Africa, Taiwan and Vietnam and pending (including allowed) patent applications in various jurisdictions including the United States, Brazil, Egypt, Philippines, Singapore and Thailand, all of which are expected to expire in March 2032, excluding potential patent term adjustments or patent term extensions, where applicable. Another patent family supporting RAIN-32 pertains to crystal-forms of RAIN-32. Under this patent family, we have eight issued U.S. patents and twelve issued foreign patents in various jurisdictions including Japan, certain countries in Europe, Canada, China, Hong Kong, Russia and Taiwan, and pending patent applications in Brazil, India and Korea, all of which are expected to expire in September 2033, excluding potential patent term adjustments or patent term extensions, where applicable.

Furthermore, we exclusively licensed from Daiichi Sankyo five patent families directed to combination therapies with RAIN-32, methods of synthesis of RAIN-32, and dosing regimens of RAIN-32. Within these five patent families, we have four issued U.S. patents, three pending U.S. patent applications, nineteen issued foreign patents and twenty-seven pending (including allowed) foreign patent applications, including in Japan, Europe, Canada, China, Hong Kong, Korea, India, Brazil and Taiwan, all of which are expected to expire between September 2034 and October 2037, excluding potential patent term adjustments or patent term extensions, where applicable. These combination therapy, method of synthesis, and method of use (dosing regimen) patents and patent applications will not present barriers to our competitors with respect to any unclaimed therapies or methods of synthesis or use involving RAIN-32.

We intend to pursue additional patent protection for RAIN-32 and other development candidates relating to RAIN-32, its methods of use and related technologies that we consider important to our business.

RAD52

With regard to our RAD52 program, as of January 14, 2021, we exclusively licensed from Drexel two patent families directed to compositions of matter RAD52 inhibitors and their use in the treatment of cancer. One of the patent families comprises two issued U.S. patents and one pending U.S. non-provisional patent application, all of which are expected to expire in June 2036, excluding potential patent term adjustments or patent term extensions, where applicable. The second patent family comprises one PCT application. Patents that issue, if any, and claim priority to this PCT application will be expected to expire in October 2040, excluding potential patent term adjustments or patent term extensions. We intend to pursue additional patent protection for our RAD52 program and other development candidates relating to our RAD52 inhibitor, its methods of use and related technologies that we consider important to our business.

The term of individual patents depends upon the legal term of the patents in the countries in which they are obtained. In most countries in which we file, the patent term is 20 years from the earliest date of filing a non-provisional patent application.

In the United States, the term of a patent covering an FDA-approved drug may, in certain cases, be eligible for a patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984 (Hatch-Waxman Act) as compensation for the loss of patent term during the FDA regulatory review process. The period of extension may be up to five years but cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval. Only one patent applicable to an approved drug is eligible for extension and only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended. Similar provisions are available in Europe and in certain other jurisdictions to extend the term of a patent that covers an approved drug. It is possible that issued U.S. patents covering RAIN-32, RAD52 or our preclinical programs, if issued, and products from our intellectual property may or will be entitled to patent term extensions. If our drug candidates receive FDA approval, we intend to apply for patent term extensions, if available, to extend the term of patents that cover the approved use or the drug candidates. We also intend to seek patent term extensions in any jurisdictions where they are available; however, there is no guarantee that the applicable authorities, including the FDA, will agree with our assessment of whether such extensions should be granted, and even if granted, the length of such extensions.

In addition to patent protection, we also rely on trade secret protection and confidential know-how for our proprietary information that is not amenable to, or that we do not consider appropriate for, patent protection, including certain aspects of our manufacturing processes. However, trade secrets can be difficult to protect. Although we take steps to protect our proprietary information, including restricting access to our confidential information, as well as entering into non-disclosure and confidentiality agreements with our employees, consultants, independent contractors, advisors, contract manufacturers, CROs, hospitals, independent treatment centers, suppliers, collaborators and other third parties, such parties may breach such agreements and disclose our proprietary information including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Furthermore, these agreements may not provide meaningful protection. Third parties may also independently develop the same or similar proprietary information or may otherwise gain access to our proprietary information. Despite any measures taken to protect our intellectual property, unauthorized parties may attempt to copy aspects of our products or to obtain or use information that we regard as proprietary. As a result, we may be unable to meaningfully protect our trade secrets and proprietary information. For more information regarding the risks related to our intellectual property please see “Risk Factors—Risks Related to Our Intellectual Property.”

Government Regulation

Government authorities in the United States, at the federal, state and local levels, and in other countries and jurisdictions, including the European Union, extensively regulate, among other things, the research, development, testing, product approval, manufacture, quality control, manufacturing changes, packaging, storage, recordkeeping, labeling, promotion, advertising, sales, distribution, marketing, and import and export of drugs and biologic products. All of our foreseeable product candidates are expected to be regulated as drugs. The processes for obtaining regulatory approval in the United States and in foreign countries and jurisdictions, along with compliance with applicable statutes and regulations and other regulatory authorities both pre- and post-commercialization, are a significant factor in the production and marketing of our products and our research and development activities and require the expenditure of substantial time and financial resources.

Review and Approval of Drugs in the United States

In the United States, the FDA and other government entities regulate drugs under the Federal Food, Drug, and Cosmetic Act (FDCA) and its implementing regulations, as well as other federal and state statutes and regulations. Failure to comply with applicable legal and regulatory requirements in the United States at any time during the product development process, approval process, or after approval, may subject us to a variety of administrative or judicial sanctions, such as a delay in approving or refusal by the FDA to approve pending applications, withdrawal of approvals, delay or suspension of clinical trials, issuance of warning letters and other types of regulatory letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil monetary penalties, refusals of or debarment from government contracts, exclusion from the federal healthcare programs, restitution, disgorgement of profits, civil or criminal investigations by the FDA, U.S. Department of Justice, State Attorneys General, and/or other agencies, False Claims Act suits and/or other litigation, and/or criminal prosecutions.

An applicant seeking approval to market and distribute a new drug in the United States must typically undertake the following:

(1)	completion of pre-clinical laboratory tests, animal studies, and formulation studies in compliance with the FDA’s good laboratory practice (GLP) regulations or other applicable regulations;

(2)	submission to the FDA of an IND Application for human clinical testing, which must become effective without FDA objection before human clinical trials may begin;

(3)	approval by an independent institutional review board (IRB) or ethics committee representing each clinical site before each clinical trial may be initiated;

(4)

performance of adequate and well-controlled human clinical trials in accordance with good clinical practice (GCP) regulations, to establish the safety and effectiveness of the proposed drug product for each indication for which approval is sought;

(5)	preparation and submission to the FDA of a New Drug Application (NDA);

(6)	satisfactory review of the NDA by an FDA advisory committee, where appropriate or if applicable,

(7)

satisfactory completion of one or more FDA inspections of the manufacturing facility or facilities at which the drug is produced to assess compliance with current good manufacturing practice (cGMP) regulations and to assure that the facilities, methods, and controls are adequate to ensure the product’s identity, strength, quality, and purity, and of selected clinical investigation sites to assess compliance with GCP; and

(8)	payment of user fees, as applicable, and securing FDA review approval of the NDA.

Preclinical Studies and an IND

Preclinical studies can include in vitro and animal studies to assess the potential for adverse events and, in some cases, to establish a rationale for therapeutic use. The conduct of preclinical studies is subject to federal regulations and requirements, including GLP regulations. Other studies include laboratory evaluation of the purity, stability and physical form of the manufactured drug substance or active pharmaceutical ingredient and the physical properties, stability and reproducibility of the formulated drug or drug product. An IND sponsor must submit the results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and plans for clinical trials, among other things, to the FDA as part of an IND. An IND is a request for authorization from the FDA to administer an investigational new drug product to humans. Some preclinical testing, such as longer-term toxicity testing, animal tests of reproductive adverse events and carcinogenicity, may continue after the IND is submitted. An IND automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to a proposed clinical trial and places the trial on clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. As a result, submission of an IND may not result in the FDA allowing clinical trials to commence.

Following commencement of a clinical trial under an IND, the FDA may place a clinical hold on that trial. A clinical hold is an order issued by the FDA to the sponsor to delay a proposed clinical investigation or to suspend an ongoing investigation. A partial clinical hold is a delay or suspension of only part of the clinical work requested under the IND, such as restrictions on dosing or patient enrollment. No more than 30 days after imposition of a clinical hold or partial clinical hold, the FDA will provide the sponsor a written explanation of the basis for the hold. Following issuance of a clinical hold or partial clinical hold, an investigation may only resume in full or in part, as applicable, after the FDA has notified the sponsor that the investigation may proceed. The FDA will base that determination on information provided by the sponsor correcting the deficiencies previously cited or otherwise satisfying the FDA that the investigation can proceed.

Human Clinical Trials in Support of an NDA

Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified investigators in accordance with Current Good Clinical Practices (cGCP) requirements, which include, among other things, the requirement that all research subjects provide their informed consent in writing before their participation in any clinical trial. Clinical trials are conducted under written study protocols detailing, among other things, the objectives of the study, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND. In addition, an IRB or ethics committee representing each institution participating in the clinical trial must review and approve the plan for any clinical trial before it commences at that institution, and the IRB must conduct continuing review and reapprove the study at least annually. The IRB must review and approve, among other things, the study protocol and informed consent information to be provided to study subjects. An IRB must operate in compliance with FDA regulations. Some studies also include oversight by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board, which provides authorization for whether or not a study may move forward at designated check points based on access to certain data from the study and may halt the clinical trial if it determines that there is an unacceptable safety risk for subjects or other grounds, such as no demonstration of efficacy. Information about certain clinical trials must be submitted within specific timeframes to the NIH for public dissemination on its ClinicalTrials.gov website.

Human clinical trials are typically conducted in three sequential phases, which may overlap or be combined:

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Phase 1: The product candidate is initially introduced into healthy human subjects or patients with the target disease or condition and tested for safety, dosage tolerance, absorption, metabolism, distribution, excretion and, if possible, to gain an early indication of its effectiveness.

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Phase 2: The product candidate is administered to a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.

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Phase 3: The product candidate is administered to an expanded patient population, generally at geographically dispersed clinical trial sites, in well-controlled clinical trials to generate enough data to statistically evaluate the efficacy and safety of the product for approval, to establish the overall risk-benefit profile of the product, and to provide adequate information for the labeling of the product.

Post-approval trials, sometimes referred to as Phase 4 studies, may be conducted after initial marketing approval. These trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication. In certain instances, the FDA may mandate the performance of Phase 4 clinical trials as a condition of approval of an NDA.

Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and more frequently if serious adverse events occur. Furthermore, the FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution, or an institution it represents, if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients.

During the development of a new drug, sponsors are given opportunities to meet with the FDA at certain points. These points may be prior to submission of an IND, at the end of Phase 2, and before an NDA is submitted. Meetings at other times may be requested. These meetings can provide an opportunity for the sponsor to share information about the data gathered to date, for the FDA to provide advice, and for the sponsor and the FDA to reach agreement on the next phase of development. Sponsors typically use the meetings at the end of the Phase 2 trial to discuss Phase 2 clinical results and present plans for the pivotal Phase 3 clinical trials that they believe will support approval of the new drug.

Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the drug and finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, the manufacturer must develop methods for testing the identity, strength, quality and purity of the final drug. In addition, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

While the IND is active and before approval, progress reports summarizing the results of the clinical trials and nonclinical studies performed since the last progress report must be submitted at least annually to the FDA, and written IND safety reports must be submitted to the FDA and investigators for serious and unexpected suspected adverse events, findings from other studies suggesting a significant risk to humans exposed to the same or similar drugs, findings from animal or in vitro testing suggesting a significant risk to humans, and any clinically important increased incidence of a serious suspected adverse reaction compared to that listed in the protocol or investigator brochure.

Submission of an NDA to the FDA

Assuming successful completion of required clinical testing and other requirements, the results of the preclinical studies and clinical trials, together with detailed information relating to the product’s chemistry, manufacture, controls and proposed labeling, among other things, are submitted to the FDA as part of an NDA requesting approval to market the drug product for one or more indications. Under federal law, the submission of most NDAs is additionally subject to an application user fee, currently $2,875,842 for fiscal year 2021, for applications requiring clinical data, and the sponsor of an approved NDA is also subject to an annual program fee, currently $336,432 for fiscal year 2021. These fees are adjusted annually.

Under certain circumstances, the FDA will waive the application fee for the first human drug application that a small business, defined as a company with less than 500 employees, including employees of affiliates, submits for review. An affiliate is defined as a business entity that has a relationship with a second business entity if one business entity controls, or has the power to control, the other business entity, or a third-party controls, or has the power to control, both entities. In addition, an application to market a prescription drug product that has received orphan designation is not subject to a prescription drug user fee unless the application includes an indication for other than the rare disease or condition for which the drug was designated.

The FDA conducts a preliminary review of an NDA within 60 days of its receipt and informs the sponsor by the 74th day after the FDA’s receipt of the submission to determine whether the application is sufficiently complete to permit substantive review. The FDA may request additional information rather than accept an NDA for filing. In this event, the application must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review. The FDA reviews an NDA to determine, among other things, whether a product is safe and effective for its intended use and whether its manufacturing is cGMP-compliant to assure and preserve the product’s identity, strength, quality and purity. Under the Prescription Drug User Fee Act (PDUFA), the FDA has agreed to specified performance goals in the review process of NDAs. Specifically, the FDA has a goal of reviewing most NDAs for new molecular entities within ten months from the date of filing, and of reviewing most “priority review” NDAs within six months of the filing date. The review process may be extended by the FDA for three additional months to consider new information or clarification provided by the applicant.

The FDA is required to refer an application for a novel drug to an advisory committee or explain why such referral was not made. Typically, an advisory committee is a panel of independent experts, including clinicians and other scientific experts, that reviews, evaluates and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

Before approving an NDA, the FDA typically will inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA, the FDA will typically inspect one or more clinical sites to assure compliance with cGCP. If the FDA determines that the application, manufacturing process or manufacturing facilities are not acceptable, it will outline the deficiencies in the submission and often will request additional testing or information. Notwithstanding the submission of any requested additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

The FDA also may require submission of a risk evaluation and mitigation strategy (REMS) plan to mitigate any identified or suspected serious risks. The REMS plan could include medication guides, physician communication plans, assessment plans, and elements to assure safe use, such as restricted distribution methods, patient registries, or other risk minimization tools.

The FDA’s Decision on an NDA

On the basis of the FDA’s evaluation of the NDA and accompanying information, including the results of the inspection of the manufacturing facilities and clinical sites, the FDA may issue an approval letter or a complete response letter. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. A complete response letter indicates that the review cycle is complete, and the application will not be approved in its present form. A complete response letter, generally outlines the deficiencies in the submission and may require substantial additional clinical or nonclinical testing or other information in order for the FDA to reconsider the application. If and when those deficiencies have been addressed to the FDA’s satisfaction in a resubmission of the NDA, the FDA will issue an approval letter. The FDA has committed to reviewing such resubmissions in two or six months of receipt depending on the type of information included. Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

If the FDA approves a product, it may limit the approved indications for use for the product, require that contraindications, warnings or precautions be included in the product labeling, require that post-approval studies be conducted to further assess the drug’s safety after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution restrictions or other risk management mechanisms, including REMS, which can materially affect the potential market and profitability of the product. After approval, the FDA may seek to prevent or limit further marketing of a product based on the results of post-market studies or surveillance programs. Some types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further testing requirements and FDA review and approval.

Orphan Drug Designation

Under the Orphan Drug Act, the FDA may grant orphan drug designation to a drug intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States, or more than 200,000 individuals in the United States and for which there is no reasonable expectation that the cost of developing and making available in the United States a drug for this type of disease or condition will be recovered from sales in the United States for that drug. Orphan drug designation entitles the applicant to incentives such as grant funding towards clinical trial costs, tax advantages, and waivers of FDA user fees. Orphan drug designation must be requested before submitting an NDA, and both the drug and the disease or condition must meet certain criteria specified in the Orphan Drug Act and FDA’s implementing regulations at 21 C.F.R. Part 316. The granting of an orphan drug designation does not alter the standard regulatory requirements and process for obtaining marketing approval.

After the FDA grants orphan drug designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. If a product that has orphan drug designation subsequently receives the first FDA approval for the disease for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other application to market the same drug for the same indication for seven years, except in very limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity or if the FDA finds that the holder of the orphan drug exclusivity has not shown that it can assure the availability of sufficient quantities of the orphan drug to meet the needs of patients with the disease or condition for which the drug was designated. Orphan drug exclusivity does not prevent the FDA from approving a different drug for the same disease or condition, or the same drug for a different disease or condition.

A designated orphan drug may not receive orphan drug exclusivity if it is approved for a use that is broader than the indication for which it received orphan designation. In addition, orphan drug exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or, as noted above, if a second applicant demonstrates that its product is clinically superior to the approved product with orphan exclusivity or the manufacturer of the approved product is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition.

Expedited Review and Accelerated Approval Programs

A sponsor may seek approval of its product candidate under programs designed to accelerate the FDA’s review and approval of NDAs. For example, Fast Track Designation may be granted to a drug intended for treatment of a serious or life-threatening disease or condition and data demonstrate its potential to address unmet medical needs for the disease or condition. Fast Track Designation applies to the combination of the product candidate and the specific indication for which it is being studied. The sponsor of a Fast Track product candidate has opportunities for more frequent interactions with the applicable FDA review team during product development and, once an NDA is submitted, the product candidate may be eligible for priority review. A Fast Track product may also be eligible for rolling review, where the FDA may consider for review sections of the NDA on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the NDA, the FDA agrees to accept sections of the NDA and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the NDA. .

In addition, the Food and Drug Administration Safety and Innovation Act of 2012 established the Breakthrough Therapy Designation. A sponsor may seek FDA designation of its product candidate as a breakthrough therapy if the drug is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The designation includes all of the Fast Track program features, as well as more intensive FDA interaction and guidance beginning as early as Phase 1 and an organizational commitment to expedite the development and review of the product candidate, including involvement of senior managers.

Any marketing application for a drug submitted to the FDA for approval, including a product candidate with a Fast Track Designation and/or Breakthrough Therapy Designation, may be eligible for other types of FDA programs intended to expedite the FDA review and approval process, such as priority review and accelerated approval. NDAs for drugs intended to treat serious or life-threatening conditions may be eligible for priority review where there is evidence that the product candidate, if approved, would provide a significant improvement in the safety or effectiveness of the treatment, diagnosis, or prevention of a serious condition.

The FDA may grant accelerated approval for an NDA if the drug treats a serious or life-threatening condition, provides a meaningful advantage over available therapies, and demonstrates an effect on either (1) a surrogate endpoint that is reasonably likely to predict clinical benefit, or (2) on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. Post-marketing studies or completion of ongoing studies after marketing approval are generally required to verify the drug’s clinical benefit in relationship to the surrogate endpoint or ultimate outcome in relationship to the clinical benefit. Products receiving accelerated approval may be subject to expedited withdrawal procedures if the sponsor fails to conduct the required post-marketing studies or if such studies fail to verify the predicted clinical benefit. In addition, the FDA currently requires as a condition for accelerated approval pre-approval of promotional materials, which could adversely impact the timing of the commercial launch of the product.

Post-approval Requirements

Drugs manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to recordkeeping, periodic reporting, product sampling and distribution, advertising and promotion and reporting of adverse experiences with the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims, are subject to prior FDA review and approval. There also are continuing, annual program fee requirements for any marketed products.

In addition, drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and state agencies and are subject to periodic unannounced inspections by the FDA and these state agencies for compliance with cGMP requirements. Changes to the manufacturing process are strictly regulated and often require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting and documentation requirements upon the sponsor and any third-party manufacturers that the sponsor may decide to use. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain cGMP compliance.

Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events or problems with manufacturing processes of unanticipated severity or frequency, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution or other restrictions under a REMS program. Other potential consequences include, among other things:

•	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

•	fines, warning letters or holds on post-approval clinical trials;

•	refusal of the FDA to approve pending NDAs or supplements to approved NDAs, or suspension or revocation of product license approvals;

•	clinical holds on ongoing or planned clinical trials;

•	product seizure or detention, or refusal to permit the import or export of products; or

•	consent decrees, corporate integrity agreements, debarment or exclusion from federal healthcare programs

•	mandated modification of promotional materials and labeling and the issuance of corrective information;

•	injunctions or the imposition of civil or criminal penalties.

The FDA strictly regulates marketing, labeling, advertising and promotion of products that are placed on the market. Drugs may be promoted only for the approved indications and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability.

In addition, the distribution of prescription pharmaceutical products is subject to the Prescription Drug Marketing Act (PDMA), which regulates the distribution of drugs and drug samples at the federal level and sets minimum standards for the registration and regulation of drug distributors by the states. Both the PDMA and state laws limit the distribution of prescription pharmaceutical product samples and impose requirements to ensure accountability in distribution.

Marketing Exclusivity

Market exclusivity provisions authorized under the FDCA can delay the submission or the approval of certain marketing applications. The FDCA provides a five-year period of non-patent marketing exclusivity within the United States to the first applicant to obtain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not approve or even accept for review an abbreviated new drug application (ANDA), or an NDA submitted under Section 505(b)(2) (505(b)(2) NDA), submitted by another company for another drug based on the same active moiety, regardless of whether the drug is intended for the same indication as the original innovative drug or for another indication, where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement to one of the patents listed with the FDA by the innovator NDA holder.

The FDCA alternatively provides three years of marketing exclusivity for an NDA, or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example new indications, dosages or strengths of an existing drug. This three-year exclusivity covers only the modification for which the drug received approval on the basis of the new clinical investigations and does not prohibit the FDA from approving ANDAs or 505(b)(2) NDAs for drugs containing the active agent for the original indication or condition of use. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to any preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

Pediatric exclusivity is another type of marketing exclusivity available in the United States. Pediatric exclusivity provides for an additional six months of marketing exclusivity attached to another period of exclusivity if a sponsor conducts clinical trials in children in response to a written request from the FDA. The issuance of a written request does not require the sponsor to undertake the described clinical trials. In addition, orphan drug exclusivity, as described above, may offer a seven-year period of marketing exclusivity, except in certain circumstances.

FDA Approval and Regulation of Companion Diagnostics

If safe and effective use of a drug candidate depends on an in vitro diagnostic, then the FDA generally will require approval or clearance of that diagnostic, known as a companion diagnostic, at the same time that the FDA approves the therapeutic product. In August 2014, the FDA issued final guidance clarifying the requirements that will apply to approval of therapeutic products and in vitro companion diagnostics. According to the guidance, if FDA determines that a companion diagnostic device is essential to the safe and effective use of a novel therapeutic product or indication, FDA generally will not approve the drug or new indication if the companion diagnostic device is not approved or cleared for that indication. Approval or clearance of the companion diagnostic device will ensure that the device has been adequately evaluated and has adequate performance characteristics in the intended population. The review of in vitro companion diagnostics in conjunction with the review of our product candidates will, therefore, likely involve coordination of review by the FDA’s Center for Drug Evaluation and Research and the FDA’s Center for Devices and Radiological Health Office of In Vitro Diagnostics and Radiological Health.

Under the FDCA, in vitro diagnostics, including companion diagnostics, are regulated as medical devices. In the United States, the FDCA and its implementing regulations, and other federal and state statutes and regulations govern, among other things, medical device design and development, preclinical and clinical testing, premarket clearance or approval, registration and listing, manufacturing, labeling, storage, advertising and promotion, sales and distribution, export and import, and post-market surveillance. Unless an exemption applies, diagnostic tests require marketing clearance or approval from the FDA prior to commercial distribution. The two primary types of FDA marketing authorization applicable to a medical device are premarket notification, also called 510(k) clearance, and premarket approval (PMA).

The PMA process, including the gathering of clinical and preclinical data and the submission to and review by the FDA, can take several years or longer. It involves a rigorous premarket review during which the applicant must prepare and provide the FDA with reasonable assurance of the device’s safety and effectiveness and information about the device and its components regarding, among other things, device design, manufacturing and labeling. PMA applications are subject to an application fee. In addition, PMAs for certain devices must generally include the results from extensive preclinical and adequate and well-controlled clinical trials to establish the safety and effectiveness of the device for each indication for which FDA approval is sought. In particular, for a diagnostic, a PMA application typically requires data regarding analytical and clinical validation studies. As part of the PMA review, the FDA will typically inspect the manufacturer’s facilities for compliance with the Quality System Regulation (QSR), which imposes elaborate testing, control, documentation and other quality assurance requirements.

PMA approval is not guaranteed, and the FDA may ultimately respond to a PMA submission with a not approvable determination based on deficiencies in the application and require additional clinical trial or other data that may be expensive and time-consuming to generate and that can substantially delay approval. If the FDA’s evaluation of the PMA application is favorable, the FDA typically issues an approvable letter requiring the applicant’s agreement to specific conditions, such as changes in labeling, or specific additional information, such as submission of final labeling, in order to secure final approval of the PMA. If the FDA’s evaluation of the PMA or manufacturing facilities is not favorable, the FDA will deny approval of the PMA or issue a not approvable letter. A not approvable letter will outline the deficiencies in the application and, where practical, will identify what is necessary to make the PMA approvable. The FDA may also determine that additional clinical trials are necessary, in which case the PMA approval may be delayed for several months or years while the trials are conducted and then the data submitted in an amendment to the PMA. If the FDA concludes that the applicable criteria have been met, the FDA will issue a PMA for the approved indications, which can be more limited than those originally sought by the applicant. The PMA can include post-approval conditions that the FDA believes necessary to ensure the safety and effectiveness of the device, including, among other things, restrictions on labeling, promotion, sale and distribution. Once granted, PMA approval may be withdrawn by the FDA if compliance with post approval requirements, conditions of approval or other regulatory standards are not maintained or problems are identified following initial marketing.

After a device is placed on the market, it remains subject to significant regulatory requirements. Medical devices may be marketed only for the uses and indications for which they are cleared or approved. Device manufacturers must also establish registration and device listings with the FDA. A medical device manufacturer’s manufacturing processes and those of its suppliers are required to comply with the applicable portions of the QSR, which cover the methods and documentation of the design, testing, production, processes, controls, quality assurance, labeling, packaging and shipping of medical devices. Domestic facility records and manufacturing processes are subject to periodic unscheduled inspections by the FDA. The FDA also may inspect foreign facilities that export products to the United States.

Review and Approval of Drug Products in the European Union

In order to market any pharmaceutical product outside of the United States, a company must also comply with numerous and varying regulatory requirements of other countries and jurisdictions governing, among other things, research and development, testing, manufacturing, quality control, safety, efficacy, clinical trials, marketing authorization, packaging, storage, record keeping, reporting, export and import, advertising and other promotional practices involving pharmaceutical products, as well as commercial sales, distribution and post-approval monitoring and reporting of our products. Whether or not it obtains FDA approval for a pharmaceutical product, the company would need to obtain the necessary approvals by the comparable foreign regulatory authorities before it can commence clinical trials or marketing of the pharmaceutical product in those countries or jurisdictions. The approval process ultimately varies between countries and jurisdictions and can involve additional product testing and additional administrative review periods. The time required to obtain approval in other countries and jurisdictions might differ from and be longer than that required to obtain FDA approval. Regulatory approval in one country or jurisdiction does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country or jurisdiction may negatively impact the regulatory process in others.

Since the United Kingdom (UK) has formally left the EU on January 31, 2020 and the transition period, during which EU pharmaceutical laws continued to apply to the United Kingdom, has expired on December 31, 2020, the EU pharmaceutical laws now only apply to the United Kingdom in respect of Northern Ireland as laid out in the Protocol on Ireland and Northern Ireland. However, the EU and the United Kingdom have concluded a trade and cooperation agreement (TCA), which is provisionally applicable since January 1, 2021. The TCA was ratified by the UK Parliament on December 30, 2020 and awaits the final agreement of the remaining 27 EU Member States.

The TCA includes provisions affecting pharmaceutical businesses (including on customs and tariffs). In addition, there are some specific provisions concerning pharmaceuticals. These include the mutual recognition of Good Manufacturing Practice (GMP) inspections of manufacturing facilities for medicinal products and GMP documents issued. The TCA does not, however, contain wholesale mutual recognition of UK and EU pharmaceutical regulations and product standards.

Since January 1, 2021, the EU laws which have been transposed into UK law through secondary legislation continue to be applicable as “retained EU law.”

Drug Development Process

Pursuant to the EU Clinical Trials Directive 2001/20/EC (Clinical Trials Directive), a system for the approval of clinical trials in the European Union has been implemented through national legislation of the EU Member States. Under this system, before a clinical trial can be initiated, an applicant must obtain approval in each EU Member State in which the clinical trial is to be conducted by two separate entities: the National Competent Authority (NCA) and one or more Ethics Committees. The NCA of the EU Member States in which the clinical trial will be conducted must authorize the conduct of the trial, and the independent Ethics Committee must grant a positive opinion in relation to the conduct of the clinical trial in the relevant EU Member State before the commencement of the trial. The EU Member States have transposed and applied the provisions of the Clinical Trials Directive in a manner that is not always uniform. This has led to variations in the rules governing the conduct of clinical trials in the individual EU Member States. The EU has, therefore, adopted Regulation (EU) No 536/2014 (Clinical Trials Regulation).

National laws, regulations, and the applicable Good Clinical Practice and Good Laboratory Practice standards must also be respected during the conduct of the trials, including the International Council for Harmonization of Technical Requirements for Pharmaceuticals for Human Use guidelines on Good Clinical Practice (GCP).

During the development of a pharmaceutical product, the European Medicines Agency (EMA) and national regulators within the EU provide the opportunity for dialogue and guidance on the development program.

Marketing Authorization Procedures

In the EU and in Iceland, Norway and Liechtenstein (together, the European Economic Area or EEA), pharmaceutical products may only be placed on the market after obtaining a Marketing Authorization (MA).

Marketing Authorizations have an initial duration of five years. After these five years, the authorization may be renewed on the basis of a reevaluation of the risk-benefit balance. Once renewed, the MA is valid for an unlimited period unless the EC or the national competent authority decides, on justified grounds relating to pharmacovigilance, to proceed with one additional five-year renewal. Applications for renewal must be made to the EMA at least nine months before the five-year period expires.

Data and Market Exclusivity in the European Union

As in the United States, it may be possible to obtain a period of market and/or data exclusivity in the European Union that would have the effect of postponing the entry into the marketplace of a competitor’s generic, hybrid or biosimilar product (even if the pharmaceutical product has already received an MA) and prohibiting another applicant from relying on the MA holder’s pharmacological, toxicological and clinical data in support of another MA for the purposes of submitting an application, obtaining MA or placing the product on the market.

New medicinal products authorized in the European Union, qualify for eight years of data exclusivity upon marketing authorization and an additional two years of market exclusivity. The overall ten-year period of market exclusivity can be extended to a maximum of eleven years if, during the first eight years of those ten years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies.

The data exclusivity period prevents generic or biosimilar applicants from relying on the preclinical and clinical trial data contained in the dossier of the reference medicinal product when applying for a generic or biosimilar marketing authorization in the European Union during a period of eight years from the date on which the reference product was first authorized in the European Union. The market exclusivity period prevents a successful generic or biosimilar applicant from commercializing its product in the European Union until 10 years have elapsed from the initial authorization of the reference product in the European Union.

Orphan Drug Designation and Exclusivity

The EMA grants Orphan Drug Designation for medicinal products intended for the treatment, prevention or diagnosis of a disease that is life-threatening or chronically debilitating, affecting not more than five in 10,000 people in the European Union and for which no satisfactory method of diagnosis, prevention or treatment of the condition concerned can be authorised, or, if such a method exists, the medicine must be of significant benefit to those affected by the condition. In addition, Orphan Drug Designation can be granted if, for economic reasons, the medicinal product would be unlikely to be developed without incentives and if there is no other satisfactory method approved in the European Union of diagnosing, preventing, or treating the condition, or if such a method exists, the proposed medicinal product is a significant benefit to patients affected by the condition. The EMA’s Committee for Orphan Medicinal Products (COMP) reassesses the Orphan Drug Designation of a product in parallel with the review for a marketing authorization; for a product to benefit from market exclusivity it must maintain its Orphan Drug Designation at the time of marketing authorization review by the EMA and approval by the EC. Additionally, any marketing authorization granted for an orphan medicinal product must only cover the therapeutic indication(s) that are covered by the Orphan Drug Designation. Upon the grant of a marketing authorization, Orphan Drug Designation provides up to ten years of market exclusivity in the orphan indication. During this ten-year period, with a limited number of exceptions, the regulatory authorities of the EU Member States and the EMA may not accept applications for marketing authorization, accept an application to extend an existing marketing authorization or grant marketing authorization for other similar medicinal products for the same therapeutic indication. Conversely, the ten year market exclusivity period may be reduced to six years if at the end of the fifth year, it is established that a product no longer fulfils the criteria for an Orphan Drug Designation.

Pediatric Development

In the EU, companies developing a new pharmaceutical product are obligated to study their product in children and must therefore submit a Pediatric Investigation Plan (PIP) together with a request for agreement to the EMA. Pharmaceutical products that are granted a marketing authorization on the basis of the pediatric clinical trials conducted in accordance with the approved PIP are eligible for a six month extension of the protection under a supplementary protection certificate (if any is in effect at the time of approval) or, in the case of orphan pharmaceutical products, a two year extension of the orphan market exclusivity is granted.

Approval and Regulation of Companion Diagnostics

In Europe, in vitro diagnostic medical devices are regulated by Directive 98/79/EC which regulates the placing on the market, the CE-marking, the essential requirements, the conformity assessment procedures, the registration obligations for manufactures and devices as well as the vigilance procedure. In vitro diagnostic medical devices must comply with the requirements provided for in the Directive, and with further requirements implemented at national level (as the case may be).

Companion diagnostics can also be considered “combination products” which are governed by a different regulatory pathway depending on the mode of action of the products. A combination medicine/device product could either be regulated as a medicinal product or a medical device based on its primary mode of action. In principle, if a medical device incorporates a substance which, if used separately, is likely to be considered as a medicinal product and act on the human body by an action ancillary to that of the device, the device must be evaluated and authorized in accordance with the medical device regulations. However, if the medicinal substance constitutes the main function of the product then the product is considered as a medicinal product. Currently, for such combination products, the manufacturer will have to consult, prior to obtaining the CE marking of the device, the EMA or NCA to obtain scientific advice on the quality and safety of the medicinal substance, including the benefit/risk profile of its incorporation into the device.

The regulation of companion diagnostics will be subject to further requirements as of the entry into force of the in-vitro diagnostic devices Regulation (No 2017/746) which introduces a new classification system for companion diagnostics which are now specifically defined as diagnostic tests that support the safe and effective use of a specific medicinal product, by identifying patients that are suitable or unsuitable for treatment. Companion diagnostics will have to undergo a conformity assessment by a notified body. Before it can issue a CE certificate, the notified body must seek a scientific opinion from the EMA on the suitability of the companion diagnostic to the medicinal product concerned if the medicinal product falls exclusively within the scope of the centralized procedure for the authorization of medicines, or the medicinal product is already authorized through the centralized procedure, or a marketing authorization application for the medicinal product has been submitted through the centralized procedure. For other substances, the notified body can seek the opinion from a NCA or the EMA.

Post-approval Regulation

Similar to the United States, both marketing authorization holders and manufacturers of pharmaceutical products are subject to comprehensive regulatory oversight by the EMA, the EC and/or the competent regulatory authorities of the EU Member States.

The holder of an EU marketing authorization for a pharmaceutical product must also comply with EU pharmacovigilance legislation and its related regulations and guidelines, which entail many requirements for conducting pharmacovigilance, or the assessment and monitoring of the safety of pharmaceutical products.

Failure by us or by any of our third-party partners, including suppliers, manufacturers and distributors to comply with EU laws and the EU Member State laws implementing Directive 2001/83/EC on pharmaceutical products for human use and other core legislation relating to pharmaceutical products, and other EU Member State laws that apply to the conduct of clinical trials, manufacturing approval, marketing authorization of pharmaceutical products and marketing of such products, both before and after grant of marketing authorization, manufacturing of pharmaceutical products, statutory health insurance, bribery and anti-corruption or with other applicable regulatory requirements may result in administrative, civil or criminal penalties. These penalties could include delays or refusal to authorize the conduct of clinical trials or to grant marketing authorization, product withdrawals and recalls, product seizures, suspension, withdrawal or variation of the marketing authorization, total or partial suspension of production, distribution, manufacturing or clinical trials, operating restrictions, injunctions, suspension of licenses, fines and criminal penalties.

Advertising and Promotion

The advertising and promotion of our products is also subject to EU laws concerning promotion of pharmaceutical products, interactions with physicians, misleading and comparative advertising and unfair commercial practices. In addition, other national legislation of individual EU Member States may apply to the advertising and promotion of pharmaceutical products and may differ from one country to another. Violations of the rules governing the promotion of pharmaceutical products in the European Union could be penalized by administrative measures, fines and imprisonment. These laws may limit or restrict the advertising and promotion of our products to the general public and may also impose limitations on its promotional activities with healthcare professionals.

Pricing and Reimbursement Environment

Even if a pharmaceutical product obtains a marketing authorization in the European Union, there can be no assurance that reimbursement for such product will be secured on a timely basis or at all. The EU Member States are free to restrict the range of pharmaceutical products for which their national health insurance systems provide reimbursement, and to control the prices and reimbursement levels of pharmaceutical products for human use. An EU Member State may approve a specific price or level of reimbursement for the pharmaceutical product, or alternatively adopt a system of direct or indirect controls on the profitability of the company responsible for placing the pharmaceutical product on the market, including volume-based arrangements, caps and reference pricing mechanisms.

To obtain reimbursement or pricing approval in some countries, including the EU Member States, we may be required to conduct studies that compare the cost-effectiveness of our product candidates to other therapies that are considered the local SOC. There can be no assurance that any country will allow favorable pricing, reimbursement and market access conditions for any of our products, or that we will be feasible to conduct additional cost-effectiveness studies, if required.

European Union Data Laws

The collection and use of personal health data and other personal information in the European Union is governed by the provisions of the General Data Protection Regulation (GDPR), which came into force in May 2018, and related implementing laws in individual EU Member States. In addition, following the United Kingdom’s formal departure from the European Union on January 31, 2020 and the end of the transition period on December 31, 2020, the United Kingdom has become a “third country” for the purposes of EU data protection law. A “third country” is a country other than the EU Member States and the three additional European Economic Area countries (Norway, Iceland and Liechtenstein) that have adopted a national law implementing the GDPR. However, the TCA includes a provision, whereby the transfer of personal data from the EU to the United Kingdom will not be considered as a transfer to a “third country” for a period of four months starting from the entry into force of the TCA. This period will be extended by two further months, unless the EU or the United Kingdom objects. Under the GDPR, personal data can only be transferred to third countries in compliance with specific conditions for cross-border data transfers. Appropriate safeguards are required to enable transfers of personal data from the EU Member States. This status has a number of significant practical consequences, in particular for international data transfers, competent supervisory authorities and enforcement of the GDPR. The GDPR increased responsibility and liability in relation to personal data that we process.

The GDPR imposes a number of strict obligations and restrictions on the ability to process (processing includes collection, analysis and transfer of) personal data, including health data from clinical trials and adverse event reporting. The GDPR also includes requirements relating to the consent of the individuals to whom the personal data relates, the information provided to the individuals prior to processing their personal data or personal health data, notification of data processing obligations to the national data protection authorities and the security and confidentiality of the personal data. The GDPR also prohibits the transfer of personal data to countries outside of the European Union that are not considered by the EU to provide an adequate level of data protection, except if the data controller meets very specific requirements. These countries include the United States, and following the end of the six month period as laid out in the TCA, it may include the United Kingdom if no adequacy decision is given prior to this. Following the Schrems II decision of the Court of Justice of the European Union on July 16, 2020, there is uncertainty as to the general permissibility of international data transfers under the GDPR. In light of the implications of this decision we may face difficulties regarding the transfer of personal data from the European Union to third countries. The European Data Protection Board has adopted draft recommendations for data controllers and processors who export personal data to third countries regarding supplementary measures to ensure compliance with the GDPR when transferring personal data outside of the EU. These recommendations were submitted to public consultation until December 21, 2020, however it is unclear when and in which form these recommendations will be published in final form.

Failure to comply with the requirements of the GDPR and the related national data protection laws of the EU Member States may result in significant monetary fines, other administrative penalties and a number of criminal offenses (punishable by uncapped fines) for organizations and in certain cases their directors and officers as well as civil liability claims from individuals whose personal data was processed. Data protection authorities from the different EU Member States may still implement certain variations, enforce the GDPR and national data protection laws differently, and introduce additional national regulations and guidelines, which adds to the complexity of processing personal data in the European Union. Guidance developed at both EU level and at the national level in individual EU Member States concerning implementation and compliance practices are often updated or otherwise revised.

There is, moreover, a growing trend towards required public disclosure of clinical trial data in the European Union which adds to the complexity of obligations relating to processing health data from clinical trials. Such public disclosure obligations are provided in the new EU Clinical Trials Regulation, EMA disclosure initiatives and voluntary commitments by industry. Failing to comply with these obligations could lead to government enforcement actions and significant penalties against us, harm to our reputation, and adversely impact our business and operating results. The uncertainty regarding the interplay between different regulatory frameworks, such as the Clinical Trials Regulation and the General Data Protection Regulation, further adds to the complexity that we face with regard to data protection regulation.

Promotional Activities

In the European Union, interactions between pharmaceutical companies and health care professionals and health care organizations, are also governed by strict laws, regulations, industry self-regulation codes of conduct and physicians’ codes of professional conduct both at EU level and in the individual EU Member States. The provision of benefits or advantages to physicians to induce or encourage the prescription, recommendation, endorsement, purchase, supply, order or use of pharmaceutical products is prohibited in the European Union. Relationships with healthcare professionals and associations are subject to stringent anti-gift statutes and anti-bribery laws, the scope of which differs across the EU. In addition, national “Sunshine Acts” may require pharmaceutical companies to report/publish transfers of value provided to health care professionals and associations on a regular (e.g. annual) basis.

Failure to comply with these requirements could result in reputational risk, public reprimands, administrative penalties, fines or imprisonment.

New Legislation and Regulations

From time to time, legislation is drafted, introduced and passed in the European Union, its Member States and other states of Europe that could significantly change the statutory provisions governing the testing, approval, manufacturing, marketing, coverage and reimbursement of pharmaceutical products. In addition to new legislation, pharmaceutical regulations and policies are often revised or interpreted by the EMA and national agencies in ways that may significantly affect our business and our products.

U.S. Pharmaceutical Coverage, Pricing and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of products approved by the FDA and other government authorities. Sales of products will depend, in part, on the extent to which the costs of the products will be covered by third-party payors, including government health programs such as, in the United States, Medicare and Medicaid, commercial health insurers and managed care organizations. The process for determining whether a payor will provide coverage for a product may be separate from the process for setting the price or reimbursement rate that the payor will pay for the product once coverage is approved. Third-party payors may limit coverage to specific products on an approved list, or formulary, which might not include all of the approved products for a particular indication.

In order to secure coverage and reimbursement for any product that might be approved for sale, a company may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of the product, in addition to the costs required to obtain FDA or other comparable regulatory approvals. A payor’s decision to provide coverage for a drug product does not necessarily imply that an adequate reimbursement rate will be approved. Third-party reimbursement may not be sufficient to maintain price levels high enough to realize an appropriate return on our investment in product development.

The containment of healthcare costs has become a priority of federal, state and foreign governments, and the prices of drugs have been a focus in this effort. Third-party payors are increasingly challenging the prices charged for medical products and services and examining the medical necessity and cost-effectiveness of medical products and services, in addition to their safety and efficacy. If these third-party payors do not consider a product to be cost effective compared to other available therapies, they may not cover the product after approval as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow a company to sell its products at a profit. Even if favorable coverage and reimbursement status is attained for one or more products that receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

The U.S. government and state legislatures have shown significant interest in implementing cost containment programs to limit the growth of government-paid health care costs, including price controls, risk sharing, restrictions on reimbursement and requirements for substitution of generic products for branded prescription drugs. Adoption of such controls and measures and tightening of restrictive policies in jurisdictions with existing controls and measures, could limit payments for pharmaceuticals. As a result, the marketability of any product which receives regulatory approval for commercial sale may suffer if the government and third-party payors fail to provide adequate coverage and reimbursement.

U.S. Healthcare Reform

In the United States, there have been, and we expect there will continue to be, a number of legislative and regulatory changes to the healthcare system. In addition, an increasing emphasis on managed care in the United States has increased and will continue to increase the pressure on drug pricing. Coverage policies, third-party reimbursement rates and drug pricing regulation may change at any time.

In particular, in March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act, or collectively, the ACA, was signed into law and contained provisions that may reduce the profitability of drug products, including, for example, increasing rebates for drugs sold to Medicaid programs, extending Medicaid rebates to Medicaid managed care plans, requiring mandatory discounts for certain Medicare Part D beneficiaries and imposing annual fees based on pharmaceutical companies’ share of sales to federal health care programs. Since its enactment, there have been judicial and Congressional challenges to certain aspects of the ACA. For example, in 2017, Congress enacted the Tax Cuts and Jobs Act, or the TCJA, which eliminated the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” On December 14, 2018, a U.S. District Court Judge in the Northern District of Texas ruled that the individual mandate is a critical and inseverable feature of the ACA, and therefore, because it was repealed as part of the TCJA, the remaining provisions of the ACA are invalid as well. On December 18, 2019, the U.S. Court of Appeals for the 5th Circuit affirmed the District Court’s decision that the individual mandate was unconstitutional but remanded the case back to the District Court to determine whether the remaining provisions of the ACA are invalid as well. The U.S. Supreme Court is currently reviewing the case, although it is unclear how and when the Supreme Court will rule. It is also unclear how other efforts, if any, to challenge, repeal or replace the ACA will impact the ACA.

Other legislative changes have been proposed and adopted since the ACA was enacted, including aggregate reductions of Medicare payments to providers of 2% per fiscal year and reduced payments to several types of Medicare providers, which will remain in effect through 2030, with the exception of a temporary suspension from May 1, 2020 through March 31, 2021 absent additional congressional action. Moreover, there has recently been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed and enacted legislation designed, among other things, to bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs and reform government program reimbursement methodologies for pharmaceutical products. Individual states in the United States have also become increasingly active in implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures and, in some cases, mechanisms to encourage importation from other countries and bulk purchasing. Furthermore, there has been increased interest by third party payors and governmental authorities in reference pricing systems and publication of discounts and list prices.

Healthcare Laws and Regulations

Healthcare providers, physicians and third-party payors will play a primary role in the recommendation and prescription of drug products that are granted marketing approval. Arrangements with healthcare providers, physicians, third-party payors and customers are subject to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell and distribute products for which we obtain marketing approval. Restrictions under applicable federal and state healthcare laws and regulations, include the following:

•

the federal healthcare Anti-Kickback Statute prohibits, among other things, persons from soliciting, offering, receiving or providing any remuneration (in cash or in kind), directly or indirectly, to induce or reward either the referral of an individual for, or the purchase, lease, order or recommendation of, any item, facility or service for which payment may be made in whole or in part under a federal healthcare program such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of this statute or specific intent to violate it in order to have committed a violation;

•

the federal Foreign Corrupt Practices Act, or FCPA, prohibits, among other things, U.S. corporations and persons acting on their behalf from offering, promising, authorizing or making payments to any foreign government official (including certain healthcare professionals in many countries), political party, or political candidate in an attempt to obtain or retain business or otherwise seek preferential treatment abroad;

•

the federal False Claims Act, which may be enforced by the U.S. Department of Justice or private whistleblowers to bring civil actions (qui tam actions) on behalf of the federal government, imposes civil penalties, as well as liability for treble damages and for attorneys’ fees and costs, on individuals or entities for knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent, making a false statement material to a false or fraudulent claim, or improperly avoiding, decreasing, or concealing an obligation to pay money to the federal government. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act;

•

the Department of Health and Human Services’ Civil Monetary Penalties authorities, which imposes administrative sanctions for, among other things, presenting or causing to be presented false claims for government payment and providing remuneration to government health program beneficiaries to influence them to order or receive healthcare items or services;

•	the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, imposes criminal and civil liability for, among other conduct, executing a scheme to defraud any healthcare benefit program and making false statements relating to healthcare matters. Similar to the U.S. federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the healthcare fraud statute implemented under HIPAA or specific intent to violate it in order to have committed a violation;

•

HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act and its implementing regulations, also imposes criminal and civil liability and penalties on those who violate requirements, including mandatory contractual terms, intended to safeguard the privacy, security, transmission and use of individually identifiable health information;

•

the federal false statements statute relating to healthcare matters prohibits falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services;

•

the federal Physician Payment Sunshine Act requires manufacturers of drugs (among other products) to report to the Centers for Medicare and Medicaid Services within the U.S. Department of Health and Human Services, or HHS, information related to payments and other transfers of value to physicians (as defined by statute), certain other healthcare providers beginning in 2022, and teaching hospitals, as well as physician ownership and investment interests in the reporting manufacturers;

•

similar state and foreign laws and regulations, such as state anti-kickback and false claims laws, may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by nongovernmental third-party payors, including private insurers;

•

certain state laws require pharmaceutical companies to comply with voluntary compliance guidelines promulgated by a pharmaceutical industry association and relevant compliance guidance issues by HHS Office of Inspector General; bar drug manufacturers from offering or providing certain types of payments or gifts to physicians and other health care providers; and/or require disclosure of gifts or payments to physicians and other healthcare providers; and

•

Various state and foreign laws also govern the privacy and security of health information in some circumstances; many of these laws differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Violation of any of such laws or any other governmental regulations that apply may result in penalties, including, without limitation, civil and criminal penalties, damages, fines, additional reporting obligations, the curtailment or restructuring of operations, exclusion from participation in governmental healthcare programs and imprisonment.

Employees and Human Capital Resources

As of                      , 2021, we had              full-time employees, of whom              were engaged in research and development activities and of whom              were engaged in general and administrative activities. None of our employees are represented by labor unions or covered by collective bargaining agreements. We consider our relationship with our employees to be good.

Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our existing and additional employees. The principal purposes of our equity incentive plans are to attract, retain and motivate selected employees and directors through the granting of stock-based compensation awards and cash-based performance bonus awards.

Property

Our corporate headquarters are located in Newark, California where we occupy approximately 3,900 square feet of office space under a lease that expires on September 30, 2024. We use these facilities for administrative purposes.

We believe these spaces to be sufficient to meet our needs for the foreseeable future and that any additional space we may require will be available on commercially reasonable terms.

Legal Proceedings

We are not currently a party to any other material legal proceedings. Regardless of outcome, litigation can have an adverse impact on us due to defense and settlement costs, diversion of management resources, negative publicity, reputational harm and other factors.

MANAGEMENT

Executive Officers, Directors and Key Employees

The following table sets forth certain information regarding our executive officers, directors and key employees as of the date of this prospectus.

Name	Age	Position
Executive Officers
Avanish Vellanki, MBA	45	Chairman, President and Chief Executive Officer
Robert Doebele, MD, PhD	49	Executive Vice President, Chief Scientific Officer
Non-Employee Directors
Franklin Berger	71	Director
Aaron Davis	42	Director
Gorjan Hrustanovic, PhD	32	Director
Tran Nguyen	47	Director
Peter Radovich	42	Director
Key Employees
Nelson Cabatuan	43	Vice President of Finance and Administration

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating and governance committee.

The following is a biographical summary of the experience of our executive officers, directors and key employees:

Executive Officers

Avanish Vellanki.    Mr. Vellanki co-founded Rain and has served as our President, Chief Executive Officer and Chairman of our Board since our founding in April 2017. Prior to founding Rain, Mr. Vellanki served as Senior Vice President and Chief Business Officer at Aptose Biosciences Inc. (Nasdaq: APTO), a biotechnology company, from November 2013 to March 2017. From August 2011 to November 2013, Mr. Vellanki served as a Senior Vice President at Wedbush Securities, Inc., an investment bank. Mr. Vellanki served as a Senior Director of Corporate Development at Proteolix, Inc., a biopharmaceutical company, from February 2009 until Proteolix’s acquisition by Onyx Pharmaceuticals, Inc., a biopharmaceutical company, in December 2009. From November 2006 to February 2009, Mr. Vellanki served as a Vice President at Citigroup, an investment bank. Mr. Vellanki began his career at Bear, Stearns & Co., an investment bank. Mr. Vellanki earned his B.A. in Biology from Carleton College, his M.B.S. in Biochemistry from the University of Minnesota and his M.B.A. from the Carlson School of Management at the University of Minnesota.

We believe Mr. Vellanki is qualified to serve on our Board because of his extensive experience in leadership and management roles at various life sciences companies.

Robert Doebele, MD, PhD.    Dr. Doebele co-founded Rain in April 2017. He has served as our Executive Vice President, Chief Scientific Officer since September 2020 and Chair of the Scientific Advisory Board since April 2017. Prior to joining Rain as Executive Vice President, Chief Scientific Officer in September 2020, Dr. Doebele was an Assistant, and then Associate, Professor of Medicine in the Division of Medical Oncology at the University of Colorado School of Medicine since July 2008. From December 2017 to September 2020, Dr. Doebele also served as the Director of the Thoracic Oncology Research Initiative at the University of Colorado Cancer Center, and was the Principal Investigator of the University of Colorado Lung Cancer Specialized Program of Research Excellence.

Dr. Doebele also serves as a Senior Editor of the AACR Clinical Cancer Research Journal. Dr. Doebele conducted his internal medicine residency and a medical oncology fellowship at the University of Chicago. Dr. Doebele earned his A.B. in Molecular Biology from Princeton University and his MD, PhD in Immunology from the University of Pennsylvania.

Non-employee Directors

Franklin Berger.    Mr. Berger has served as a member of our Board since May 2020. Mr. Berger has served as Managing Director at FMB Research LLC, a consulting firm, since June 2005. From January 2007 to June 2008, Mr. Berger worked at Sectoral Asset Management Inc., an investment management firm, as a founder of the small-cap focused NEMO Fund. Prior to that, he served at J.P. Morgan Securities, a securities brokerage company, most recently as Managing Director, Equity Research and Senior Biotechnology Analyst and served in similar capacities at investment banking firms Salomon Smith Barney and Josephthal & Co. Mr. Berger also serves on the board of directors of biotechnology companies BELLUS Health, Inc. (Nasdaq: BLU), Atreca, Inc. (Nasdaq: BCEL), ESSA Pharma Inc. (Nasdaq: EPIX), Kezar Life Sciences, Inc. (Nasdaq: KZR), Five Prime Therapeutics, Inc. (Nasdaq: FPRX) and Atea Pharmaceuticals, Inc. (Nasdaq: AVIR). Mr. Berger previously served as a member of the board of directors of Immune Design Corp., an immunotherapy company, Tocagen Inc. (Nasdaq: FBRX), a biotechnology company, and Proteostasis Therapeutics, Inc. (Nasdaq: PTI), a biopharmaceutical company. Mr. Berger earned his A.B. in International Studies and M.A. in International Economics and International Relations, both from Johns Hopkins University, and his M.B.A. from the Harvard Business School.

We believe Mr. Berger is qualified to serve on our Board because of his extensive experience in the areas of finance, business transactions and management in the life sciences sector.

Aaron Davis.    Mr. Davis has served as a member of our Board since September 2020. Mr. Davis is Co-Founder and Chief Executive Officer of Boxer Capital, LLC, the healthcare investment arm of Tavistock Group, where he has served as portfolio manager since 2005 and as Chief Executive Officer since 2012. At Boxer Capital, Mr. Davis is responsible for identifying, evaluating and structuring investment opportunities in private and public biotechnology companies. Mr. Davis serves as a member of the board of directors of BCTG Acquisition Corp. (Nasdaq: BCTG), Mirati Therapeutics, Inc. (Nasdaq: MRTX), Odonate Therapeutics, Inc. (Nasdaq: ODT), iTeos Therapeutics, Inc. (Nasdaq: ITOS) and Sojournix, Inc. and serves as the Executive Chairman of CiVi Biopharma Holdings, Inc. Prior to joining Tavistock Group, Mr. Davis worked in the Global Healthcare Investment Banking and Private Equity Groups at UBS Warburg, LLC. Mr. Davis received an M.A. degree in biotechnology from Columbia University and a B.B.A. degree in finance from Emory University.

We believe Mr. Davis’ experience serving as a director of biotechnology companies and as a manager of funds specializing in the area of life sciences qualifies him to serve on our Board of Directors.

Gorjan Hrustanovic, PhD.    Dr. Hrustanovic has served as a member of our Board since April 2018. Dr. Hrustanovic is a Managing Director at BVF Partners L.P., a biotech-focused investment fund, where he has been since September 2015. Dr. Hrustanovic also serves on the board of directors of Kymera Therapeutics, Inc. (Nasdaq: KYMR) and Olema Pharmaceuticals, Inc. (Nasdaq: OLMA), and was a board observer at 4D Molecular Therapeutics, Inc. Dr. Hrustanovic earned his B.S. in Molecular Biology and his B.S. in Management Science from the University of California, San Diego and his PhD in Cancer Biology and Cell Signaling from the University of California, San Francisco, with a primary focus on precision medicine and resistance to targeted therapies in lung cancer.

We believe Dr. Hrustanovic is qualified to serve on our Board because of his extensive leadership and investment experience in the life sciences sector and strong scientific background.

Tran Nguyen.    Mr. Nguyen has served as a member of our Board since April 2018. Mr. Nguyen has served as Chief Financial Officer of Prothena Corporation PLC, a neuroscience company, since March 2013, and as Chief Operating Officer since June 2018. From April 2010 until its sale to Pernix Therapeutics Holdings, Inc. (NYSE: PTX), a pharmaceutical company, in March 2013, Mr. Nguyen was Chief Financial Officer of Somaxon Pharmaceuticals, Inc., a specialty pharmaceutical company. From March 2009 until its sale to Ligand Pharmaceuticals Incorporated (Nasdaq: LGND), a biopharmaceutical company, in January 2010, he served as Chief Financial Officer of Metabasis Therapeutics, Inc., a biopharmaceutical company. Earlier in his career, Mr. Nguyen was a Vice President in the Healthcare Investment Banking group at Citigroup Global Markets Inc. and served in various capacities as a healthcare investment banker at Lehman Brothers, Inc. Mr. Nguyen earned his B.A. in Economics and Psychology from Claremont McKenna College and his M.B.A. from the Anderson School of Management at the University of California, Los Angeles.

We believe Mr. Nguyen is qualified to serve on our Board because of his senior management experience as well as his extensive experience in the areas of finance, financial accounting and business transactions in the healthcare industry.

Peter Radovich.    Mr. Radovich has served as a member of our Board since March 2018. Mr. Radovich has served as Chief Operating Officer of Mirum Pharmaceuticals, Inc. (Nasdaq: MIRM), a biopharmaceutical company, since April 2020. From November 2014 until April 2020, Mr. Radovich served as Senior Vice President, Operations of Global Blood Therapeutics, Inc. (Nasdaq: GBT), a biopharmaceutical company. From September 2006 to November 2014, Mr. Radovich held various roles at Onyx Pharmaceuticals, Inc., a biopharmaceutical company, including Vice President of Program Leadership and Senior Director. From 2004 to 2006, Mr. Radovich worked at Chiron Corporation (now Novartis AG), a biopharmaceutical company, in product marketing. Mr. Radovich earned his B.A. in Biology and Chemistry from Texas Christian University and his M.B.A. from Washington University.

We believe Mr. Radovich is qualified to serve on our Board because of his extensive management and operational experience in the life sciences sector.

Key Employees

Nelson Cabatuan.    Mr. Cabatuan has served as our Vice President of Finance and Administration since October 2020. Prior to joining Rain, Mr. Cabatuan served in a variety of roles at Rigel Pharmaceuticals, Inc. (Nasdaq: RIGL), a biotechnology company, including as Vice President of Finance and Principal Accounting Officer from January 2017 to October 2020, where he was responsible for accounting, financial reporting and fundraising initiatives, Financial Controller from October 2014 to December 2016, Senior Director of SEC Reporting from September 2011 to September 2014 and Senior Manager of SEC Reporting from September 2008 to September 2011. From November 2005 to September 2008, Mr. Cabatuan served as Senior Manager in Audit and Transaction Advisory Services at Grant Thornton, LLP. From November 1998 to October 2005, Mr. Cabatuan worked in Audit and Advisory Services and Business Advisory Services at Ernst & Young Philippines. Mr. Cabatuan earned his B.S. in Accountancy from the University of the City of Manila in the Philippines.

Vijaya Tirunagaru, PhD.    Dr. Tirunagaru has served as our Vice President of Biology and Non-Clinical Development since May 2018, and served as our Consultant from May 2017 to April 2018. During her service to Rain as a Consultant, Dr. Tirunagaru also served as Consultant at Sage Therapeutics, Inc. (Nasdaq: SAGE), a biopharmaceutical company. Prior to joining Rain, Dr. Tirunagaru served in a variety of roles at GVK Biosciences Private Limited, a biopharmaceutical company, including as Consultant from January 2017 to April 2017 and Associate Vice President from July 2010 to December 2016. From August 2000 to June 2010, Dr. Tirunagaru served as Principal Scientist at AstraZeneca Pharmaceuticals LP (Nasdaq: AZN). Dr. Tirunagaru was a postdoctoral fellow at University of Delaware and Wister Institute. She earned her B.Sc. in Physics, Chemistry and Zoology from Sri Venkateswara University, M.Sc. in Biochemistry from Sri Krishnadevaraya University and her PhD in Biochemistry from Centre for Cellular and Molecular Biology.

Lucio Tozzi.    Mr. Tozzi has served as our Vice President of Clinical Operations since May 2019. Prior to joining Rain, Mr. Tozzi served in a variety of roles at Protagonist Therapeutics Inc. (Nasdaq: PTGX), a biopharmaceutical company, including as Vice President of Clinical Operations from February 2017 to May 2019, and Senior Director of Clinical Operations from July 2015 to January 2017. From August 2014 to July 2015, Mr. Tozzi served as Senior Director of Clinical Operations at Astex Pharmaceuticals, Inc. (Nasdaq: ASTX), a biotechnology company. From March 2014 to August 2014, Mr. Tozzi served as Principal of Clinical Research Services at Parkwood Advisors, LLC. From August 2010 to January 2014, Mr. Tozzi served as Director of Clinical Operations at Baxter Healthcare Corporation, a healthcare company. Mr. Tozzi earned his B.Sc. in Biology from London University, and his post-graduate diploma in Marketing at the Chartered Institute of Marketing in Maidenhead, U.K.

Allan S. Wagman, PhD.    Dr. Wagman has served as our Executive Vice President of Chemistry and Manufacturing since July 2018. Prior to joining Rain, Dr. Wagman served as Head of Chemistry and CMC, and Senior Director, Chemistry, at 3-V Biosciences, Inc. (currently Sagimet Biosciences), a biotechnology company, from May 2013 to July 2018. Dr. Wagman also served as a Consultant at Facile Therapeutics, Inc., a biotechnology company, from May 2017 to July 2018. From November 2012 to October 2016, Dr. Wagman served as Science Advisor at NuPotential, Inc., a biotechnology company. From October 2012 to November 2015, Dr. Wagman served as the Acting Head of Chemistry at Blanca Pharmaceuticals, LLC, a biopharmaceutical company. From October 2006 to April 2013, Dr. Wagman held various roles at Achaogen Inc. (Nasdaq: AKAOQ), a biopharmaceutical company, including Pharmaceutical R&D Consultant and Director and Principal Scientist, Chemistry. Earlier in his career, Dr. Wagman was Principal Scientist in Novartis Institutes for BioMedical Research. Dr. Wagman was a postdoctoral associate at University of North Carolina from 1995 to 1996. He earned his B.S. in Organic Chemistry from Carnegie-Mellon University and his PhD in Organic Chemistry from the University of Texas.

Board Structure and the Role of our Board in Risk Oversight

Board Structure

Our business and affairs are managed under the direction of our Board, which currently consists of six members. Each of our current directors will continue to serve until the election and qualification of his successor, or his earlier death, resignation or removal.

The authorized number of directors is determined from time to time solely by resolution of the Board. Our amended and restated certificate of incorporation and amended and restated bylaws will provide that our directors may be removed only for cause by the affirmative vote of the holders of at least 66 2/3% of the votes that all our stockholders would be entitled to cast in an annual election of directors. In addition, only our Board will be authorized to fill vacancies and any additional directorships resulting from an increase in the authorized number of directors.

Our amended and restated certificate of incorporation will establish a classified board of directors consisting of three classes of directors, with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders to succeed the directors of the same class whose terms are then expiring, with the other classes continuing for the remainder of their respective three-year terms. The terms of the directors will expire upon the election and qualification of successor directors at the annual meeting of stockholders to be held during the years 2022 for Class I directors, 2023 for Class II directors and 2024 for Class III directors.

•	Our Class I directors will be and .

•	Our Class II directors will be and .

•	Our Class III directors will be and .

Board Leadership Structure

Our Board has designated Avanish Vellanki, our Chief Executive Officer, to serve as Chairman of the Board. Combining the roles of Chief Executive Officer and Chairman provides unified leadership whereby the person responsible for driving strategy and agenda setting at the board level is also responsible for executing on that strategy as Chief Executive Officer. As described below, in order to facilitate independent Board oversight of management, the independent directors have designated              to serve as lead independent director.

Although our bylaws do not require that we combine the Chief Executive Officer and Chairman positions, our Board believes that having the positions be combined is the appropriate leadership structure for us at this time. Our Board recognizes that, depending on future circumstances, other leadership models, such as separating the roles of Chief Executive Officer and Chairman, might be appropriate. Accordingly, our Board may periodically review its leadership structure.

Our lead independent director presides at all meetings of the Board at which the Chairman is not present, presides over executive sessions of the independent directors, which occur regularly throughout each year and otherwise as called by the lead independent director; serves as a liaison between our Chairman and our independent directors and performs such additional duties as our Board may otherwise determine and delegate.

Role of our Board in Risk Oversight

We face a number of risks, including those described under the section titled “Risk Factors” included elsewhere in this prospectus. Our Board believes that risk management is an important part of establishing, updating and executing on the company’s business strategy. Our Board, both as a whole and at the committee level, has oversight responsibility relating to risks that could affect the strategy, business objectives, compliance, operations and the financial condition and performance of the company. Our Board focuses its oversight on the most significant risks facing the company and on its processes to identify, prioritize, assess, manage and mitigate those risks. Our Board and its committees receive regular reports from members of the company’s senior management on material risks to the company, including strategic, operational, financial, legal and regulatory risks. While our Board has an oversight role, management is principally tasked with direct responsibility for managing and assessing risks and the implementation of processes and controls to mitigate their effects on the company. Our Board believes its leadership structure has not affected its administration of its risk oversight function.

Board Committees

Our Board has established an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance committee (the Governance Committee). We believe that the functioning and composition of these committees complies with the requirements of the Sarbanes-Oxley Act, the rules of Nasdaq and SEC rules and regulations that will become applicable to us upon the closing of this offering. As this is our initial public offering, we intend to comply with the requirements of Nasdaq with respect to the independence of the board and committees as they become applicable to us in accordance with the transition rules applicable to companies completing an initial public offering. Each committee has the responsibilities described below.

Audit Committee

The members of our Audit Committee are                     ,                      and                     , each of whom qualifies as an independent director for audit committee purposes, as defined under the rules of the SEC and the applicable Nasdaq listing rules and has sufficient knowledge in financial and auditing matters to serve on the audit committee.            chairs the Audit Committee. Additionally, qualifies as an “audit committee financial expert” as that term is defined in the rules and regulations established by the SEC. We are relying on the phase-in provisions of Rule 10A-3 of the Exchange Act and Nasdaq transition rules applicable to companies completing an initial public offering, and we plan to have an audit committee comprised solely of independent directors that are independent for purposes of serving on an audit committee within one year of our listing.

The primary responsibilities of our Audit Committee will be to oversee our accounting and financial reporting processes, including the audits of the financial statements, and the internal and external audit processes. The Audit Committee will also oversee the system of internal controls established by management and our compliance with legal and regulatory requirements. The Audit Committee will oversee the independent auditors, including their independence and objectivity. The Audit Committee will be empowered to retain outside legal counsel and other advisors as it deems necessary or appropriate to assist it in fulfilling its responsibilities and to approve the fees and other retention terms of the advisors.

Compensation Committee

The members of our Compensation Committee are                     ,                      and                     , each of whom qualifies as an independent director, as defined under applicable Nasdaq qualification standards, and also meets the additional, heightened independence criteria applicable to members of the Compensation Committee.              chairs the Compensation Committee. We are relying on the Nasdaq transition rules applicable to companies completing an initial public offering, and we plan to have a Compensation Committee comprised solely of independent directors that are independent for purposes of serving on a compensation committee within one year of our listing.

The primary responsibilities of our Compensation Committee will be to periodically review and approve the compensation and other benefits for our senior officers and directors. This will include reviewing and approving corporate goals and objectives relevant to the compensation of our executive officers, evaluating the performance of these officers in light of the goals and objectives and setting the officers’ compensation. Our Compensation Committee will also administer and make recommendations to the Board regarding equity incentive plans that are subject to the Board’s approval and approve the grant of equity awards under the plans.

Governance Committee

The members of our Governance Committee are                     ,                      and                     , each of whom qualifies as an independent director, as defined under applicable Nasdaq qualification standards.            chairs the Governance Committee. We are relying on the phase-in provisions of the Nasdaq transition rules applicable to companies completing an initial public offering, and we plan to have a Governance Committee comprised solely of independent directors that are independent for purposes of serving on a nominating committee within one year of our listing.

The Governance Committee will be responsible for engaging in succession planning for the Board, developing and recommending to the Board criteria for identifying and evaluating qualified director candidates and making recommendations to the Board regarding candidates for election or reelection to the Board at each annual stockholders’ meeting. In addition, the Governance Committee will be responsible for overseeing our corporate governance practices and making recommendations to the Board concerning corporate governance matters. The Governance Committee will also be responsible for making recommendations to the Board concerning the structure, composition and functioning of the Board and its committees.

Code of Conduct and Ethics

In connection with this offering, our Board intends to adopt a Code of Conduct and Ethics that establishes the standards of ethical conduct applicable to all our directors, officers and employees. It will address, among other matters, compliance with laws and policies, conflicts of interest, corporate opportunities, regulatory reporting, external communications, confidentiality requirements, insider trading, proper use of assets and how to report compliance concerns. We intend to disclose any amendments to the Code of Conduct and Ethics, or any waivers of its requirements, on our website to the extent required by applicable rules. The Audit Committee is responsible for applying and interpreting our Code of Conduct and Ethics in situations where questions are presented to it. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus.

Compensation Committee Interlocks

None of the members of our Compensation Committee has at any time during the prior three years been one of our officers or employees. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our Board or Compensation Committee.

Director Independence

In connection with this offering and our planned listing on the Nasdaq Global Market, our Board has reviewed the independence of all directors in light of each director’s (or any family member’s, if applicable) affiliations with the company and members of management, as well as significant holdings of our securities. The Board uses the definition of independence from Nasdaq listing standards to assess independence of our directors.

Nasdaq rules have objective tests and a subjective test for determining who is an “independent director.” The subjective test states that an independent director must be a person who lacks a relationship that, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The Board has not established categorical standards or guidelines to make these subjective determinations, but considers all relevant facts and circumstances. After considering the foregoing factors, our Board has determined that                     ,                     ,                      and                      qualify as “independent directors” as defined by Nasdaq rules. Avanish Vellanki is not deemed to be independent under Nasdaq rules by virtue of his employment with the company.

Subject to applicable phase-in provisions, following the effectiveness of this registration statement, the members of our Audit Committee must satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act (Rule 10A-3). In order to be considered independent for purposes of Rule 10A-3, no member of the Audit Committee may, other than in his capacity as a member of the Audit Committee, the Board or any other committee of the Board: (i) accept, directly or indirectly, any consulting, advisory or other compensatory fee from us; or (ii) directly, or indirectly through one or more intermediaries, control, be controlled by or be under common control with us.

EXECUTIVE COMPENSATION

Overview

This section describes the material elements of compensation awarded to, earned by or paid to each of our named executive officers in 2020. We are an “emerging growth company,” within the meaning of the JOBS Act and a smaller reporting company under the Exchange Act and have elected to comply with the reduced compensation disclosure requirements available to emerging growth companies under the JOBS Act. Our named executive officers for 2020 were Avanish Vellanki and Robert Doebele (the NEOs). This section also provides qualitative information regarding the manner and context in which compensation is awarded to and earned by our named executive officers and is intended to place in perspective the data presented in the tables and narrative that follow.

Our current executive compensation program is intended to align executive compensation with our business objectives and to enable us to attract, retain and reward executive officers who contribute to our long-term success. The compensation paid or awarded to our executive officers is generally based on a qualitative assessment of each individual’s performance compared against the business objectives established for the fiscal year as well as our historical compensation practices. In the case of new hire executive officers, their compensation is primarily determined based on the negotiations of the parties, as well as our historical compensation practices. For 2020, the material elements of our executive compensation program were base salary, annual cash bonuses awards and long-term equity incentives in the form of stock options.

In preparing to become a public company, we have begun a thorough review of all elements of our executive compensation program, including the function and design of our equity incentive program. We expect that our executive compensation program will evolve to reflect our status as a newly publicly traded company, while still supporting our overall business and compensation objectives. In connection with this offering, our Board has retained the services of Radford, an independent executive compensation consultant, to help advise on our post-offering executive compensation program, as described further below.

2020 Summary Compensation Table

The following table sets forth the total compensation that was awarded to, earned by or paid to our NEOs for services rendered during the year ended December 31, 2020 (the 2020 Fiscal Year).

Name and Principal Position	Year	Salary ($)	Bonus ($)(2)	Option Awards ($)(3)	All Other Compensation ($)(4)	Total ($)
Avanish Vellanki President and Chief Executive Officer	2020	393,975	200,000	123,259	11,400	728,634
Robert Doebele, M.D., Ph.D. (1) EVP, Chief Scientific Officer	2020	93,750	139,267	315,571	74,550	623,138

(1)

Dr. Doebele was appointed as our Executive Vice President, Chief Scientific Officer in October 2020. Prior to this appointment, Dr. Doebele served exclusively as a member of our Scientific Advisory Board. Following his appointment, Dr. Doebele continues to serve as Chairman of the Scientific Advisory Board.

(2)

The amount in this column includes (i) a signing bonus of $100,000 paid to Dr. Doebele in connection with his appointment, as described below under the section titled “—Narrative Disclosure to the Summary Compensation Table—Employment Agreements—Robert Doebele, M.D., Ph.D.” and (ii) annual bonuses with respect to the 2020 Fiscal Year. See the section titled “—Narrative Disclosure to the Summary Compensation Table—Annual Cash Bonuses” below for additional information regarding these awards.

(3)

The amounts in this column represent the aggregate grant date fair value of the stock options granted to each NEO during the 2020 Fiscal Year under the Rain Therapeutics Inc. Amended and Restated 2018 Stock Option/Stock Issuance Plan (the 2018 Plan), computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718. The assumptions used in calculating the grant date fair value of the stock options are set forth in Note 7 to our audited financial statements included elsewhere in this prospectus. This amount does not reflect the actual economic value that may be realized by each NEO. See the section titled “—Narrative Disclosure to the Summary Compensation Table—Stock Option Awards” below for additional information regarding these awards.

(4)

Amounts reported in the “All Other Compensation” column include matching contributions under our 401(k) plan made during the 2020 Fiscal Year and, for Dr. Doebele, consulting fees paid for his service as a member of our Scientific Advisory Board prior to his appointment as our Executive Vice President, Chief Scientific Officer.

Narrative Disclosure to Summary Compensation Table

Employment Agreements

Avanish Vellanki

We are party to an employment agreement with Mr. Vellanki effective September 10, 2020. Under his employment agreement, Mr. Vellanki is eligible to receive an annual base salary of $393,975, a target annual bonus of 40%, an option grant of 50,000 shares of common stock and participation in our employee benefit plans as in effect from time to time.

Mr. Vellanki’s employment agreement also provides for severance benefits upon certain terminations of employment, as described below under the section titled “—Additional Narrative Disclosure—Potential Payments Upon Termination or Change in Control—Employment Agreements.” Mr. Vellanki is also party to a propriety information and inventions agreement, pursuant to which he is subject to customary confidentiality, intellectual property assignment, employee non-solicitation and limited non-competition covenants.

Robert Doebele, M.D., Ph.D.

In connection with his appointment, we entered into an employment agreement with Dr. Doebele effective September 10, 2020. Under his employment agreement, Dr. Doebele is eligible to receive an annual base salary of $375,000, a target annual bonus of 35%, an option grant of 100,000 shares of common stock, a one-time signing bonus of $100,000, reimbursement of relocation expenses if he relocates to the Bay Area within 24 months of up to $25,000 and participation in our employee benefit plans as in effect from time to time. The one-time signing bonus is subject to pro-rata repayment in the event of Dr. Doebele’s resignation without good reason or termination for cause (each as defined below under the section titled “—Additional Narrative Disclosure—Potential Payments Upon Termination or Change in Control—Employment Agreements”) within 12 months following the commencement of his employment with us, and the relocation reimbursement is subject to pro-rata repayment in the event of any such terminations within 12 months following the date of Dr. Doebele’s relocation.

Dr. Doebele’s employment agreement also provides for severance benefits upon certain terminations of employment, as described below under the section titled “—Additional Narrative Disclosure—Potential Payments Upon Termination or Change in Control—Employment Agreements.” Dr. Doebele is also party to a propriety information and inventions agreement, pursuant to which he is subject to customary confidentiality, intellectual property assignment, employee non-solicitation and limited non-competition covenants.

Base Salary

We use base salaries to provide our NEOs with a fixed, base level of compensation that recognizes their experience, skills, knowledge and responsibilities. The base salaries of our NEOs during the 2020 Fiscal Year were $393,975 for Mr. Vellanki and $375,000 for Dr. Doebele.

Annual Cash Bonuses

During the 2020 Fiscal Year, we did not maintain a formal performance-bonus program. Each of our NEOs was instead eligible to receive a discretionary bonus pursuant to the terms of their respective employment agreements or offer letters. For the 2020 Fiscal Year, the target annual cash bonus for each of our NEOs was as follows:

Name	Target Annual Cash Bonus (% of Base Salary)
Avanish Vellanki	40%
Robert Doebele, M.D., Ph.D.	35%

The amount of each NEO’s target annual cash bonus that becomes earned is based on the Board’s assessment of each NEO’s individual performance as well as overall company performance. Annual bonuses with respect to the 2020 Fiscal Year were approved by the Board and paid in February 2021 in the following amounts, which for Dr. Doebele reflects a pro-rated amount measured from his appointment in October 2020:

Name	2020 Annual Cash Bonus
Avanish Vellanki	$200,000
Robert Doebele, M.D., Ph.D.	$39,267

Stock Option Awards

Historically, we have granted long-term incentive compensation under our 2018 Plan. The 2018 Plan reserves 1,232,222 shares of common stock for issuance thereunder pursuant to stock option grants and stock issuances, in each case, on the terms determined by the administrator of the 2018 Plan. Stock options granted under the 2018 Plan may be either incentive stock options or “non-qualified” stock options, and stock issuances under the 2018 Plan may be pursuant to purchases by the recipient or as a bonus for past services rendered to the company. It is expected that all outstanding awards under the 2018 Plan will remain outstanding and continue to be subject to their existing terms following the consummation of this offering; however, following the adoption of the 2021 Plan, as defined below, no additional awards will be granted under the 2018 Plan.

On November 13, 2020, each of our NEOs received a grant of stock options under the 2018 Plan which, for Mr. Vellanki vests in 48 monthly installments following the date of grant and for Dr. Doebele vests as to 25% on the first anniversary of the date of grant, with monthly vesting over the 36 months thereafter. Additionally, Dr. Doebele, as a member of our Scientific Advisory Board prior to his appointment as our Executive Vice President, Chief Scientific Officer, received a grant of stock options on June 25, 2020 which vests as to one-half on May 29, 2021 and the remainder in four equal quarterly installments thereafter.

Other Compensation Elements

We offer participation in broad-based retirement, health and welfare plans to all of our employees. We currently maintain a retirement plan intended to provide benefits under section 401(k) of the Code where employees, including the NEOs, are allowed to contribute portions of their eligible compensation to a tax-qualified retirement account. See the section titled “—Additional Narrative Disclosure—Retirement Benefits” for more information.

Outstanding Equity Awards at 2020 Fiscal Year-End

The following table reflects information regarding outstanding stock options granted under the 2018 Plan held by our NEOs as of December 31, 2020.

Name	Grant Date (1)		Option Awards
			Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)(2)	Option Expiration Date
Avanish Vellanki	11/13/2020	(3)	1,041	48,959	3.70	11/12/2030
Robert Doebele, M.D., Ph.D.	3/15/2019	(4)	13,125	1,875	3.65	3/14/2029
	8/15/2019	(5)	11,250	3,750	3.65	8/14/2029
	11/1/2019	(6)	5,000	5,000	3.65	10/31/2029
	6/25/2020	(7)	—	10,000	2.89	6/24/2030
	11/13/2020	(8)	—	100,000	3.70	11/12/2030

(1)	The outstanding options to purchase shares of our common stock held by our NEO were granted pursuant to the 2018 Plan on the date set forth in this column.
(2)	The amounts in this column represent the fair market value of a share of our common stock on the grant date, as determined by our Board.
(3)	This option vests in 48 monthly installments beginning one month following the grant date, subject to the NEO’s continued service through each vesting date.
(4)

This option, granted for Dr. Doebele’s service on our Scientific Advisory Board, vested as to one-half on February 8, 2020, with the remainder vesting in four equal quarterly installments thereafter, subject to Dr. Doebele’s continued service through each vesting date.

(5)

This option, granted for Dr. Doebele’s service on our Scientific Advisory Board, vested as to one-half on May 15, 2020, with the remainder vesting in four equal quarterly installments thereafter, subject to Dr. Doebele’s continued service through each vesting date.

(6)

This option, granted for Dr. Doebele’s service on our Scientific Advisory Board, vested as to one-half on November 13, 2020, with the remainder vesting in four equal quarterly installments thereafter, subject to Dr. Doebele’s continued service through each vesting date.

(7)

This option, granted for Dr. Doebele’s service on our Scientific Advisory Board, vests as to one-half on May 29, 2021, with the remainder vesting in four equal quarterly installments thereafter, subject to Dr. Doebele’s continued service through each vesting date.

(8)

This option vests one-fourth on November 13, 2021, with the remainder vesting in monthly installments over the 36 months thereafter, subject to Dr. Doebele’s continued service through each vesting date.

Additional Narrative Disclosure

Retirement Benefits

We have not maintained, and do not currently maintain, a defined benefit pension plan or nonqualified deferred compensation plan. Under our 401(k) plan, employees, including our NEOs, are allowed to contribute portions of their eligible compensation to a tax-qualified retirement account, and we provide safe harbor matching contributions equal to 100% of the first 3% of compensation deferred and 50% of the next 2% of compensation deferred. All matching contributions under the 401(k) plan are fully vested.

Potential Payments Upon Termination or Change in Control

Employment Agreements

Under the employment agreements with Mr. Vellanki and Dr. Doebele, upon a termination by us without cause (as defined below) or by the NEO for good reason (as defined below), the NEO is eligible to receive: (i) 1.0 times (or, for Dr. Doebele, 0.75 times) the NEO’s base salary, payable in monthly installments over 12 months (or, for Dr. Doebele, 9 months), (ii) a pro-rata portion of the annual bonus for the year of termination, and (iii) subsidized continued health coverage for up to 12 months (or, for Dr. Doebele, 9 months). However, if such termination occurs within 30 days prior or 12 months following a change in control, the NEO will instead be eligible to receive: (a) 1.5 times (or, for Dr. Doebele, 1.0 times) the sum of the NEO’s base salary and target annual bonus, payable in a lump sum, (b) a pro-rata portion of the annual bonus for the year of termination, (c) full acceleration of all outstanding equity awards, and (d) subsidized continued health coverage for up to 18 months (or, for Dr. Doebele, 12 months). Severance under the employment agreements is subject to the NEO’s timely execution and non-revocation of release of claims in favor of the company.

Additionally, the employment agreements with Mr. Vellanki and Dr. Doebele provide that upon the NEO’s termination as a result of death or disability, the NEO or his estate will receive a pro-rata portion of the annual bonus for the year of termination.

For purposes of Mr. Vellanki’s and Dr. Doebele’s employment agreements:

•

Cause means the NEO’s (i) indictment for, conviction of, or plea of nolo contendere to a felony or crime involving moral turpitude, (ii) willful malfeasance or willful misconduct that is materially demonstrably injurious to the company, (iii) act of fraud in the performance of the NEO’s duties, or (iv) material breach of any agreement with the company or of our material policies.

•

Change in control means (i) any person or group becomes a beneficial owner of more than 50% of the voting stock of the company, (ii) transfer of all or substantially all of the company’s assets other than to an entity owned, directly or indirectly, by the shareholders of the company prior to such transfer in substantially the same proportion, or (iii) any merger, reorganization, consolidation or similar transaction unless, immediately after such transaction, the shareholders of the company immediately prior to such transaction hold, directly or indirectly, more than 50% of the voting stock of the company (or its ultimate parent company).

•

Good reason means the occurrence of any of the following with the NEO’s consent: (i) failure by the company to pay the NEO’s base salary or annual bonus when due, (ii) reduction in the NEO’s base salary or target annual bonus, (iii) diminution in the NEO’s title or substantial and sustained diminution in the NEO’s duties, or (iv) a required relocation by more than 25 miles, in each case, subject to standard notice and cure provisions.

2021 Equity Incentive Plan

In advance of the offering, we expect to adopt the Rain Therapeutics Inc. 2021 Equity Incentive Plan (the 2021 Plan). The purpose of the 2021 Plan is to promote and closely align the interests of our employees, officers, non-employee directors, and other service providers and our stockholders by providing stock-based compensation and other performance-based compensation. The objectives of the 2021 Plan are to attract and retain the best available personnel for positions of substantial responsibility and to motivate participants to optimize the profitability and growth of Rain through incentives that are consistent with our goals and that link the personal interests of participants to those of our stockholders. The 2021 Plan will allow for the grant of stock options, both incentive stock options and “non-qualified” stock options; stock appreciation rights (SARs), alone or in conjunction with other awards; restricted stock and restricted stock units (RSUs); incentive bonuses, which may be paid in cash, stock, or a combination thereof; and other stock-based awards. We refer to these collectively herein as Awards.

The following description of the 2021 Plan is not intended to be complete and is qualified in its entirety by the complete text of the 2021 Plan, a copy of which will be filed as an exhibit to the registration statement of which this prospectus forms a part. Stockholders and potential investors are urged to read the 2021 Plan in its entirety. Any capitalized terms which are used in this summary description but not defined here or elsewhere in this prospectus have the meanings assigned to them in the 2021 Plan.

Administration

The 2021 Plan will be administered by the Compensation Committee, or such other committee designated by our Board to administer the plan, which we refer to herein as the Administrator. The Administrator will have broad authority, subject to the provisions of the 2021 Plan, to administer and interpret the 2021 Plan and Awards granted thereunder. All decisions and actions of the Administrator will be final.

Stock Subject to 2021 Plan

The maximum number of shares that may be issued under the 2021 Plan will not exceed              shares (the Share Pool); however, the Share Pool will be increased on January 1 of each calendar year beginning in 2022 by a number of shares equal to 4% of the outstanding shares of common stock on such date. The Share Pool is subject to certain adjustments in the event of a change in our capitalization. Shares of common stock issued under the 2021 Plan may be either authorized and unissued shares or previously issued shares acquired by us. On termination or expiration of an Award under the 2021 Plan, in whole or in part, the number of shares of common stock subject to such Award but not issued thereunder or that are otherwise forfeited back to Rain will again become available for grant under the 2021 Plan. Additionally, shares retained or withheld in payment of any exercise price, purchase price or tax withholding obligation of an Award will again become available for grant under the 2021 Plan.

Limits on Non-Employee Director Compensation

Under the 2021 Plan, the aggregate dollar value of all cash and equity-based compensation (whether granted under the Plan or otherwise) to our non-employee directors for services in such capacity shall not exceed $             during any calendar year. However, during the calendar year in which a non-employee director first joins our Board or during any calendar year in which a non-employee director serves as chairman or lead director, such aggregate limit shall instead be $             .

Types of Awards

Stock Options

All stock options granted under the 2021 Plan will be evidenced by a written agreement with the participant, which provides, among other things, whether the option is intended to be an incentive stock option or a non-qualified stock option, the number of shares subject to the option, the exercise price, exercisability (or vesting), the term of the option, which may not generally exceed ten years, and other terms and conditions. Subject to the express provisions of the 2021 Plan, options generally may be exercised over such period, in installments or otherwise, as the Administrator may determine. The exercise price for any stock option granted may not generally be less than the fair market value of the common stock subject to that option on the grant date. The exercise price may be paid in cash or such other method as determined by the Administrator, including an irrevocable commitment by a broker to pay over such amount from a sale of the shares issuable under an option, the delivery of previously owned shares or withholding of shares deliverable upon exercise. Other than in connection with a change in our capitalization, we will not, without stockholder approval, reduce the exercise price of a previously awarded option, and at any time when the exercise price of a previously awarded option is above the fair market value of a share of common stock, we will not, without stockholder approval, cancel and re-grant or exchange such option for cash or a new Award with a lower (or no) exercise price.

Stock Appreciation Rights

SARs may be granted alone or in conjunction with all or part of a stock option. Upon exercising a SAR, the participant is entitled to receive the amount by which the fair market value of the common stock at the time of exercise exceeds the exercise price of the SAR. This amount is payable in common stock, cash, restricted stock, or a combination thereof, at the Administrator’s discretion.

Restricted Stock and RSUs

Awards of restricted stock consist of shares of stock that are transferred to the participant subject to restrictions that may result in forfeiture if specified conditions are not satisfied. RSUs result in the transfer of shares of cash or stock to the participant only after specified conditions are satisfied. The Administrator will determine the restrictions and conditions applicable to each award of restricted stock or RSUs, which may include performance vesting conditions.

Incentive Bonuses

Each incentive bonus will confer upon the participant the opportunity to earn a future payment tied to the level of achievement with respect to one or more performance criteria established for a specified performance period. The Administrator will establish the performance criteria and level of achievement versus these criteria that will determine the threshold, target, and maximum amount payable under an incentive bonus, which criteria may be based on financial performance and/or personal performance evaluations. Payment of the amount due under an incentive bonus may be made in cash or shares, as determined by the Administrator.

Other Stock-Based Awards

Other stock-based awards are Awards denominated in or payable in, valued in whole or in part by reference to, or otherwise based on or related to, the value of stock.

Performance Criteria

The Administrator may specify certain performance criteria which must be satisfied before Awards will be granted or will vest. The performance goals may vary from participant to participant, group to group, and period to period.

Transferability

Awards generally may not be sold, transferred for value, pledged, assigned or otherwise alienated or hypothecated by a participant other than by will or the laws of descent and distribution, and each option or SAR may be exercisable only by the participant during his or her lifetime.

Amendment and Termination

Our Board has the right to amend, alter, suspend or terminate the 2021 Plan at any time, provided certain enumerated material amendments may not be made without stockholder approval. No amendment or alteration to the 2021 Plan or an Award or Award agreement will be made that would materially impair the rights of the holder, without such holder’s consent; however, no consent will be required if the Administrator determines in its sole discretion and prior to the date of any change in control that such amendment or alteration either is required or advisable in order for us, the 2021 Plan or such Award to satisfy any law or regulation or to meet the requirements of or avoid adverse financial accounting consequences under any accounting standard, or is not reasonably likely to significantly diminish the benefits provided under such Award, or that any such diminishment has been adequately compensated. The 2021 Plan is expected to be adopted by our Board and our sole stockholder in connection with this offering and will automatically terminate, unless earlier terminated by our Board, ten years after such approval by our Board.

2021 Employee Stock Purchase Plan

In advance of the offering, we expect to adopt the Rain Therapeutics Inc. 2021 Employee Stock Purchase Plan (the ESPP). The purpose of the ESPP is to encourage and enable our eligible employees to acquire a proprietary interest in us through the ownership of our common stock. A maximum of              shares may be purchased under the ESPP. The ESPP, and the rights of participants to make purchases thereunder, is intended to qualify under the provisions of Sections 421 and 423 of the Code.

The following description of the ESPP is not intended to be complete and is qualified in its entirety by the complete text of the ESPP, a copy of which will be filed as an exhibit to the registration statement of which this prospectus forms a part. Stockholders and potential investors are urged to read the ESPP in its entirety. Any capitalized terms which are used in this summary description but not defined here or elsewhere in this prospectus have the meanings assigned to them in the ESPP.

Administration

The ESPP is administered by the Compensation Committee or another committee designated by our Board to administer the plan, which we refer to herein as the ESPP Administrator. All questions of interpretation of the ESPP are determined by the ESPP Administrator, whose decisions are final and binding upon all participants. The ESPP Administrator may delegate its responsibilities under the ESPP to one or more other persons.

Eligibility; Participation

Each employee is eligible to participate in the ESPP. The first offering period will run for      months, with subsequent offering periods lasting for months, unless otherwise determined by the ESPP Administrator. Each offering period will contain successive month purchase periods.

An eligible employee may begin participating in the ESPP effective at the beginning of an offering period or any purchase periods within an offering period. Once enrolled in the ESPP, a participant is able to purchase our common shares with payroll deductions at the end of the applicable offering period. Once an offering period is over, a participant is automatically enrolled in the next offering period unless the participant chooses to withdraw from the ESPP.

Purchase Price

The price per share at which shares are purchased under the ESPP is determined by the ESPP Administrator, but in no event will be less than 85% of the fair market value of the common stock on the first or the last day of the offering period, whichever is lower. A participant may designate payroll deductions to be used to purchase shares equal to at least $             and a maximum of the percentage

of the participant’s compensation set by the ESPP Administrator (which rate may be changed from time to time, but in no event shall be greater than %). A participant may only change the percentage of compensation that is deducted to purchase shares under the ESPP (other than to withdraw entirely from the ESPP) effective at the beginning of an offering period. At the end of each offering period, unless the participant has withdrawn from the ESPP, payroll deductions are applied automatically to purchase common shares at the price described above. The number of shares purchased is determined by dividing the payroll deductions by the applicable purchase price.

Adjustments

In the event of any reorganizations, recapitalizations, stock splits, reverse stock splits, stock dividends, extraordinary dividends or distributions or similar events, the ESPP Administrator will appropriately adjust the number and class of shares available under the ESPP and the applicable purchase price of such shares.

Limitations on Participation

A participant is not permitted to purchase shares under the ESPP if the participant would own common stock possessing 5% or more of the total combined voting power or value of equity interests. A participant is also not permitted to purchase common stock with a fair market value in excess of $25,000 in any one calendar year (or more than              shares in any purchase period). A participant does not have the rights of a shareholder until the shares are actually issued to the participant.

Transferability

Rights to purchase common stock under the ESPP may not be transferred by a participant and may be exercised during a participant’s lifetime only by the participant.

Amendment and Termination

The ESPP will become effective when it is approved by our sole stockholder prior to the completion of the offering described herein in accordance with applicable law. Our Board may amend, alter or discontinue the ESPP in any respect at any time; however, stockholder approval is required for any amendment that would increase the number of shares reserved under the ESPP other than pursuant to an adjustment as provided in the ESPP or materially change the eligibility requirements to participate in the ESPP.

Director Compensation

During the 2020 Fiscal Year, the only compensation paid to our independent, non-employee directors for their service as members of our Board was the grant of stock options under our 2018 Plan, as no cash compensation was paid to any such directors during the 2020 Fiscal Year. On February 28, 2020, our independent, non-employee directors each received a stock option grant to purchase 46,000 shares of common stock which vests in 12 equal monthly installments over the one-year period following January 1, 2020, subject to the director’s continued service through each vesting date.

Additionally, we reimburse our non-employee directors for reasonable travel and out-of-pocket expenses incurred in connection with attending meetings of our Board and its committees. Mr. Vellanki did not receive any additional compensation for his service as a member of our Board during the 2020

Fiscal Year. The table below describes the compensation provided to our independent, non-employee directors during the 2020 Fiscal Year.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(2)	Total ($)
Franklin Berger (1)	—	—	—
Aaron Davis (1)	—	—	—
Gorjan Hrustanovic (1)	—	—	—
Tran Nguyen	—	99,162	99,162
Peter Radovich	—	99,162	99,162

(1)	Messrs. Berger, Davis and Hrustanovic did not receive any compensation for their service as members of our Board during the 2020 Fiscal Year.
(2)

The amounts in this column represent the aggregate grant date fair value of the stock options granted to each non-employee director during the 2020 Fiscal Year under the 2018 Plan, computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718. The assumptions used in calculating the grant date fair value of the stock options are set forth in Note 7 to our audited financial statements included elsewhere in this prospectus. As of December 31, 2020, the following outstanding stock options were held by our non-employee directors: (i) for Mr. Nguyen, options to purchase 61,000 shares of common stock and (ii) for Mr. Radovich, options to purchase 61,000 shares of common stock.

Following this offering, we expect to adopt a director compensation program pursuant to which we expect to pay cash retainers, additional payments for serving on or as the chairperson of committees of our Board, and annual equity incentive awards. In addition, we expect that our director compensation program will provide each director with reimbursement for reasonable travel and miscellaneous expenses incurred in attending meetings and activities of our Board and its committees.

PRINCIPAL STOCKHOLDERS

The following table presents information regarding beneficial ownership of our equity interests as of                     , 2021 by:

•	each stockholder or group of stockholders known by us to be the beneficial owner of more than 5% of our outstanding equity interests (5% and Greater Stockholders);

•	each of our directors;

•	our NEOs; and

•	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC, and thus represents voting or investment power with respect to our securities as of                     , 2021. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days after                     , 2021 through the exercise of any stock option, warrants or other rights. Unless otherwise indicated below, to our knowledge and subject to applicable community property rules, the persons and entities named in the table have sole voting and sole investment power with respect to all equity interests beneficially owned, subject to community property laws where applicable. Unless otherwise indicated, the address of each individual listed in this table is 8000 Jarvis Avenue, Suite 204, Newark, California 94560.

The percentage ownership information shown in the column titled “Shares Beneficially Owned Prior to the Offering” in the table below is based on             shares of our common stock outstanding as of                    , 2021. The percentage ownership information shown in the column titled “Shares Beneficially Owned After the Offering” in the table below is             based on shares of our common stock outstanding after this offering, assuming             shares of common stock being sold in this offering. Shares of our common stock that a person has the right to acquire within 60 days after                    , 2021 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and executive officers as a group.

Percentage of Shares Beneficially Owned
Name and Address of Beneficial Owner	Shares Beneficially Owned	Before the Offering		After the Offering
5% and Greater Stockholders
			%		%
			%		%
			%		%
			%		%
			%		%
			%		%
			%		%
Named Executive Officer and Directors			%		%
Avanish Vellanki			%		%
Franklin Berger			%		%
Aaron Davis			%		%
Gorjan Hrustanovic, PhD			%		%
Tran Nguyen			%		%
Peter Radovich			%		%
Robert Doebele, MD, PhD			%		%
All Executive Officers and Directors as a group (7 persons)			%		%

*	Represents beneficial ownership of less than one percent.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The following is a summary of each transaction or series of similar transactions since January 1, 2018, or any currently proposed transaction, to which we were or are a party in which:

•	the amount involved exceeded or exceeds $120,000; and

•

any of our directors or executive officers, any holder of 5% of any class of our voting capital stock or any member of his or her immediate family had or will have a direct or indirect material interest.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to such securities.

Related Party Transactions

Preferred Stock Financings

Series A Convertible Preferred Stock Financing

In April 2018, with a subsequent closing in December 2018, we completed a preferred stock financing and issued and sold an aggregate of 3,731,208 shares of our Series A convertible preferred stock at a purchase price of $5.2632 per share. We issued and sold the shares of Series A convertible preferred stock pursuant to a preferred stock purchase agreement entered into with certain investors, for an aggregate purchase price of approximately $19.4 million, composed of approximately $18.4 million in cash and $1.0 million pursuant to the conversion of our convertible promissory notes. Each share of our Series A convertible preferred stock is convertible into one share of common stock. The following table summarizes purchases of our Series A convertible preferred stock by related persons:

Participant	Shares of Series A Convertible Preferred Stock	Cancellation of Indebtedness*	Cash Purchase Price
Entities affiliated with Biotechnology Value Fund	2,089,983	$—	$10,999,999
Perceptive Advisors	949,992	$—	$4,999,998
Franklin Berger	189,998	$—	$999,997
Avanish Vellanki	12,108	$50,979	$—

*	All principal due and accrued interest were converted into shares of Series A convertible preferred stock.

Series B Convertible Preferred Stock Financing

In September 2020, we completed a preferred stock financing and issued and sold an aggregate of 12,542,198 shares of our Series B convertible preferred stock at a purchase price of $5.97 per share. We issued and sold the shares of Series B convertible preferred stock pursuant to a preferred stock purchase agreement entered into with certain investors, for an aggregate purchase price of approximately $72.6 million, composed of approximately $63.5 million in cash and $9.1 million pursuant to the conversion of our convertible promissory notes. Each share of our Series B convertible preferred stock is convertible into one share of common stock. The following table summarizes purchases of our Series B convertible preferred stock by related persons:

Participant	Shares of Series B Convertible Preferred Stock	Cancellation of Indebtedness*	Cash Purchase Price
Entities affiliated with Biotechnology Value Fund	2,203,502	$5,723,940	$5,999,999
Entities affiliated with Cormorant Capital	2,512,561	$—	$14,999,989
Entities affiliated with Boxer Capital	3,350,083	$—	$19,999,996
Samsara BioCapital, L.P.	1,256,281	$—	$7,499,998
Perceptive Advisors	1,195,792	$1,711,112	$4,999,994

*	All principal due and accrued interest were converted into shares of Series B convertible preferred stock.

Convertible Note Financings

2019 Notes

In October 2019, we issued and sold to certain existing investors an aggregate principal amount of $2.5 million in convertible promissory notes (the 2019 Notes). The 2019 Notes accrued interest at a rate of 5% per annum. The 2019 Notes, including an aggregate of approximately $114,000 in accrued interest thereon, were automatically converted into shares of our Series B convertible preferred stock in the Series B convertible preferred stock financing described above.

2020 Notes

In June 2020, we issued and sold to certain existing investors an aggregate principal amount of $6.4 million in convertible promissory notes (the 2020 Notes). The 2020 Notes accrued interest at a rate of 5% per annum. The 2020 Notes, including an aggregate of approximately $53,000 in accrued interest thereon, were automatically converted into shares of our Series B convertible preferred stock in the Series B convertible preferred stock financing described above.

Amended and Restated Investors’ Rights Agreement

We are party to an amended and restated investors’ rights agreement, effective as of September 2, 2020 (the IRA), with the holders of our convertible preferred stock. The IRA provides certain holders of our capital stock with certain registration rights, including the right to demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing. In addition to registration rights, the IRA provides for certain information rights, a right of first offer and a market stand-off provision imposing restrictions on the ability of the parties thereto to offer, sell or transfer our equity securities for a period of 180 days following the date of this offering. The IRA will terminate pursuant to its terms immediately prior to the completion of this offering, other than those provisions relating to registration rights, which will terminate no later than three years after the completion of this offering, the closing of a deemed liquidation event (as defined in our amended and restated certificate of incorporation) or, with respect to any particular holder, at such time that such holder can sell its shares, under Rule 144 or another similar exemption under the Securities Act, during any three-month period without registration. See the section titled “Description of Capital Stock—Registration Rights.”

Amended and Restated Voting Agreement

We are party to an amended and restated voting agreement, effective as of September 2, 2020 (the Voting Agreement), under which the holders of our convertible preferred stock and certain other holders of our capital stock, which such holders are referred to as the Key Holders, have agreed to vote in a certain way on certain matters, including with respect to the election of our directors. All of our current directors were elected pursuant to the terms of this agreement. The Voting Agreement will terminate immediately prior to the completion of this offering.

Amended and Restated Right of First Refusal and Co-Sale Agreement

We are party to an amended and restated right of first refusal and co-sale agreement, effective as of September 2, 2020 (the ROFR Agreement), with the holders of our convertible preferred stock and certain other holders of our capital stock, which such holders are referred to as the Key Holders, pursuant to which we have a right of first refusal on certain transfers of our shares by the Key Holders, holders of our convertible preferred stock have a secondary right of first refusal on such transfers and such convertible preferred stock holders have a right of co-sale in respect of such transfers. The ROFR Agreement will terminate upon the completion of this offering.

Employment Agreements

We have entered into employment agreements with our named executive officers. For more information regarding the agreements with our named executive officers, see the section titled “Executive Compensation—Narrative Disclosure to Summary Compensation Table—Employment Agreements.”

Director Compensation

See the section titled “Executive Compensation—Director Compensation” for information regarding compensation of our directors.

Indemnification Agreements

In connection with this offering, we will enter into agreements to indemnify our directors and executive officers. These agreements will, among other things, require us to indemnify these individuals for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts reasonably incurred by such person in any action or proceeding, including any action by or in our right, on account of any services undertaken by such person on behalf of our company or that person’s status as a member of our Board to the maximum extent allowed under Delaware law.

Stock Option Grants to Executive Officers and Directors

We have granted stock options to our executive officers and certain of our directors as more fully described in the sections titled “Executive Compensation” and “Executive Compensation—Director Compensation.”

Related Party Transaction Policy

Prior to this offering, we did not have a formal policy regarding approval of transactions with related parties. To date, all transactions with related parties have been approved by the directors not interested in the transaction pursuant to Section 144(a)(1) of the Delaware General Corporation Law. We will adopt a related party transaction policy that sets forth our procedures for the identification, review, consideration and approval or ratification of related person transactions. The policy will become effective upon effective immediately prior to the listing of our common stock on the Nasdaq Global Market. For purposes of our policy only, a related person transaction is a transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we and any related person are, were or will be participants in which the amount involved exceeds $100,000. A related person is any executive officer, director or beneficial owner of more than 5% of any class of our voting securities, including any of their immediate family members and any entity owned or controlled by such persons. Transactions involving compensation for services provided to us as an employee or director, among other limited exceptions, are deemed to have standing pre-approval by the Audit Committee but may be specifically reviewed if appropriate in light of the facts and circumstances.

Under the policy, if a transaction has been identified as a related party transaction, including any transaction that was not a related party transaction when originally consummated or any transaction that was not initially identified as a related party transaction prior to consummation, our management must present information regarding the related party transaction to our Audit Committee for review, consideration and approval or ratification. The presentation must include a description of, among other matters, the material facts, the interests, direct and indirect, of the related persons, the benefits to us of the transaction and whether the transaction is on terms that are comparable to the terms available to or from, as the case may be, an unrelated third party or to or from employees generally. Under the policy, we will collect information that we deem reasonably necessary from each director, executive officer and, to the extent feasible, significant stockholder to enable us to identify any existing or potential related party transactions and to effectuate the terms of the policy. In addition, under our Code of Business Conduct and Ethics, our employees and directors have an affirmative responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest. In considering related party transactions, our Audit Committee will take into account the relevant available facts and circumstances including, but not limited to:

•	the risks, costs and benefits to us;

•	the impact on a director’s independence in the event that the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

•	the availability of other sources for comparable services or products; and

•	the terms available to or from, as the case may be, unrelated third parties or to or from employees generally.

The policy requires that, in determining whether to approve, ratify or reject a related party transaction, our Audit Committee must consider, in light of known circumstances, whether the transaction is in, or is not inconsistent with, our best interests and those of our stockholders, as our Audit Committee determines in the good faith exercise of its discretion.

The transactions described above were consummated prior to our adoption of the formal, written policy described above, and, accordingly, the foregoing policies and procedures were not followed with respect to these transactions.

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of the material terms of our capital stock, as well as other material terms of our amended and restated certificate of incorporation and amended and restated bylaws, as each will be in effect upon the closing of this offering, and certain provisions of Delaware law. This summary does not purport to be complete and is qualified in its entirety by the provisions of our certificate of incorporation and bylaws, copies of which will be filed with the SEC as exhibits to the registration statement, of which this prospectus forms a part.

Upon the filing of our amended and restated certificate of incorporation, our authorized capital stock will consist of              shares of common stock, $0.001 par value per share, and             shares of “blank check” preferred stock, $0.001 par value per share.

As of                      , 2021, after giving effect to the automatic conversion of all of our outstanding shares of convertible preferred stock into an aggregate of 16,273,406 shares of our common stock upon the closing of this offering, there would have been             shares of common stock issued and outstanding, held of             record by             stockholders.

Common Stock

Our amended and restated certificate of incorporation will authorize the issuance of up to              shares of our common stock. All outstanding shares of our common stock are validly issued, fully paid and nonassessable, and the shares of our common stock to be issued in connection with this offering will be validly issued, fully paid and nonassessable.

The holders of our common stock will be entitled to one vote per share on all matters submitted to a vote of stockholders, and our amended and restated certificate of incorporation will not provide for cumulative voting in the election of directors. The holders of our common stock will receive ratably any dividends declared by our Board out of funds legally available therefor. In the event of our liquidation, dissolution or winding-up, the holders of our common stock will be entitled to share ratably in all assets remaining after payment of or provision for any liabilities.

Preferred Stock

As of                      , 2021, there are 16,273,406 shares of our convertible preferred stock outstanding, which will convert into 16,273,406 shares of our common stock upon the closing of this offering.

Upon completion of this offering, all of our previously outstanding shares of convertible preferred stock will have been converted into shares of our common stock and we will have no shares of convertible preferred stock outstanding. Under the terms of our amended and restated certificate of incorporation, our Board will have the authority, without further action by our stockholders, to issue up to              shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the dividend, voting and other rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.

Our Board may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control and may adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plans to issue any shares of preferred stock.

Registration Rights

We are party to the IRA, which provides that the holders of              shares of our common stock, including those issuable upon the conversion of our convertible preferred stock, have certain registration rights described below. The registration of shares of our common stock pursuant to the exercise of registration rights described below would enable holders to sell these shares without restriction under the Securities Act when the registration statement is declared effective. We will pay all expenses related to any demand, piggyback or Form S-3 registration described below, with the exception of underwriting discounts and commissions.

The registration rights described below will expire upon the earliest to occur of: (i) three years after the completion of this offering; (ii) the closing of a deemed liquidation event (as defined in our amended and restated certificate of incorporation) or (iii), with respect to any particular holder, at such time that such holder can sell its shares, under Rule 144 or another similar exemption under the Securities Act, during any three-month period without registration.

Demand Registration Rights

The holders of registrable securities are entitled to certain demand registration rights. At any time after the earlier of (i) five years after the date of the IRA or (ii) 180 days following the effective date of the registration statement of which this prospectus forms a part, holders who are major investors and hold a majority of the registrable securities then outstanding may request that we register at least 40% of the registrable securities then outstanding.

Piggyback Registration Rights

Subject to certain specified exceptions, if we propose to register any of our securities under the Securities Act either for our own account or for the account of other stockholders, the holders of shares having registration rights are entitled to notice and certain “piggyback” registration rights allowing them to include their shares in our registration statement. These registration rights are subject to specified conditions and limitations, including the right of the underwriters, in their sole discretion, to limit the number of shares included in any such offering under certain circumstances, but not below 30% of the total amount of securities included in such offering, unless such offering is the initial public offering.

Form S-3 Registration Rights

At any time after we are qualified to file a registration statement on Form S-3, and subject to limitations and conditions, holders who are major investors and hold at least 30% of the registrable securities then outstanding may make a written request that we prepare and file a registration statement on Form S-3 under the Securities Act covering their shares, so long as the aggregate price to the public, net of the underwriters’ discounts and commissions, is at least $5,000,000. We will prepare and file the Form S-3 registration statement as requested, unless, in the good faith judgment of our Board, such registration would be materially detrimental to the company and its stockholders and filing should be deferred. We may defer only once in any 12-month period, and such deferral shall not exceed 90 days after receipt of the request. In addition, we are not obligated to prepare or file any of these registration statements (i) within 30 days before or 90 days after the effective date of a registration statement pursuant to demand or piggyback registration rights or (ii) if two of these registrations have been completed within any 12-month period.

Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation, Amended and Restated Bylaws and Delaware Law

Our amended and restated certificate of incorporation and our amended and restated bylaws, each to be in effect upon the closing of this offering, will include a number of provisions that may have the effect of delaying, deferring or preventing another party from acquiring control of us and encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our Board rather than pursue non-negotiated takeover attempts.

•

Issuance of undesignated preferred stock:    Under our amended and restated certificate of incorporation, our Board will have the authority, without further action by the stockholders, to issue up to             shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our Board. The existence of authorized but unissued shares of preferred stock enables our Board to make it more difficult to attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

•

Classified board:    Our amended and restated certificate of incorporation will establish a classified Board consisting of three classes of directors, with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders to succeed the directors of the same class whose terms are then expiring, with the other classes continuing for the remainder of their respective three-year terms. This provision may have the effect of delaying a change in control of our Board.

•

Election and removal of directors and board vacancies:    Our amended and restated certificate of incorporation will provide that directors will be elected by a plurality vote. Our amended and restated certificate of incorporation and amended and restated bylaws will also provide that our Board has the right to increase or decrease the size of the Board and to fill vacancies on the Board. Directors may be removed only for cause by the affirmative vote of the holders of at least 66 2/3% of the votes that all our stockholders would be entitled to cast in an annual election of directors. Only our Board will be authorized to fill vacant directorships. In addition the number of directors constituting our Board may be set only by resolution adopted by a majority vote of the directors then in office. These provisions prevent stockholders from increasing the size of our Board and gaining control of our Board by filling the resulting vacancies with its own nominees.

•

Requirements for advance notification of stockholder nominations and proposals:    Our amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors that specify certain requirements as to the timing, form and content of a stockholder’s notice. Business that may be conducted at an annual meeting of stockholders will be limited to those matters properly brought before the meeting. These provisions may make it more difficult for our stockholders to bring matters before our annual meeting of stockholders or to nominate directors at annual meetings of stockholders.

•

No written consent of stockholders:    Our amended and restated certificate of incorporation will provide that all stockholder actions be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting. This limit may lengthen the amount of time required to take stockholder actions and would prevent the amendment of our amended and restated bylaws or removal of directors by our stockholders without holding a meeting of stockholders.

•

No stockholder ability to call special meetings:    Our amended and restated certificate of incorporation and amended and restated bylaws will provide that only our Board may be able to call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders.

•

Amendments to certificate of incorporation and bylaws:    Any amendment to our amended and restated certificate of incorporation will be required to be approved by a majority of our Board as well as, if required by law or the our amended and restated certificate of incorporation, a majority of the outstanding shares entitled to vote on the amendment and a majority of the outstanding shares of each class entitled to vote thereon as a class, except that the amendment of provisions to Board classification, stockholder action, certificate amendments and liability of directors must be approved by not less than 66 2/3% of the outstanding shares entitled to vote on the amendment, voting together as a single class. Any amendment to our amended and restated bylaws will be required to be approved by either a majority of our Board or not less than 66 2/3% of the outstanding shares entitled to vote on the amendment, voting together as a single class.

These provisions are designed to enhance the likelihood of continued stability in the composition of our Board and its policies, to discourage certain types of transactions that may involve an actual or threatened acquisition of our company and to reduce our vulnerability to an unsolicited acquisition proposal. We also designed these provisions to discourage certain tactics that may be used in proxy fights. However, these provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they may also reduce fluctuations in the market price of our shares that could result from actual or rumored takeover attempts.

Delaware General Corporation Law Section 203

As a Delaware corporation, we are also subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in a business combination specified in the statute with an interested stockholder (as defined in the statute) for a period of three years after the date of the transaction in which the person first becomes an interested stockholder, unless the business combination is approved in advance by a majority of the independent directors or by the holders of at least two-thirds of the outstanding disinterested shares. The application of Section 203 of the Delaware General Corporation Law could also have the effect of delaying or preventing a change of control of us.

Exclusive Forum Selection Clause

Our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum to the fullest extent permitted by law for: (1) any derivative action or proceeding brought on our behalf; (2) any action asserting a breach of fiduciary duty owed by any director, officer or other employee to us or our stockholders; (3) any action asserting a claim against us or any director or officer or other employee arising pursuant to the Delaware General Corporation Law; (4) any action to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or bylaws; or (5) any other action asserting a claim that is governed by the internal affairs doctrine, shall be the Court of Chancery of the State of Delaware (or another state court or the federal court located within the State of Delaware if the Court of Chancery does not have or declines to accept jurisdiction), in all cases subject to the court’s having jurisdiction over indispensable parties named as defendants. Our amended and restated certificate of incorporation will provide that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act but the forum selection provisions will not apply to claims brought to enforce a duty or liability created by the Exchange Act. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors or officers. It is possible that a court could find that such provisions are inapplicable for a particular claim or action or that such provisions are unenforceable. In addition, under the Securities Act, federal courts have concurrent jurisdiction over all suits brought to enforce any duty or liability created by the Securities Act, and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Transfer Agent and Registrar

American Stock Transfer & Trust Company, LLC will serve as the transfer agent and registrar for our common stock.

Listing

We intend to apply to list our common stock on the Nasdaq Global Market under the symbol “RAIN.”

SHARES ELIGIBLE FOR FUTURE SALE

Before the closing of this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock, including shares issued upon the exercise of outstanding options, in the public market after this offering, or the possibility of these sales or issuances occurring, could adversely affect the prevailing market price for our common stock or impair our ability to raise equity capital.

Upon the completion of this offering and assuming the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of 16,273,406 shares of common stock, we will have an aggregate of                 shares of common stock outstanding (or                 shares if the underwriters exercise in full their option to purchase additional shares). Of these shares, all of the common stock sold in this offering, as well as any shares sold upon the exercise of the underwriters’ option to purchase additional shares of common stock, will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by “affiliates,” as that term is defined in Rule 144 under the Securities Act.

The remaining shares of common stock will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, each of which is summarized below. Restricted securities may also be sold outside of the United States to non-U.S. persons in accordance with Rule 904 of Regulation S.

Subject to the lock-up agreements described below and the provisions of Rule 144 or Regulation S under the Securities Act, as well as our insider trading policy, these restricted securities will be available for sale in the public market after the date of this prospectus.

Rule 144

In general, under Rule 144, as currently in effect, once we have been subject to public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, an eligible stockholder is entitled to sell such shares without complying with the manner of sale, volume limitation, or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. To be an eligible stockholder under Rule 144, such stockholder must not be deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and must have beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144, subject to the expiration of the lock-up agreements described below.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell shares on expiration of the lock-up agreements described below. Beginning 90 days after the date of this prospectus, within any three-month period, such stockholders may sell a number of shares that does not exceed the greater of:

•

1% of the number of shares of common stock then outstanding, which will equal approximately             shares immediately after this offering, assuming no exercise of the underwriters’ option to purchase additional shares of common stock from us; or

•	the average weekly trading volume of our common stock on the Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who was issued shares under a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance on Rule 144, but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after the date of this prospectus before selling those shares under Rule 701, subject to the expiration of the lock-up agreements described below.

Form S-8 Registration Statements

We intend to file one or more registration statements on Form S-8 under the Securities Act with the SEC to register the offer and sale of shares of our common stock that are issuable under our 2018 Plan, our 2021 Plan and our ESPP. These registration statements will become effective immediately upon filing. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to vesting restrictions, any applicable lock-up agreements described below and Rule 144 limitations applicable to affiliates.

Lock-up Arrangements

We, all of our directors and executive officers and the holders of substantially all of our common stock and securities exercisable for or convertible into our common stock outstanding immediately upon the closing of this offering, have agreed with the underwriters that, until 180 days after the date of the underwriting agreement related to this offering, we and they will not, without the prior written consent of Goldman Sachs & Co. LLC, Citigroup Global Markets Inc. and Piper Sandler & Co. directly or indirectly, offer, sell, contract to sell, pledge, grant any option to purchase, lend or otherwise dispose of any shares of our common stock, or any options or warrants to purchase any shares of our common stock, or any securities convertible into, exchangeable for or exercisable or that represent the right to receive shares of our common stock, or engage in any hedging or other transaction or arrangement which is designed to or which reasonably could be expected to lead to or result in a sale, loan, pledge or other disposition, or transfer any of the economic consequences of ownership, in whole or in part, directly or indirectly, of the securities, whether any such transaction or arrangement would be settled by delivery of our common stock or other securities, in cash or otherwise. These agreements are described in the section titled “Underwriting.” Goldman Sachs & Co. LLC, Citigroup Global Markets Inc. and Piper Sandler & Co. may, in their sole discretion, release any of the securities subject to these lock-up agreements at any time.

Registration Rights

Upon the closing of this offering, pursuant to our IRA, the holders of shares of our common stock, or their transferees, will be entitled to certain rights with respect to the registration of the offer and sale of their shares under the Securities Act, subject to the terms of the lock-up agreements described under “—Lock-up Arrangements” above. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of such registration. Any sales of securities by these stockholders could have a material and adverse effect on the trading price of our common stock. See the section titled “Description of Capital Stock—Registration Rights” for additional information.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following discussion is a summary of material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering. The discussion does not purport to be a complete analysis of all potential tax consequences. The consequences of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws, are not discussed. This discussion is based on the Code, Treasury Regulations promulgated under the Code, judicial decisions and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the IRS), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder of our common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our common stock.

This discussion is limited to Non-U.S. Holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including without limitation the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons subject to the alternative minimum tax;

•	persons holding our common stock as part of a hedge, straddle or other risk-reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies and other financial institutions;

•	real estate investment trusts or regulated investment companies;

•	brokers, dealers or traders in securities or other persons that elect to use a mark-to-market method of accounting for their holdings in our stock;

•	“controlled foreign corporations,” “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements classified as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons subject to special tax accounting rules as a result of any item of gross income with respect to the stock being taken into account in an applicable financial statement;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation; and

•	tax-qualified retirement plans.

If an entity or arrangement classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

This discussion is for informational purposes only and is not tax advice. Investors should consult their tax advisors with respect to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the U.S. federal estate or gift tax laws or under the laws of any state, local or non-U.S. taxing jurisdiction or under any applicable income tax treaty.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is neither a “U.S. person” (as defined below) nor an entity or arrangement classified as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that: (i) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code); or (ii) has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes.

Distributions

As described in the section titled “Dividend Policy,” we have never declared or paid cash dividends on our common stock, and we have no present intention to pay cash dividends on our common stock. However, if we do make distributions of cash or other property on our common stock, those distributions will generally constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If the amount of such distributions exceed our current and accumulated earnings and profits, such excess will generally constitute a return of capital and will first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “Sale or Other Taxable Disposition.”

Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder of our common stock generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes the applicable withholding agent with documentation required to claim benefits under such tax treaty (generally, a valid IRS Form W-8BEN or W-8BEN-E or a successor form)). These certifications must be provided to the applicable withholding agent prior to the payment of dividends and must be updated periodically. A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding U.S. federal withholding tax on distributions, including their eligibility for benefits under any applicable income tax treaties and the availability of a refund on any excess U.S. federal tax withheld.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will generally be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI (or a successor form) certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

However, any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular graduated rates applicable to U.S. persons. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

The foregoing discussion is subject to the discussion in the sections below titled “Information Reporting and Backup Withholding” and “Additional Withholding Tax on Payments Made to Foreign Accounts.”

Sale or Other Taxable Disposition

Subject to the discussion in the sections below titled “Information Reporting and Backup Withholding” and “Additional Withholding Tax on Payments Made to Foreign Accounts,” a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

•	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•	our common stock constitutes a U.S. real property interest (USRPI) by reason of our status as a U.S. real property holding corporation (USRPHC) for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates applicable to U.S. persons. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by certain U.S. source capital losses of the Non-U.S. Holder, provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and we do not anticipate becoming, a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, we cannot assure you that we will not become a

USRPHC in the future. Even if we are or were to become a USRPHC, however, our common stock will not be treated as a U.S. real property interest if our common stock is “regularly traded” on an “established securities market” (as such terms are defined by applicable Treasury Regulations) and such Non-U.S. Holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the 5-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period. If we are determined to be or have been a USRPHC during the relevant period and the exception described in the foregoing sentence does not apply, the Non-U.S. Holder generally will be taxed on its net gain derived from the disposition at the graduated U.S. federal income tax rates applicable to U.S. persons and, in addition, a purchaser of our common stock may be required to withhold tax with respect to that obligation. No assurance can be provided that our common stock will be regularly traded on an established securities market for purposes of the rules described above.

Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Payments of dividends on our common stock generally will not be subject to backup withholding provided the applicable withholding agent does not have actual knowledge or reason to know the Non-U.S. Holder is a U.S. person and the Non-U.S. Holder certifies its non-U.S. status by furnishing a valid IRS Form W-8BEN, W-8BEN-E, W-8ECI, W-8EXP or other applicable IRS form, or otherwise establishes an exemption. Information returns are required to be filed with the IRS in connection with any distributions on our common stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. Copies of these information returns may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Information reporting and, depending on the circumstances, backup withholding generally will apply (at a current rate of 24%) to the proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers, unless the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that the Non-U.S. Holder is a U.S. person, or the holder otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker that does not have certain enumerated relationships with the United States generally will not be subject to backup withholding or information reporting.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code and the rules and regulations promulgated thereunder (commonly referred to as FATCA) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, and, subject to the discussion of the proposed U.S. Treasury regulations below, gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless: (i) the foreign financial institution undertakes certain diligence, reporting and withholding obligations; (ii) the non-financial foreign entity either certifies it does not have any “substantial U.S.

owners” (as defined in the Code) or furnishes identifying information regarding each substantial U.S. owner; or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence, reporting and withholding requirements in (i) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified U.S. persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to noncompliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States concerning FATCA may be subject to different rules. If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under the section titled “Material U.S. Federal Income Tax Consequences to Non-U.S. Holders—Distributions,” the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock. Withholding with respect to gross proceeds from the disposition of property such as our common stock was previously scheduled to begin on January 1, 2019; however, such withholding has been eliminated under proposed U.S. Treasury regulations, which can be relied on until final regulations become effective. There can be no assurance that final Treasury regulations would provide an exemption from withholding taxes under FATCA for gross proceeds.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman Sachs & Co. LLC, Citigroup Global Markets Inc. and Piper Sandler & Co. are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman Sachs & Co. LLC
Citigroup Global Markets Inc.
Piper Sandler & Co.
Guggenheim Securities LLC

Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional                  shares from us to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase                  additional shares.

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $                 per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We and our officers, directors and holders of substantially all of our common stock have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. See the section titled “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuations of companies in related businesses.

We intend to apply to list our common stock on the Nasdaq Global Market under the symbol “RAIN.”

In connection with the offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of our common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the Nasdaq Global Market, in the over-the-counter market or otherwise.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $                . We will reimburse the underwriters for certain of their expenses incurred in connection with this offering in an amount up to $                .

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with whom we have relationships, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of ours (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area (each an EEA State), no shares of common stock (the Shares) have been offered or will be offered pursuant to the offer to the public in that EEA State prior to the publication of a prospectus in relation to the Shares which has been approved by the competent authority in that EEA State or, where appropriate, approved in another EEA State and notified to the competent authority in that EEA State, all in accordance with the EU Prospectus Regulation, except that offers of Shares may be made to the public in that EEA State at any time under the following exemptions under the EU Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under the EU Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under the EU Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)

in any other circumstances falling within Article 1(4) of the EU Prospectus Regulation, provided that no such offer of the Shares shall require the issuer or any representative to publish a prospectus pursuant to Article 3 of the EU Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the EU Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to the Shares in any EEA State means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares to be offered so as to enable an investor to decide to purchase or subscribe for any Shares, and the expression “EU Prospectus Regulation” means Regulation (EU) 2017/1129.

United Kingdom

In relation to the United Kingdom, no Shares have been offered or will be offered pursuant to the offer to the public in the United Kingdom prior to the publication of a prospectus in relation to the Shares which has been approved by the Financial Conduct Authority in accordance with the UK Prospectus Regulation, except that it may make an offer to the public in the United Kingdom of any Shares at any time under the following exemptions under the UK Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under the UK Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the UK Prospectus Regulation,

provided that no such offer of the Shares shall require the issuer or any representative to publish a prospectus pursuant to Article 3 of the UK Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

In the United Kingdom, the offer is only addressed to, and is directed only at, “qualified investors” within the meaning of Article 2(e) of the UK Prospectus Regulation, who are also (i) persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the Order); (ii) high net worth bodies corporate, unincorporated associations and partnerships and trustees of high value trusts as described in Article 49(2) of the Order; or (iii) persons to whom it may otherwise lawfully be communicated (all such persons being referred to as relevant persons). This document must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

For the purposes of this provision, the expression an “offer to the public” in relation to the Shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares to be offered so as to enable an investor to decide to purchase or subscribe for any Shares, and the expression “UK Prospectus Regulation” means the UK version of Regulation (EU) No 2017/1129 as amended by The Prospectus (Amendment etc.) (EU Exit) Regulations 2019, which is part of UK law by virtue of the European Union (Withdrawal) Act 2018.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies

(Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the SFA)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (Regulation 32).

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

LEGAL MATTERS

The validity of the shares of our common stock offered by this prospectus will be passed upon for us by Gibson, Dunn & Crutcher LLP, San Francisco, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP, Menlo Park, California.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our financial statements at December 31, 2019 and 2020, and for the years then ended, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement and its exhibits. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The exhibits to the registration statement should be reviewed for the complete contents of these contracts and documents. A copy of the registration statement and its exhibits may be obtained from the SEC upon the payment of fees prescribed by it. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding companies that file electronically with it.

Upon completion of this offering, we will become subject to the information and periodic and current reporting requirements of the Exchange Act, and in accordance therewith, will file periodic and current reports, proxy statements and other information with the SEC. The registration statement, such periodic and current reports and other information can be obtained electronically by means of the SEC’s website at www.sec.gov.

RAIN THERAPEUTICS INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Rain Therapeutics Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Rain Therapeutics Inc. (the Company) as of December 31, 2019 and 2020, the related statements of operations and comprehensive loss, changes in convertible preferred stock and stockholders’ deficit and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2020, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2019.

San Diego, California

March 5, 2021

RAIN THERAPEUTICS INC.

Balance Sheet

(in thousands, except share and par value data)

	December 31, 2019	December 31, 2020
Assets
Current assets:
Cash and cash equivalents	$5,794	$58,863
Prepaid and other current assets	480	662

Total current assets	6,274	59,525
Property and equipment, net	127	99
Operating lease right-of-use asset	565	447
Deferred offering costs	—	385
Other assets	429	624

Total assets	$7,395	$61,080

Liabilities, convertible preferred stock, and stockholders’ deficit
Current liabilities:
Accounts payable	$261	$816
Accrued and other current liabilities	826	2,462
Operating lease liability, current portion	137	141

Total current liabilities	1,224	3,419
Convertible promissory notes at fair value, related party	2,751	—
Operating lease liability, net of current portion	424	312
Other long-term liabilities	65	69
Accrued interest, related party	32	—

Total liabilities	4,496	3,800

Series A convertible preferred stock, $0.001 par value; 5,000,000 and 3,731,208 shares authorized as of December 31, 2019 and 2020, respectively; 3,731,208 shares issued and outstanding as of December 31, 2019 and 2020; $19,638 liquidation preference at December 31, 2019 and 2020	20,147	20,147
Series B convertible preferred stock, $0.001 par value; none authorized issued and outstanding as of December 31, 2019; 12,542,198 shares authorized, issued and outstanding as of December 31, 2020; $74,877 liquidation preference at December 31, 2020	—	74,550

Total convertible preferred stock	20,147	94,697
Stockholders’ deficit:
Common stock, $0.001 par value; 11,000,000 and 24,000,000 shares authorized as of December 31, 2019 and 2020, respectively; 3,225,000 and 3,813,115 shares issued and outstanding as of December 31, 2019 and 2020, respectively	3	4
Additional paid-in capital	236	1,149
Accumulated deficit	(17,487)	(38,570)

Total stockholders’ deficit	(17,248)	(37,417)

Total liabilities, convertible preferred stock, and stockholders’ deficit	$7,395	$61,080

See accompanying notes to financial statements.

RAIN THERAPEUTICS INC.

Statements of Operations and Comprehensive Loss

(in thousands, except share and per share data)

	Year Ended December 31,
	2019	2020
Operating expenses:
Research and development	$7,290	$15,367
General and administrative	3,538	3,591

Total operating expenses	10,828	18,958

Loss from operations	(10,828)	(18,958)
Other income (expense):
Interest income	209	32
Interest expense, related party	(32)	(135)
Change in fair value of convertible promissory notes, related party	(251)	(2,024)
Other income	—	2

Total other expense, net	(74)	(2,125)

Net loss and comprehensive loss	$(10,902)	$(21,083)

Net loss per share, basic and diluted	$(4.17)	$(5.82)

Weighted average shares of common stock outstanding, basic and diluted	2,612,253	3,619,723

See accompanying notes to financial statements.

RAIN THERAPEUTICS INC.

Statements of Changes in Convertible Preferred Stock and Stockholders’ Deficit

(in thousands, except share data)

	Series A		Series B						Total Stockholders’ Deficit
	Convertible Preferred Stock		Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit
	Shares	Amount	Shares	Amount	Shares	Amount
Balance as of December 31, 2018	3,731,208	$20,147	—	$—	1,975,000	$2	$—	$(6,585)	$(6,583)
Vesting of restricted shares	—	—	—	—	1,250,000	1	—	—	1
Stock-based compensation expense	—	—	—	—	—	—	236	—	236
Net loss	—	—	—	—	—	—	—	(10,902)	(10,902)

Balance as of December 31, 2019	3,731,208	$20,147	—	$—	3,225,000	$3	$236	$(17,487)	$(17,248)

Conversion of convertible promissory notes into Series B convertible preferred stock	—	$—	1,905,688	$11,377	—	$—	$—	$—	$—
Issuance of Series B convertible preferred stock, net of issuance costs of $327	—	—	10,636,510	63,173	—	—	—	—	—
Vesting of restricted shares	—	—	—	—	575,011	1	—	—	1
Exercise of stock options	—	—	—	—	13,104	—	48	—	48
Stock-based compensation expense	—	—	—	—	—	—	865	—	865
Net loss	—	—	—	—	—	—	—	(21,083)	(21,083)

Balance as of December 31, 2020	3,731,208	$20,147	12,542,198	$74,550	3,813,115	$4	$1,149	$(38,570)	$(37,417)

See accompanying notes to financial statements.

RAIN THERAPEUTICS INC.

Statements of Cash Flows

(in thousands)

	Year ended December 31,
	2019	2020
Operating activities
Net loss	$(10,902)	$(21,083)
Adjustments to reconcile net loss to cash used in operating activities:
In-process research and development expense	—	5,167
Depreciation and amortization expense	28	52
Stock-based compensation expense	236	865
Non-cash interest expense, related party	32	135
Change in fair value of convertible promissory notes, related party	251	2,024
Changes in operating assets and liabilities:
Prepaid and other current assets	(79)	(182)
Operating lease right-of-use asset and liability, net	(4)	10
Other assets	(354)	(195)
Accounts payable	(249)	555
Accrued and other current liabilities	(141)	1,417
Other long-term liabilities	—	4

Net cash used in operating activities	(11,182)	(11,231)

Investing activities
Payments for in-process research and development expense	—	(5,167)
Purchases of property and equipment	(144)	(24)

Net cash used in investing activities	(144)	(5,191)

Financing Activities
Issuance of Series B convertible preferred stock, net of issuance costs	—	63,173
Issuance of convertible promissory notes	2,500	6,435
Issuance of common stock for stock option exercises	—	48
Issuance of common stock for vesting of restricted shares	—	1
Payments for deferred offering costs	—	(166)

Net cash provided by financing activities	2,500	69,491

Net increase (decrease) in cash and cash equivalents	(8,826)	53,069
Cash and cash equivalents at beginning of period	14,620	5,794

Cash and cash equivalents at end of period	$5,794	$58,863

Supplemental schedule of non-cash investing and financing activities:
Conversion of convertible promissory notes and interest into Series B convertible preferred stock	$—	$11,377
Right-of-use assets obtained in connection with operating lease obligations	$664	$—
Accruals for unbilled professional fees related to the IPO	$—	$219

See accompanying notes to financial statements.

RAIN THERAPEUTICS INC.

NOTES TO FINANCIAL STATEMENTS

1. Organization and Basis of Presentation

Description of Business

Rain Therapeutics Inc. (“Rain” or the “Company”) was incorporated in the state of Delaware in April 2017. Rain is a clinical-stage precision oncology company developing therapies that target oncogenic drivers for which the Company is able to genetically select patients it believes will most likely benefit. Rain’s lead product candidate, RAIN-32 (milademetan, formerly known as DS-3032), is a small molecule, oral inhibitor of mouse double minute 2, which may be oncogenic in numerous cancers. In addition to RAIN-32, the Company is also developing a preclinical program that is focused on inducing synthetic lethality in cancer cells by inhibiting RAD52. The Company operates in one business segment and its principal operations are in the United States, with its headquarters in Newark, California.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). Any reference in these notes to applicable guidance is meant to refer to GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASU”) promulgated by the Financial Accounting Standards Board (“FASB”).

Liquidity and Capital Resources

The Company has devoted substantially all of its efforts to drug discovery and development, raising capital and building operations. The Company has a limited operating history and has never generated any revenue, and the sales and income potential of the Company’s business is unproven. The Company has incurred net losses and negative cash flows from operating activities since its inception and expects to continue to incur net losses into the foreseeable future as it continues the development of its product candidates. From inception through December 31, 2020, the Company has funded its operations through the issuance of convertible promissory notes and convertible preferred stock.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business, and do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or amounts and classification of liabilities that may result from the outcome of this uncertainty. Management is required to perform a two-step analysis over its ability to continue as a going concern. Management must first evaluate whether there are conditions and events that raise substantial doubt about the Company’s ability to continue as a going concern. If management concludes that substantial doubt is raised, management is also required to consider whether its plans alleviate that doubt. Management has prepared cash flow forecasts which indicate that based on the Company’s expected operating losses and negative cash flows, there is not substantial doubt about the Company’s ability to continue as a going concern for twelve months after the date the financial statements for the year ended December 31, 2020 are issued.

The Company used $11.2 million of cash in operations in 2020 and at December 31, 2020, had an accumulated deficit of $38.6 million. Management expects operating losses and negative cash flows to continue for the foreseeable future as the Company continues to incur costs related to the development of its product candidates.

Management’s ability to continue as a going concern is dependent upon its ability to raise additional funding. Management intends to raise additional capital through equity offerings or debt financings. However, the Company may not be able to secure additional financing in a timely manner or on favorable terms, if at all. Furthermore, if the Company issues equity securities to raise additional funds, its existing stockholders may experience dilution, and the new equity securities may have rights, preferences and privileges senior to those of the Company’s existing stockholders. If the Company raises additional funds through collaboration, licensing or other similar arrangements, it may be necessary to relinquish valuable rights to its potential products or proprietary technologies or grant licenses on terms that are not favorable to the Company. Without additional funds, the Company may be forced to delay, scale back or eliminate some of the Company’s research and development activities, or other operations and potentially delay product development in an effort to provide sufficient funds to continue its operations. If any of these events occur, the Company’s ability to achieve the development and commercialization goals would be adversely affected.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of the Company’s financial statements in conformity with GAAP requires management to make estimates and assumptions that impact the reported amounts of assets, liabilities and expenses and the disclosure of contingent liabilities in the Company’s financial statements and accompanying notes. The most significant estimate in the Company’s financial statements relates to the clinical trial expense accruals and valuation of convertible promissory notes. Management evaluates its estimates on an ongoing basis. Although these estimates are based on the Company’s historical experience, knowledge of current events and actions it may undertake in the future, actual results may ultimately materially differ from these estimates and assumptions.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less at the date of purchase to be cash equivalents. Cash equivalents primarily represent funds invested in readily available checking and money market accounts.

Fair Value Option

As permitted under ASC 825, Financial Instruments (“ASC 825”), the Company has elected the fair value option to account for the convertible promissory notes issued in 2019 (the “2019 Notes”) and 2020 (the “2020 Notes”). In accordance with ASC 825, the Company records these convertible promissory notes at fair value and records changes in fair value as a line item within other income (expense) in the accompanying statements of operations and comprehensive loss. As a result of applying the fair value option, direct costs and fees related to the 2019 Notes and 2020 Notes were recognized in net loss as incurred and not deferred.

Fair Value of Financial Instruments

The carrying amounts of all cash equivalents, prepaid expenses and other assets, accounts payable and accrued and other current liabilities are reasonable estimates of their fair value because of the short-term nature of these items.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to significant concentration of credit risk, consist primarily of cash and cash equivalents. The Company maintains deposits in a federally insured major financial institution in excess of federally insured limits. The Company has not experienced any losses in such accounts and management believes that the Company is not exposed to significant credit risk due to the financial position of the depository institution in which those deposits are held.

Deferred Offering Costs

The Company capitalizes as deferred offering costs all direct and incremental legal, professional, accounting and other third-party fees incurred in connection with the Company’s initial public offering (“IPO”). The deferred offering costs will be offset against the IPO proceeds upon the consummation of an offering. The Company had $385,000 and $0 deferred offering costs as of December 31, 2020 and 2019, respectively.

Property and Equipment

Property and equipment, net consists of computer equipment, furniture and equipment and leasehold improvements. Leasehold improvements are amortized over the remainder of the lease term. Computer equipment and furniture and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets (generally two to three years). Repairs and maintenance costs are charged to expense as incurred.

Long-Lived Assets

The Company regularly reviews the carrying value and estimated lives of all of its long-lived assets, including property and equipment, to determine whether indicators of impairment may exist which warrant adjustments to carrying values or estimated useful lives. Should an impairment exist, the impairment loss would be measured based on the excess over the carrying amount of the asset’s fair value. The Company has not recognized any impairment losses from inception through December 31, 2020.

Commitments

The Company recognizes a liability with regard to loss contingencies when it believes it is probable that a liability has occurred, and the amount can be reasonably estimated. If some amount within a range of loss appears at the time to be a better estimate than any other amount within the range, the Company accrues that amount. When no amount within the range is a better estimate than any other amount, the Company accrues the minimum amount in the range. The Company has not recorded any such liabilities as of December 31, 2020.

Leases

At the inception of a contractual arrangement, the Company determines whether the contract contains a lease by assessing whether there is an identified asset and whether the contract conveys the right to control the use of the identified asset in exchange for consideration over a period of time. If both criteria are met, the Company records the associated lease liability and corresponding right-of-use asset upon commencement of the lease using the implicit rate or a discount rate based on a credit- adjusted secured borrowing rate commensurate with the term of the lease. The Company additionally evaluates leases at their inception to determine if they are to be accounted for as an operating lease or a finance lease. Operating lease assets represent a right to use an underlying asset for the lease term and operating lease liabilities represent an obligation to make lease payments arising from the lease. Operating lease liabilities with a term greater than one year and their corresponding right-of-use assets are recognized on the balance sheet at the commencement date of the lease based on the present value of lease payments over the expected lease term. Certain adjustments to the right-of-use asset may be required for items such as initial direct costs paid or incentives received. As the Company’s leases do not typically provide an implicit rate, the Company utilizes the appropriate incremental borrowing rate, determined as the rate of interest that the Company would have to pay to borrow on a collateralized basis over a similar term and in a similar economic environment. Lease cost is recognized on a straight-line basis over the lease term and variable lease payments are recognized as operating expenses in the period in which the obligation for those payments is incurred. Variable lease payments primarily include common area maintenance, utilities, real estate taxes, insurance and other operating costs that are passed on from the lessor in proportion to the space leased by the Company. The Company has elected the practical expedient to not separate lease and non-lease components. At the inception of a contractual arrangement, the Company determines whether the contract contains a lease by assessing whether there is an identified asset and whether the contract conveys the right to control the use of the identified asset in exchange for consideration over a period of time. If both criteria are met, the Company records the associated lease liability and corresponding right-of-use asset upon commencement of the lease using the implicit rate or a discount rate based on a credit-adjusted secured borrowing rate commensurate with the term of the lease. The Company additionally evaluates leases at their inception to determine if they are to be accounted for as an operating lease or a finance lease. Operating lease assets represent a right to use an underlying asset for the lease term and operating lease liabilities represent an obligation to make lease payments arising from the lease. Operating lease liabilities with a term greater than one year and their corresponding right-of-use assets are recognized on the balance sheet at the commencement date of the lease based on the present value of lease payments over the expected lease term. Certain adjustments to the right-of-use asset may be required for items such as initial direct costs paid or incentives received. As the Company’s leases do not typically provide an implicit rate, the Company utilizes the appropriate incremental borrowing rate, determined as the rate of interest that the Company would have to pay to borrow on a collateralized basis over a similar term and in a similar economic environment. Lease cost is recognized on a straight-line basis over the lease term and variable lease payments are recognized as operating expenses in the period in which the obligation for those payments is incurred. Variable lease payments primarily include common area maintenance, utilities, real estate taxes, insurance, and other operating costs that are passed on from the lessor in proportion to the space leased by the Company. The Company has elected the practical expedient to not separate lease and non-lease components.

Research and Development Costs

Research and development costs primarily consist of costs associated with the Company’s research and development activities, including its drug discovery efforts, and the preclinical and clinical development of its product candidates. Research and development costs are expensed as incurred.

Preclinical Studies and Clinical Trial Accruals

The Company is required to estimate its expenses resulting from its obligations under contracts with vendors, consultants, clinical research organizations and clinical site agreements in connection with conducting preclinical activities and clinical trials. The financial terms of these contracts are subject to negotiations which vary from contract to contract and may result in payment flows that do not match the periods over which materials or services are provided under such contracts. The Company reflects preclinical study and clinical trial expenses in its financial statements by matching those expenses with the period in which services and efforts are expended. The Company accounts for these expenses according to the progress of the preclinical study or clinical trial as measured by the timing of various aspects of the preclinical study, clinical trial or related activities. The Company determines accrual and prepaid estimates through review of the underlying contracts along with preparation of financial models taking into account correspondence with clinical and other key personnel and third- party service providers as to the progress of preclinical studies, clinical trials or other services being conducted. During the course of a preclinical study or clinical trial, the Company adjusts its expense recognition if actual results differ from its estimates. To date, the Company has not experienced any material differences between accrued costs and actual costs incurred.

In-Process Research and Development

The Company evaluates whether acquired intangible assets are a business under applicable accounting standards. Additionally, the Company evaluates whether the acquired assets have a future alternative use. Intangible assets that do not have future alternative use, such as the license we acquired from Daiichi, are considered acquired in-process research and development. When the acquired in-process research and development assets are not part of a business combination, the value of the consideration paid is expensed on the acquisition date. Future costs to develop these assets are recorded to research and development expenses as they are incurred.

Patent Costs

Costs related to filing and pursuing patent applications are recorded as general and administrative expense and expensed as incurred since recoverability of such expenditures is uncertain.

General and Administrative Expenses

General and administrative expenses consist of salaries, stock-based compensation, facilities and third-party expenses. General and administrative expenses are associated with the activities of the executive, finance, accounting, information technology, legal and human resource functions.

Stock-Based Compensation

Stock-based compensation expense represents the cost of the grant date fair value of equity awards recognized over the requisite service period of the awards (generally the vesting period) on a straight-line basis. The Company recognizes forfeitures as they occur. The Company estimates the fair value of stock option grants using the Black-Scholes option pricing model. The exercise price for all stock options granted was at the estimated fair value of the underlying common stock as determined on the date of grant by the Company’s Board of Directors.

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company recognizes deferred tax assets to the extent that the Company believes these assets are more likely than not to be realized. In making such a determination, management considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies and results of recent operations. If management determines that the Company would be able to realize its deferred tax assets in the future in excess of their recorded amount, management would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company records uncertain tax positions on the basis of a two-step process whereby (1) management determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more likely than not recognition threshold, management recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company recognizes interest and penalties related to unrecognized tax benefits within income tax expense. Any accrued interest and penalties are included within the related tax liability.

Comprehensive Loss

Comprehensive loss is defined as a change in equity during a period from transactions and other events and circumstances from non-owner sources. The Company’s comprehensive loss was the same as its reported net loss for the period presented.

Net Loss Per Share

Basic net loss per share is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding for the period, without consideration of potential dilutive securities. Diluted net loss per share is computed by dividing the net loss attributable to common stockholders by the sum of the weighted-average number of shares of common stock plus the potential dilutive effects of potential dilutive securities outstanding during the period. Potential dilutive securities are excluded from diluted earnings or loss per share if the effect of such inclusion is antidilutive. The Company’s potentially dilutive securities, which include convertible preferred stock, unvested common stock and outstanding stock options under the Company’s equity incentive plan, have been excluded from the computation of diluted net loss per share as they would be anti-dilutive to the net loss per share. For the period presented, there is no difference in the number of shares used to calculate basic and diluted shares outstanding due to the Company’s net loss position.

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The objective of the standard is to provide information about expected credit losses on financial instruments at each reporting date and to change how other-than temporary impairments on investment securities are recorded. The guidance is effective for the Company beginning on January 1, 2023, with early adoption permitted. The Company is currently evaluating the impact the standard may have on its financial statements and related disclosures.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement, which eliminates, modifies and adds disclosure requirements on fair value measurements. The standard is effective for all entities for annual periods beginning after December 15, 2019, including interim periods within those fiscal years, and early adoption is permitted. The Company is currently evaluating the impact the adoption of ASU 2018-13 will have on the Company’s financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”), which simplifies the accounting for income taxes. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020 for public companies and for fiscal years beginning after December 15, 2021 for all other entities and early adoption is permitted. The Company has not yet evaluated the impact the adoption of ASU 2019-12 will have on the Company’s financial statements.

3. Fair Value Measurements

The accounting guidance defines fair value, establishes a consistent framework for measuring fair value and expands disclosure for each major asset and liability category measured at fair value on either a recurring or non-recurring basis. Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, the accounting guidance establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2: Quoted prices for similar assets and liabilities in active markets, quoted prices in markets that are not active, or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e. supported by little or no market activity).

The Company’s cash and cash equivalents are classified using Level 1 inputs within the fair value hierarchy because they are valued using quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. There were no transfers between levels of the fair value hierarchy during the years ended December 31, 2019 and 2020.

The following table summarizes financial assets that the Company measured at fair value on a recurring basis, classified in accordance with the fair value hierarchy (in thousands):

	Fair Value Measurements at Reporting Date Using:
	Level 1	Level 2	Level 3	Total
As of December 31, 2019:
Cash and cash equivalents	$5,794	$—	$—	$5,794

As of December 31, 2020:
Cash and cash equivalents	$19,257	$—	$—	$19,257

As further described in Note 6, the Company issued the 2019 Notes in October 2019 and 2020 Notes in June 2020 to investors. The Company elected the fair value option for the convertible promissory notes. The fair value of the convertible promissory notes was determined using a scenario-based analysis that estimated the fair value of the convertible promissory notes based on the probability-weighted present value of expected future investment returns, considering possible outcomes available to the noteholders, including conversions in subsequent equity financings. The 2019 Notes and 2020 Notes were valued upon issuance, remeasured to fair value each reporting period and remeasured immediately prior to conversion into Series B convertible preferred stock based on changes in the expected time to closing ranging from 0 to 0.67 years and the relevant discount rate of 25% during the period. In September 2020, the 2019 Notes and 2020 Notes were converted to 1,905,688 shares of Series B convertible preferred stock.

The following table summarizes financial liabilities that the Company measured at fair value on a recurring basis, classified in accordance with the fair value hierarchy (in thousands):

	Fair Value Measurements at Reporting Date Using:
	Level 1	Level 2	Level 3	Total
As of December 31, 2019:
Convertible promissory notes	$—	$—	$(2,751)	$(2,751)

There were no liabilities measured at fair value on a recurring basis as of December 31, 2020.

The following table provides a reconciliation of all liabilities measured at fair value using Level 3 significant unobservable inputs (in thousands):

Convertible Promissory Notes

Fair value as of January 1, 2019	$—
Issuance of convertible promissory notes	2,500
Change in fair value of convertible promissory notes (Note 6)	251

Fair value as of December 31, 2019	$2,751

Issuance of convertible promissory notes	6,435
Conversion to convertible preferred stock (excluding interest expense)	(11,210)
Change in fair value of convertible promissory notes (Note 6)	2,024

Fair value as of December 31, 2020	$—

4. Related Party Transactions

As further described in Note 6, the Company issued the 2019 Notes in October 2019 to certain holders of preferred stock investors, for an aggregate of $2.5 million and the 2020 Notes in June 2020 to certain holders of preferred stock investors, for an aggregate of $6.4 million. In September 2020, all outstanding convertible promissory notes with a total fair value of $11.2 million and accrued interest of $167,000 were converted to 1,905,688 shares of Series B convertible preferred stock. Changes in fair value of the convertible promissory notes for the years ended December 31, 2019 and 2020 were $251,000 and $2.0 million, respectively.

5. Balance Sheet Details

Prepaid and Other Current Assets

Prepaid and other current assets consist of the following (in thousands):

	December 31,	December 31,
	2019	2020
Prepaid clinical	$346	$270
Prepaid research	—	101
Prepaid other	24	159
Other current assets	110	132

	$480	$662

Other Assets

Other assets consist of the following (in thousands):

	December 31,	December 31,
	2019	2020
FICA tax credit receivable	$354	$549
Deposits	75	75

	$429	$624

Property and Equipment, net

Property and equipment, net, consist of the following (in thousands):

	December 31,	December 31,
	2019	2020
Computer equipment	$42	$45
Furniture and equipment	50	72
Leasehold improvements	68	67

	$160	$184
Less: accumulated depreciation and amortization expense	(33)	(85)

	$127	$99

Accrued and Other Current Liabilities

Accrued and other current liabilities consist of the following (in thousands):

	December 31,	December 31,
	2019	2020
Employee compensation	$381	$573
Clinical development	279	1,527
Other accrued liabilities	166	362

	$826	$2,462

6. Convertible Promissory Notes

In October 2019, the Company entered into a convertible note purchase agreement with certain holders of preferred stock and issued convertible promissory notes (the “2019 Notes”) for an aggregate of $2.5 million. The 2019 Notes bore an interest rate of the lesser of (a) 5% per annum and (b) the maximum rate permissible by law. The 2019 Notes were due and payable on demand from the holders on or after 18 months after the date of issuance (“2019 Notes Maturity Date”), unless repaid in full or automatically converted per the Automatic Conversion feature. Under the Automatic Conversion feature, the 2019 Notes were to automatically convert to convertible preferred stock, upon the closing of the Company’s next issuance of preferred stock for capital-raising purposes resulting in net proceeds to the Company of at least $10.0 million (excluding any amounts received in connection with the conversion of the 2019 Notes) (“Future Qualifying Financing”). The 2019 Notes would convert into that whole number of shares of the securities equal to the number obtained by dividing the principal plus accrued interest of the 2019 Notes by 80% of the price per share paid by cash investors in the Future Qualifying Financing. The convertible notes included other optional redemption features as follows (i) optionally converted upon a non-qualified equity financing with a conversion price of 80% of the price paid per share in such financing, (ii) any time after the 2019 Notes Maturity Date, demand immediate repayment of an amount equal to the then-outstanding loan balance, or convert the outstanding loan balance into shares of common stock of the Company in an amount equal to the ratio of the then-outstanding loan balance over the ratio of $38.4 million divided by the number of shares of capital stock of the Company outstanding, (iii) automatically upon the occurrence of change in control or an IPO with a conversion of the loan balance into shares of common stock in an amount equal to the ratio of the then-outstanding loan balance over the ratio of $76.8 million divided by the fully diluted capitalization prior to the change in control or IPO, or demand immediate repayment of two times the outstanding loan balance, and (iv) upon certain events of default, immediately due and payable in full.

In June 2020, the Company entered into a convertible note purchase agreement with certain holders of preferred stock and issued convertible promissory notes (the “2020 Notes”) for an aggregate of $6.4 million. The 2020 Notes bore an interest rate of the lesser of (a) 5% per annum and (b) the maximum rate permissible by law. The 2020 Notes were due and payable on demand from the holders on or after 18 months after the date of issuance (“2020 Notes Maturity Date”), unless repaid in full or automatically converted per the Automatic Conversion feature. Under the Automatic Conversion feature, the 2020 Notes were to automatically convert to convertible preferred stock, upon the closing of the Company’s next issuance of preferred stock for capital-raising purposes resulting in net proceeds to the Company of at least $10.0 million (excluding any amounts received in connection with the conversion of the 2020 Notes) (“Qualifying Financing”). The 2020 Notes would convert into that whole number of shares of the securities equal to the number obtained by dividing the principal plus accrued interest of the 2020 Notes by 80% of the price per share paid by cash investors in the Qualifying Financing. The convertible notes included other optional redemption features as follows (i) optionally converted upon a non-qualified equity financing with a conversion price of 80% of the price paid per share in such financing, (ii) any time after the 2020 Notes Maturity Date, demand immediate repayment of an amount equal to the then-outstanding loan balance, or convert the outstanding loan balance into shares of common stock of the Company in an amount equal to the ratio of the then-outstanding loan balance over the ratio of $38.4 million divided by the number of shares of capital stock of the Company outstanding, (iii) automatically upon the occurrence of change in control or an IPO with a conversion of the loan balance into shares of common stock in an amount equal to the ratio of the then-outstanding loan balance over the ratio of $76.8 million divided by the fully diluted capitalization prior to the change in control or IPO, or demand immediate repayment of two times the outstanding loan balance, (iv) automatically upon the consummation of a transaction in which the Company merges with a public company and (v) upon certain events of default, immediately due and payable in full.

For the years ended December 31, 2019 and 2020, the Company recognized interest expense of $32,000 and $135,000, respectively, in connection with the 2019 Notes and 2020 Notes. In September 2020, all outstanding convertible promissory notes with a total fair value of $11.2 million and accrued interest of $167,000 were converted to 1,905,688 shares of Series B convertible preferred stock.

7. Convertible Preferred Stock and Stockholders’ Deficit

Series A Convertible Preferred Stock

In April 2018, the Company entered into a Series A convertible preferred stock purchase agreement, pursuant to which the Company issued 2,098,269 shares of Series A convertible preferred stock for an aggregate purchase price of $11.0 million, net of issuance costs. In December 2018, the Company issued an additional 1,390,788 shares of Series A convertible preferred stock for an aggregate purchase price of $7.3 million, net of issuance costs.

Series B Convertible Preferred Stock

In September 2020, the Company entered into a Series B convertible preferred stock purchase agreement, pursuant to which the Company issued 10,636,510 shares of Series B convertible preferred stock for an aggregate purchase price of $63.2 million, net of issuance costs.

Dividends

Each holder of the Company’s Series A and Series B convertible preferred stock is entitled to receive non-cumulative dividends, when and if declared by the Company’s Board of Directors. No dividends have been declared to date.

Liquidation Preferences

In the event of any liquidation, dissolution or winding up of the Company, the holders of the Series A and Series B convertible preferred stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of common stock, an amount per share equal to the original issue price plus declared but unpaid dividends.

Conversion

Each share of Series A and Series B convertible preferred stock is convertible at the option of the holder, at any time, into the number of shares of common stock determined by dividing the applicable purchase price by the applicable conversion price at the time of conversion. Each share of Series A and Series B convertible preferred stock will be automatically converted into common stock immediately upon (i) the closing of a firm commitment underwritten IPO resulting in at least $50.0 million of gross proceeds to the Company or (ii) the receipt by the Company of a written request for automatic conversion from the holders of a majority of the outstanding shares of Series A and Series B convertible preferred stock.

Voting

The holders of the Series A and Series B convertible preferred stock are entitled to one vote for each share of common stock into which such shares of Series A and Series B convertible preferred stock could then be converted; and with respect to such vote, such holders shall have full voting rights and powers equal to the voting rights and powers of the holders of the common stock.

Redemption

The Series A and Series B convertible preferred stock are not explicitly redeemable at the option of the holder at a specified date in the future or at the option of the Company.

The Company’s Series A and Series B convertible preferred stock have been classified as temporary equity on the accompanying balance sheet instead of in stockholders’ deficit in accordance with authoritative guidance for the classification and measurement of redeemable securities. Upon certain change in control events that are outside of the Company’s control, including liquidation, sale or transfer of control of the Company, holders of the convertible preferred stock can cause its redemption. The Company has determined not to adjust the carrying values of the Series A and Series B convertible preferred stock to the liquidation preferences of such shares because of the uncertainty of whether or when such events would occur.

Common Stock, Stock Options and Liability for Restricted Stock

In 2017, the Company entered into restricted stock purchase agreements with various employees for 3,800,000 shares of common stock, which are subject to time-based vesting. The Company has the option to repurchase any unvested shares at the original purchase price upon any voluntary or involuntary separation of an employee from the Company. The shares purchased pursuant to the restricted stock purchase agreements are not deemed, for accounting purposes, to be outstanding until those shares vest. The cash received in exchange for unvested shares of the restricted stock granted is recorded as a liability on the accompanying balance sheet and will be transferred into common stock and additional paid-in capital as the restricted stock vests.

In 2020, the Company amended its articles of incorporation and authorized the issuance of 24,000,000 shares of common stock.

The Company issued 1,250,000 shares in 2019 and 575,011 shares in 2020 in connection with the vesting of the restricted stock. As of December 31, 2020, no shares remained subject to repurchase by the Company.

In August 2020, the Board of Directors amended the Amended and Restated 2018 Stock Option—Stock Issuance Plan (the “Plan”) to increase the maximum number of shares of common stock that may be issued over the term of the plan (“Share Reserve”). The Plan provides for the grant of stock options, non-statutory stock options, incentive stock options and stock issuances to employees, nonemployees and consultants of the Company. As of December 31, 2020, the Share Reserve was 1,582,222.

Summaries of the Company’s stock option activities under the Plan in 2020 and 2019 are as follow (in thousands, except share and per share amounts and years):

	Total Options	Weighted- Average Exercise Price Per Share	Weighted- Average Remaining Contract Term	Aggregate Intrinsic Value
Outstanding as of December 31, 2018	—	$—	—	$—
Granted	354,500	3.65
Forfeited	(20,000)	3.65

Outstanding as of December 31, 2019	334,500	$3.65	9.4	$—

Granted	668,500	$3.35
Exercised	(13,104)	$3.65
Forfeited	(36,396)	$3.65

Outstanding as of December 31, 2020	953,500	$3.44	9.0	$1,259

Vested and expected to vest as of December 31, 2020	953,500	$3.44	9.0	$1,259

Vested and exercisable as of December 31, 2020	401,793	$3.28	8.9	$595

The weighted-average grant date fair values of employee option grants during the years ended December 31, 2019 and 2020 were $2.60 and $2.54 per share, respectively. The weighted-average grant date fair values of employee options forfeited during the years ended December 31, 2019 and 2020 were $2.62 and $2.61 per share, respectively.

Stock-Based Compensation Expense

The Company recognized stock-based compensation expense as follows (in thousands):

	Year Ended December 31, 2019	Year Ended December 31, 2020
Research and development	$161	$581
General and administrative	75	284

	$236	$865

The weighted-average assumptions used in the Black-Scholes option pricing model to determine the fair value of the stock option grants were as follows:

	Year Ended December 31, 2019	Year Ended December 31, 2020
Risk-free interest rate	1.4% – 2.5%	0.15% – 0.94%
Expected volatility	81.9% – 91.5%	96.9% – 116.2%
Expected term (in years)	5.6 – 6.1	1.5 – 6.1
Expected dividend yield	0%	0%

Risk-free interest rate.    The risk-free interest rate assumption is based on the U.S. Treasury instruments, the terms of which were consistent with the expected term of the Company’s stock options.

Expected volatility.    Due to the Company’s limited operating history and lack of company-specific historical or implied volatility as a private company, the expected volatility assumption was determined by examining the historical volatilities of a group of industry peers whose share prices are publicly available.

Expected term.    The expected term of stock options represents the weighted-average period the stock options are expected to be outstanding. The Company uses the simplified method for estimating the expected term. The simplified method calculates the expected term as the average of the time-to-vesting and the contractual life of the options.

Expected dividend yield.    The expected dividend assumption is based on the Company’s history and expectation of dividend payouts. The Company has not paid and does not intend to pay dividends.

Forfeitures.    The Company reduces stock-based compensation expense for actual forfeitures during the period.

As of December 31, 2020, the unrecognized compensation cost related to outstanding options was $1.4 million and is expected to be recognized as expense over approximately 2.3 years.

Common Stock Reserved for Future Issuance

Common stock reserved for future issuance consist of the following:

	December 31, 2019	December 31, 2020
Unvested restricted stock from early exercise	575,011	—
Convertible preferred stock	3,731,208	16,273,406
Stock options issued and outstanding	334,500	953,500
Authorized for future stock awards or option grants	897,722	628,722

Total	5,538,441	17,855,628

8. License Agreements

The Company has entered into license agreements, accounted for as asset acquisitions, under which the Company is required to use commercially reasonable efforts to meet certain specified development and regulatory milestones related to the licensed technologies within specified time periods. In consideration of the rights granted to the Company under the agreements, the Company is required to make cash milestone payments to the licensors upon the completion of certain development, regulatory and commercial milestones. For the arrangements the Company accounted for as asset acquisitions, contingent consideration liabilities are recorded as an additional cost of the acquired assets when the contingency is resolved, and the consideration is paid or becomes payable. Additionally, the Company has agreed to pay royalties on net sales of products applicable to the license agreements. The Company may terminate the agreements upon written notice to the licensors. The Company made payments of $65,000 and $5.4 million under the license agreements for the years ended December 31, 2019 and 2020, respectively.

Drexel License Agreement and Sponsored Research Agreement

On July 30, 2020, the Company entered into an intellectual property license agreement (the “Drexel License Agreement”) with Drexel University (“Drexel”). Pursuant to the Drexel License Agreement, Drexel granted to the Company (i) a worldwide, exclusive license to make and commercialize products under a single issued patent and two patent applications related to RAD52 inhibitors for the treatment of cancer (the “Patent Rights”) and (ii) a worldwide, nonexclusive license to make, use and commercialize certain technical information and know-how related to the Patent Rights. The license grant includes the right to sublicense after the first anniversary of the effective date, subject to express conditions set forth in the Drexel License Agreement.

The Company is obligated to use commercially reasonable efforts to (i) develop, commercialize, market and sell licensed products in a manner consistent with a development plan and (ii) achieve certain milestone events, including, among other things, receiving investigational new drug application (“IND”) approval for a licensed product by the fourth anniversary of the effective date. Under the Drexel License Agreement, for a period of five years from the effective date, the Company is granted a first option to license Drexel’s rights in certain improvements, developments or inventions developed by Drexel (or jointly by the parties) during the five-year period that are directly related to the licensed products or to RAD52 or compounds that have been generated to specifically target RAD52.

In addition to a one-time, non-refundable initiation fee of $20,000, the Drexel License Agreement requires the Company to make further payments to Drexel of up to an aggregate of $6.25 million, for the achievement of specified development milestones for certain licensed products. The Company is also required to reimburse Drexel (i) after the filing of the first IND for the first licensed product, for all costs related to the filing, prosecution and maintenance of the Patent Rights accumulated prior to the effective date, and (ii) for all reasonable costs related to the filing, prosecution and maintenance of the Patent Rights after the effective date. In addition, the Company is also required to pay Drexel, on a quarterly basis, a low single digit royalty on net sales by the Company, its affiliates and sublicensees of certain licensed products, subject to specified reductions and a minimum quarterly royalty payment of up to $6,250.

Unless sooner terminated or extended, the term of the Drexel License Agreement with respect to any licensed product and country continues until the later of (i) the expiration or abandonment of the last-to-expire valid claim of the Patent Rights that covers the sale of such licensed product in such country, (ii) the expiration of any granted statutory period of marketing and/or data exclusivity for such licensed product that confers upon the Company exclusive commercialization, (iii) the month of the first sale of a generic equivalent of such licensed product in such country and (iv) ten years after the first sale of the first licensed product.

Daiichi Sankyo License Agreement

On September 2, 2020, the Company licensed the rights to milademetan (DS-3032b) for all human prophylactic or therapeutic uses in all countries and territories of the world from Daiichi Sankyo Company, Limited, (“Daiichi Sankyo”), a Japanese corporation (the “Daiichi Sankyo License Agreement”). Daiichi Sankyo conducted clinical studies of milademetan prior to the Company’s licensing the rights to this product. The Company refers to this product candidate as RAIN-32.

Under the Daiichi Sankyo License Agreement, the Company obtained worldwide, sublicensable exclusive rights to seven families of patents with respect to milademetan. While the Company is solely responsible under the Daiichi Sankyo License Agreement for the research, development and registration of milademetan, Daiichi Sankyo has the right to continue to conduct three ongoing clinical trials and prepare final reports with respect to these clinical trials. The Company has agreed to reimburse Daiichi Sankyo certain third-party expenses incurred while conducting such trials.

The Company is obligated to use commercially reasonable efforts to develop, commercialize and manufacture milademetan and to commercially launch milademetan as soon as reasonably practicable after receiving the requisite approvals from the authorities in any given country. The Company is also obligated to use commercially reasonable efforts to receive at least three full approvals for use in each of the following countries: France, Germany, Italy, Spain, the United Kingdom, the United States and one country outside of the United States and the European Union. In accordance with the terms of the Daiichi Sankyo License Agreement, the Company paid Daiichi Sankyo an initial upfront payment of $5.0 million. The Company is required to make aggregate future milestone payments of up to an aggregate of $225.0 million on the attainment of certain development and sales milestones. None of the milestones have been achieved. Additionally, the Company is required to pay Daiichi Sankyo a high single digit royalty based on the annual net sales of milademetan, to be reduced to an agreed rate upon expiration of the licensed patent in the particular country wherein sales are made. To date, no royalty payments have been made to Daiichi Sankyo under the Daiichi Sankyo License Agreement. The royalty obligation terminates on a country-by-country and on a product-by-product basis on the later of: (i) loss of all market exclusivity for such product in such country, (ii) the last-to-expire patent that covers the licensed compound or the product in such country and (iii) twelve years from launch of the first product sold by the Company in such country.

Unless sooner terminated or extended, the Daiichi Sankyo License Agreement will remain in full force and effect until the Company, its affiliates and its sublicensees cease all development and commercial activity related to milademetan. Either party may terminate the Daiichi Sankyo License Agreement for cause in the event of an uncured material breach (subject to a 90-day cure period).

9. Commitments and Contingencies

Leases

In September 2018, the Company entered into a noncancelable operating lease agreement for office space for its corporate headquarters in Newark, California with an initial term of 5.25 years. The lease commenced in January 2019 and ends March 2024. Under the terms of the lease, the Company pays annual base rent, subject to an annual fixed percentage increase of 3% on March 1st of each year. The Company is obligated to pay for its share of direct expenses including operating expense and taxes, which are considered variable lease costs and are expensed as incurred.

In March 2020, Governor Newsom issued State of California Executive Order No. N-33-20 (“Shelter In Place Order”) instructing all individuals in California to stay at home due to the COVID-19 pandemic. In connection with such order, the Company entered into an amendment to the noncancelable operating lease agreement in June 2020. The amendment provided the Company rent relief for three months in 2020. In consideration of the rent relief, the Company agreed to adjust the base rent annual fixed percentage increase of 3% on February 1st of each year and extend the lease until September 2024. Under the guidance of ASU No. 2016-02, Leases (Topic 842), the amendment was determined to be a lease modification that qualified as a change of accounting on the existing lease and not a separate contract. Remeasurement of the right-of-use asset and operating lease liabilities at the date of modification did not result in a material increase of the right-of-use asset and operating lease liabilities.

The following table summarizes information related to leases (in thousands):

	December 31, 2019	December 31, 2020
Assets:
Operating lease right-of-use assets	$565	$447

Total right-of-use assets	$565	$447

Liabilities:
Operating lease liabilities, current	$137	$141
Operating lease liabilities, non-current	424	312

Total operating lease liabilities	$561	$453

The future minimum lease payments required under the operating lease as of December 31, 2020, are summarized as follows (in thousands):

Year Ending December 31, 2021	$161
2022	167
2023	171
2024	129

Total minimum lease payments	$628

Less: amount representing interest	$(175)

Present value of operating lease liabilities	453
Less: operating lease liabilities, current	(141)

Operating lease liabilities, non-current	$312

Weighted-average remaining lease term (in years)	3.75
Weighted-average incremental borrowing rate	10.00%

The table below summarizes the Company’s lease costs and cash payments in connection with operating lease obligations (in thousands):

	Year ended December 31, 2019	Year ended December 31, 2020
Total operating lease expense	$167	$130
Operating cash flows used for operating lease	145	130

Contingencies

In the event the Company becomes subject to claims or suits arising in the ordinary course of business, the Company would accrue a liability for such matters when it is probable that future expenditures will be made and such expenditures can be reasonably estimated.

10. Employee Benefits

The Company has a defined contribution 401(k) plan available to eligible employees. Under the terms of the plan, employees may make voluntary contributions as a percent of compensation, limited to the maximum amount allowable under federal tax regulations. The Company, at its discretion, may make certain contributions to the 401(k) plan. The Company made matching contributions of $34,000 and $79,000 for the years ended December 31, 2019 and 2020, respectively.

11. Income Taxes

The Company recorded de minimis state income tax expense for the years ended December 31, 2019 and 2020 primarily as a result of the Company maintaining a full valuation allowance against its loss from operations for tax purposes. The net losses for the years ended December 31, 2019 and 2020 were generated solely in the United States.

The provision for income taxes differs from the amount computed by applying the federal statutory income tax rate to income before taxes as follows (in thousands):

	Year ended December 31, 2019	Year ended December 31, 2020
Federal tax benefit at statutory rate	$(2,289)	$(4,426)
State taxes	(917)	(1,640)
Change in fair value of convertible promissory notes	53	425
Non-deductible expenses	72	(11)
Convertible note interest	—	28
R&D credits	(163)	(187)
Change in valuation allowance	3,244	5,797
Other	—	14

Provision of income taxes	$—	$—

Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of deferred income tax assets and liabilities are as follows (in thousands):

	December 31, 2019	December 31, 2020
Deferred tax assets:
Accrued expenses and other	$114	$188
Fixed assets	5	11
Intangibles	124	1,698
Net operating losses	4,501	8,254
R&D and Orphan Drug credits	252	438
Stock-based compensation	35	236
Lease liability	168	135

Total deferred tax assets	5,199	10,960
Valuation allowance	(5,030)	(10,827)

Total net deferred tax assets	169	133
Deferred tax liabilities:
Right-of-use asset	(169)	(133)

Total deferred tax liabilities	(169)	(133)

Net deferred tax assets	—	—

Realization of deferred tax assets is dependent upon the Company’s ability to generate sufficient taxable income within the carryforward period. In assessing the realizability of some portion or all of the deferred tax assets, the Company evaluated both positive and negative evidence to determine if some or all of its deferred tax assets should be recognized. Based on the available objective evidence, the Company has concluded it is not more likely than not that its deferred tax assets will be realized.

Therefore, a valuation allowance in the amount of $10.8 million has been recorded for 2020 against the Company’s deferred tax assets. The net valuation increased by $3.2 million and $5.8 million during the years ended December 31, 2019 and 2020, respectively.

The following table sets forth the Company’s federal and state net operating loss carryforwards as of December 31, 2020 (in thousands):

	Amount	Expiration Years
Net operating losses, Federal—pre TCJA	$ 159	2037
Net operating losses, Federal—post TCJA	27,577	N/A
Net operating losses, California	27,476	2037-2040
R&D and Orphan Drug credits, Federal	408	2039-2040
R&D credits, California	432	N/A

Utilization of the Company’s net operating loss and R&D credits may be subject to substantial limitations due to the ownership changes limitations provided by the Internal Revenue Code and similar state provisions. Such annual limitation could result in the expiration of the net operating loss before their utilization. Sections 382 and 383 of the Internal Revenue Code (“IRC Sections 382 and 383”) impose limitations on a corporation’s ability to utilize its net operating losses and credit carryforwards if it experiences an “ownership change” as defined by IRC Sections 382 and 383. The Company has performed an analysis under Section 382 of the Internal Revenue Code which subjects the amount of pre-change net operating losses and certain other tax attributes that can be utilized to an annual limitation. Based on the analysis, an ownership change has occurred in 2018.

The Company is required to recognize in the financial statements the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position.

The following table reflects changes in the gross unrecognized tax benefits (in thousands):

	Year ended December 31, 2019	Year ended December 31, 2020
Balance at beginning of year	$38	$215
Additions based on tax positions related to current year	177	187

Balance at end of year	$215	$402

The Company recognizes interest and penalties as a component of income tax expense. There were no interest or penalties recognized in the statements of operations and comprehensive loss. The total unrecognized tax benefits of $402,000 and $215,000 were recorded as of December 31, 2020 and 2019, respectively, which, if recognized currently, should not impact the effective tax rate due to the Company maintaining a full valuation allowance. The Company expects the unrecognized tax benefits will not change significantly within the next 12 months.

The Company is subject to examination by the United States federal and state tax authorities for the tax years 2017 and later. State income tax returns are generally subject to examination for a period of three to five years after filing of the respective return.

On March 27, 2020, the Coronavirus Aid, Relief and Economic Security (“CARES”) Act was enacted and signed into law and GAAP requires recognition of the tax effects of new legislation during the reporting period that includes the enactment date. The CARES Act includes changes to the tax provisions that benefit business entities, and makes certain technical corrections to the 2017 Tax Cuts and Jobs Act. The tax relief measures for businesses include a five-year net operating loss carryback, suspension of annual deduction limitation of 80% of taxable income from net operating losses generated in a tax year beginning after December 31, 2017 through December 31, 2020, changes the deductibility of interest, acceleration of alternative minimum tax credit refunds, payroll tax relief, and a technical correction to allow accelerated deductions for qualified improvement property. The CARES Act also provides other non-tax benefits to assist those impacted by the pandemic. The Company evaluated the impact of the CARES Act and determined that its adoption did not have a material impact to the income tax provision for the year ended December 31, 2020.

The Consolidated Appropriations Act, 2021 (“CAA”), was signed into law on December 27, 2020. The CAA includes, among other provisions, tax and direct spending relief for businesses and individuals affected by the COVID-19 pandemic, and extends dozens of expiring tax deductions, credits, and incentives. The Company evaluated the impact of the CAA and determined that it did not have a material impact to the income tax provision for the tax year ended December 31, 2020.

12. Net Loss Per Share

The following tables summarize the computation of the basic and diluted net loss per share (in thousands, except share and per share data):

	Year ended December 31, 2019	Year ended December 31, 2020
Numerator:
Net loss	$(10,902)	$(21,083)
Denominator:
Weighted-average shares of common stock outstanding, basic and diluted	3,800,000	3,800,958
Less: weighted-average unvested common stock	(1,187,747)	(181,234)

Weighted-average shares used to compute net loss per share, basic and diluted	2,612,253	3,619,723

Net loss per share, basic and diluted	$(4.17)	$(5.82)

The following table sets forth the outstanding potentially dilutive securities that have been excluded in the calculation of diluted net loss per share because their inclusion would be anti-dilutive:

	December 31, 2019	December 31, 2020
Series A convertible preferred stock	3,731,208	3,731,208
Series B convertible preferred stock	—	12,542,198
Common stock options	334,500	953,500
Unvested common stock	575,011	—

Total	4,640,719	17,226,906

13. Subsequent Events

For its financial statements as of December 31, 2020 and for the year then ended, the Company evaluated subsequent events through March 5, 2021, the date on which those financial statements were issued.

            Shares

Rain Therapeutics Inc.

Common Stock

Goldman Sachs & Co. LLC

Citigroup

Piper Sandler

Guggenheim Securities

Through and including                      , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the various expenses, other than underwriting discounts and commissions, payable by the registrant in connection with the sale of common stock being registered. All of the amounts shown are estimated except the Securities and Exchange Commission registration fee and the FINRA filing fee.

Amount To Be Paid
Securities and Exchange Commission registration fee	$	*
FINRA filing fee		*
Nasdaq listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous fees and expenses		*

Total	$	*

*	To be completed by amendment.

Item 14. Indemnification of Directors and Officers.

The company is a Delaware corporation. Section 145(a) of the Delaware General Corporation Law (DGCL) provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 145(b) of the DGCL provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine, upon application, that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

Further subsections of DGCL Section 145 provide that:

(1)

to the extent a present or former director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (i) and (ii) of Section 145 or in the defense of any claim, issue or matter therein, such person shall be indemnified against expenses, including attorneys’ fees, actually and reasonably incurred by such person in connection therewith;

(2)

the indemnification and advancement of expenses provided for pursuant to Section 145 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise; and

(3)

the corporation shall have the power to purchase and maintain insurance of behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under Section 145.

As used in this Item 14, the term “proceeding” means any threatened, pending or completed action, suit or proceeding, whether or not by or in the right of the company, and whether civil, criminal, administrative, investigative or otherwise.

Section 145 of the DGCL makes provision for the indemnification of officers and directors in terms sufficiently broad to indemnify officers and directors of the company under certain circumstances from liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933. The company’s organizational documents provide, in effect, that, to the fullest extent and under the circumstances permitted by Section 145 of the DGCL, the company will indemnify any and all of its officers and directors. Before the completion of this offering, the company intends to enter into indemnification agreements with its officers and directors. The company may, in its discretion, similarly indemnify its employees and agents. The company’s certificate of incorporation also relieves its directors from monetary damages to the company or its stockholders for breach of such director’s fiduciary duty as a director to the fullest extent permitted by the DGCL. Under Section 102(b)(7) of the DGCL, a corporation may relieve its directors from personal liability to such corporation or its stockholders for monetary damages for any breach of their fiduciary duty as directors except (i) for a breach of the duty of loyalty, (ii) for failure to act in good faith, (iii) for intentional misconduct or knowing violation of law, (iv) for willful or negligent violations of certain provisions in the DGCL imposing certain requirements with respect to stock repurchases, redemptions and dividends or (v) for any transactions from which the director derived an improper personal benefit.

The company has purchased insurance policies that, within the limits and subject to the terms and conditions thereof, cover certain expenses and liabilities that may be incurred by directors and officers in connection with proceedings that may be brought against them as a result of an act or omission committed or suffered while acting as a director or officer of the company.

The form of Underwriting Agreement, to be entered into in connection with this offering and to be attached as Exhibit 1.1 hereto, provides for the indemnification by the underwriters of us and our officers and directors for certain liabilities, including liabilities arising under the Securities Act, and affords certain rights of contribution with respect thereto.

Item 15. Recent Sales of Unregistered Securities.

Since January 1, 2018, we have made the following sales of unregistered securities:

Issuances of Securities

Since January 1, 2018, we have made the following issuances of securities:

1.

In April 2018, with a subsequent closing in December 2018, we issued and sold an aggregate of 3,731,208 shares of our Series A convertible preferred stock at a purchase price of $5.2632 per share to new and existing investors in exchange for aggregate consideration of approximately $19.4 million, composed of approximately $18.4 million in cash and $1.0 million pursuant to the conversion of our convertible promissory notes.

2.	In October 2019, we issued and sold convertible promissory notes in an aggregate principal amount of $2.5 million to existing investors.

3.	In June 2020, we issued and sold convertible promissory notes in an aggregate principal amount of $6.4 million to existing investors.

4.

In September 2020, we issued and sold an aggregate of 12,542,198 shares of our Series B convertible preferred stock at a purchase price of $5.97 per share to new and existing investors in exchange for aggregate consideration of approximately $72.6 million, composed of approximately $63.5 million in cash and $9.1 million pursuant to the conversion of our convertible promissory notes.

The offers, sales and issuances of the securities listed in this Item 15 under this subheading “Issuances of Securities” were deemed to be exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act or Rule 506 of Regulation D promulgated thereunder as transactions by an issuer not involving a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was an accredited investor within the meaning of Rule 501 of Regulation D promulgated under the Securities Act.

Grants of Stock Options

Since January 1, 2018, we have granted stock options to purchase an aggregate of              shares of our common stock at a weighted-average exercise price of $             per share to employees, directors and non-employee service providers.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. The offers, sales and, issuances of the securities listed in this Item 15 under this subheading “Grants of Stock Options” were deemed to be exempt from registration under the Securities Act in reliance on Rule 701 promulgated under the Securities Act as offers and sales of securities pursuant to certain compensatory benefit plans and contracts relating to compensation in compliance with Rule 701 or Rule 175.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits

Exhibit Number	Description of Exhibit

1.1*	Form of Underwriting Agreement.

3.1**	Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect.

Exhibit Number	Description of Exhibit

3.2*	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon completion of this offering.

3.3**	Bylaws of the Registrant, as currently in effect.

3.4*	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon completion of this offering.

4.1*	Form of Common Stock Certificate of the Registrant.

4.2**	Amended and Restated Investors’ Rights Agreement, dated September 2, 2020, by and among the Registrant and certain of its stockholders.

5.1*	Opinion of Gibson, Dunn & Crutcher LLP.

10.1*+	Form of Indemnification Agreement for directors and executive officers.

10.2*+	Amended and Restated 2018 Stock Option/Stock Issuance Plan and form of award agreement thereunder.

10.3*+	2021 Equity Incentive Plan.

10.4*+	2021 Employee Stock Purchase Plan.

10.5**+	Director Offer Letter, dated March 19, 2018, by and between the Registrant and Tran Nguyen.

10.6**+	Director Offer Letter, dated March 19, 2018, by and between the Registrant and Peter Radovich.

10.7**+	Employment Agreement, dated September 10, 2020, by and between the Registrant and Avanish Vellanki.

10.8**+	Employment Agreement, dated September 10, 2020, by and between the Registrant and Robert Doebele.

10.9#	License Agreement, dated September 2, 2020, between the Registrant and Daiichi Sankyo Company, Limited.

10.10#	Intellectual Property License Agreement, dated July 30, 2020, by and between the Registrant and Drexel University.

10.11	Office Lease Agreement, dated September 25, 2018, between the Registrant and BSP Senita 8000 Jarvis, LLC, as amended.

23.1*	Consent of Independent Registered Public Accounting Firm.

23.2*	Consent of Gibson, Dunn & Crutcher LLP (see Exhibit 5.1).

24.1*	Power of Attorney (see signature page hereto).

*	To be filed by amendment.
**	Previously filed.
+	Indicates management contract or compensatory plan.
#	Portions of the exhibit have been omitted for confidentiality purposes.

(b) No financial statement schedules are provided because the information called for is not required or is shown in the financial statements or the notes thereto.

Item 17. Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance on Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be a part of this registration statement as of the time it was declared effective.

(2)

For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Newark, State of California, on this                    day of     , 2021.

Rain Therapeutics Inc.

By:
Avanish Vellanki
Chairman and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Avanish Vellanki and Nelson Cabatuan, and each of them, as his or her true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him or her and in his or her name, place or stead, in any and all capacities (including, without limitation, the capacities listed below), to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates set forth opposite their names.

Signature	Title	Date

Avanish Vellanki	Chairman and Chief Executive Officer (principal executive officer)	, 2021

Nelson Cabatuan	Vice President of Finance and Administration (principal financial and accounting officer)	, 2021

Franklin Berger	Director	, 2021

Aaron Davis	Director	, 2021

Gorjan Hrustanovic, PhD	Director	, 2021

Tran Nguyen	Director	, 2021

Peter Radovich	Director	, 2021